Form 10-K, Exhibit 13
period 1996-12-31
SPS TRANSACTION SERVICES INC
filed 1997-03-28
CIK 882741

                                                        EXHIBIT 13


[SPS TRANSACTION SERVICES, INC. LOGO]

SPS Transaction Services, Inc.
1996 Annual Report

SPS Transaction Services, Inc. (NYSE:PAY) is a leading provider of technology-based outsourcing services. Principal businesses include electronic processing of non-cash transactions, consumer private label credit card program administration, commercial accounts receivable processing and call center teleservices such as technical help-desk support. The company operates its businesses primarily through two wholly owned subsidiaries, SPS Payment Systems, Inc. and Hurley State Bank. SPS is an indirect, 73.6 percent-owned subsidiary of Dean Witter, Discover & Co.


     NETWORK TRANSACTION SERVICES SPS provides a wide variety of clients with electronic point-of-sale processing, which includes authorization routing, data capture and file delivery for settlement of credit and debit card transactions.


     CONSUMER CREDIT CARD SERVICES SPS manages private label credit card programs for merchants and service providers. SPS may also act as an issuer and own the credit card loans outstanding.


     COMMERCIAL ACCOUNTS PROCESSING SPS offers billing and accounts receivable management systems for clients with business customers. Flexible systems allow for customization according to client needs - monthly revolving accounts, statements or invoice-based billing.


     TELESERVICES SPS applies customer service skills and advanced call center technology to provide customized inbound and outbound support solutions. Services include on-line technical help-desk support, catalog order-entry, customer service inquiries and emergency road service dispatch.


CONTENTS
Letter to Stockholders 2          Notes to Financial Statements 28
Team Approach 5                   Responsibility for Financial
Business Segments 6               Statements  and Independent
Management's Discussion           Auditors' Report 38
and Analysis 16                   5-Year Selected Financial Data 39
Financial Statements 24

                         SPS TRANSACTION SERVICES, INC.


FINANCIAL HIGHLIGHTS

In thousands, except per share data




                                                1996        1995     % Change
   --------------------------------------------------------------------------
   INCOME STATEMENT DATA
   Net operating revenues                      $320,920    $311,992       2.9
   --------------------------------------------------------------------------
   Net income                                    23,246      43,473     (46.5)
   --------------------------------------------------------------------------
   Net income per common share                     0.86        1.60     (46.3)
   --------------------------------------------------------------------------
   BALANCE SHEET DATA
   Total credit card loans                   $1,637,507  $1,620,833       1.0
   --------------------------------------------------------------------------
   Total assets                               1,760,785   1,777,607      (0.9)
   --------------------------------------------------------------------------
   Deposits                                     463,435     382,343      21.2
   --------------------------------------------------------------------------
   Due to affiliates                            982,547   1,110,811     (11.5)
   --------------------------------------------------------------------------
   Stockholders' equity                         224,392     199,210      12.6
   --------------------------------------------------------------------------
   Return on average stockholders' equity          11.0%       24.5%
   --------------------------------------------------------------------------
   OPERATING DATA
   Electronic point-of-sale
     transactions processed                     424,069     378,548      12.0
   --------------------------------------------------------------------------
   TeleServices customer contacts processed       9,745       8,507      14.6
   --------------------------------------------------------------------------
   Active consumer private label
     accounts at year-end                         3,466       3,675      (5.7)
   --------------------------------------------------------------------------
   Active commercial accounts at year-end           898         676      32.8
   ==========================================================================
   SUPPLEMENTAL DATA
   Total loans*                              $2,217,507  $2,229,992      (0.6)
   --------------------------------------------------------------------------


 *Total loans represents both owned and securitized credit card loans.

Net Operating
Revenues                    Net Income

dollars in millions         dollars in millions
-------------------         -------------------
1992        165.6           1992         19.7
1993        205.5           1993         30.6
1994        245.8           1994         37.7
1995        312.0           1995         43.5
1996        320.9           1996         23.2

                         SPS TRANSACTION SERVICES, INC.




LETTER TO STOCKHOLDERS

1996 was a difficult year for SPS. Our net income was affected by high charge-offs on our owned consumer credit card accounts. This reflected an industry-wide deterioration in consumer credit quality that produced record rates of delinquencies and bankruptcies. Our earnings were also reduced by expenses related to promotional credit plans offered to our owned private label credit cardholders. We took aggressive steps to address these problems and are beginning to see positive results.
     Our other three major businesses all experienced healthy increases in the drivers we use to measure their performance. Their progress reaffirms our business strategy and our conviction that we are well-positioned for long-term growth.


ROBERT L. WIESENECK
President and
Chief Executive Officer
[photo]


PHILIP J. PURCELL
Chairman of the Board
[photo]
                                       2

                         SPS TRANSACTION SERVICES, INC.


1996 REVIEW. In 1996 we took aggressive measures to increase revenues and to reduce the credit risks and expenses related to our Consumer Credit Card Services business. These actions included changes in cardholder terms and an increase in collection efforts by adding collectors and expanding call hours. We also implemented a major portfolio improvement program that made adjustments to cardholder accounts based on analyses of current financial condition, credit risk and credit behavior scores. While the steps we took resulted in the reduction of credit lines for some accounts and the closing of others, gross revenues per account increased in 1996. Additionally, we moved up the development schedule for new credit scoring models and implemented certain client pricing revisions, including those for promotional programs.
        Given the changes in some clients' marketing strategies, we also reevaluated and changed our position on the recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate resulted in the deferral of $9.3 million of fourth quarter merchant discount revenues into 1997 and will provide us with a better matching of the revenues and expenses associated with promotional payment plans going forward. In addition, in response to the current credit environment, we increased our loan loss reserve rate for owned receivables. This resulted in an $11.0 million addition to reserves during the fourth quarter.
        We are satisfied that these actions, and other operational changes, are proceeding according to plan. We believe that they will have an increasingly positive impact and will moderate the effects of a difficult credit environment over time. We also believe that our Consumer Credit Card Services business is now stronger than it was a year ago and are optimistic about its long-term prospects.
        We were very pleased with the performance of our fee-based businesses. Network Transaction Services processed more than 424 million electronic transactions, a 12 percent increase over 1995. Expansion of existing client relationships in the petroleum and specialty retail industries was a major driver of this growth. We also signed and implemented a number of new clients, including Budget Rent A Car. We continued making inroads into new markets such as transportation and supported the operation of the first "credit card in/credit card out" solution for the parking industry in the United States.
        Our Commercial Accounts Processing business delivered a strong performance in 1996. Total active commercial accounts grew 33 percent, year over year. Our core office supply superstore clients were responsible for the majority of the growth. However, we did sign several new clients in the printing and building supplies markets.
        Our TeleServices business, referred to as Operational Outsourcing in past reports, was recognized as the fifth-largest provider of inbound teleservices in the April 1996 issue of Telemarketing & Call Center Solutions. This business was also honored with the Software Technical Assistance Recognition (STAR) Award for exceptional software support services. Total TeleServices client contacts grew by 15 percent in 1996 reflecting the continued addition of new clients, including support of Eddie Bauer's Christmas catalog order business.
        We are committed to providing our clients and their customers with superior service based on advanced information technology. We continue to upgrade and enhance many of the systems that support our services, assuring our clients of efficient, dynamic applications. During 1996, we standardized and upgraded all three of our call centers with the installation of new automated call distribution (ACD) telephone switching systems. New intelligent call routing capabilities allow us to better analyze and direct calls, thereby improving service and decreasing telecom- munications expense. We were honored by Call Center magazine's recognition of SPS as one of the "Best Call Centers of 1996."

                         SPS TRANSACTION SERVICES, INC.



MARKET AND INDUSTRY TRENDS. A number of current and emerging trends are affecting our businesses. They include: consumers' increased use of credit and debit cards as alternatives to cash; the use of targeted credit marketing and data warehousing analysis tools to supplement less efficient forms of broadcast and print advertising; and the expansion of businesses' use of outsourcing to help reduce the fixed expenses of their operating activities.
     Consumers are taking advantage of the wider availability of credit, and bankruptcy has become a more acceptable method for consumers to deal with debt. We believe these fundamental changes in the credit landscape have created new challenges in predicting the extent and timing of the credit cycle. While we also believe the collective efforts of the consumer credit card industry to address consumer credit quality problems will have a positive effect in 1997, we will continue to closely monitor and analyze cardholder behavior and make adjustments as appropriate.

LOOKING FORWARD. Our 1997 business plan addresses the dynamics of each of our businesses. While we view Network Transaction Services as a mature business, we believe there is still profitable potential in specialized niche markets where our customized, value-added services are most competitive. In addition to the pursuit of new private label clients, Consumer Credit Card Services has expanded to include bankcard processing for our affiliate, NOVUS Services, Inc. We will also continue to aggressively market our Commercial Accounts Processing Services and expect to implement several new clients this year. And our Tele-Services business will more finely target its sales efforts to market its strong technical support services to software and hardware providers. We completed development of our newest service, Electronic Relationship MarketingSM, last year. In 1997 we plan to implement our first card-based preferred customer program for a specialty retail chain.

MANAGEMENT UPDATE. In October 1996, Ruth O'Brien was appointed to the new position of vice president, TeleServices, a business that represents significant growth potential.

A SPECIAL RECOGNITION. This annual report recognizes the positive response of all of our employees to the challenges in 1996. These talented individuals, often working in teams across diverse functional areas, were responsible for the development of many innovative business solutions during the year. A number of our dedicated employees are featured on the following pages. The attitude, energy and commitment displayed by the people throughout the organization give us tremendous confidence in our ability to return to previous levels of growth.
     Thank you for your continued support.

Sincerely,


[signature]

Robert L. Wieseneck
President and
Chief Executive Officer

[signature]

Philip J. Purcell
Chairman of the Board

                         SPS TRANSACTION SERVICES, INC.




SPS uses a team approach to devise innovative solutions to solve our clients' business systems problems and improve our internal work processes.

We are a unique company of interrelated businesses, designed and operated to leverage our assets-people, facilities, systems and software-to achieve results. The company's team approach to problem solving is an important part of our culture that exemplifies our strategic approach to growth. Our teams are often cross functional in make-up, leveraging the background and skills of each member to develop solutions. These teams may share responsibility for a product or service we provide to customers, or they may be focused on improving an internal SPS process. Our teams get results: client solutions, new applications, continual process improvement and growth.

                         SPS TRANSACTION SERVICES, INC.


NETWORK TRANSACTION SERVICES

Network Transaction Services is a cornerstone of SPS. In this business, fee-based long-term contracts result in predictable cash flow and recurring revenues. SPS teams create innovative client solutions and improve systems. The result is a track record of consistent growth and a reputation for unique applications.
        WHAT WE DO. SPS provides point-of-sale processing for non-cash transactions including credit, debit and checks.
        Transactions are processed electronically. In seconds, a cardholder's purchase is approved or denied and vital sales data is captured for merchant reports. Files are then prepared to facilitate settlement of payment transactions. SPS processes transactions for over 70,000 merchant terminal locations. Clients are concentrated in the specialty retail, petroleum, transportation and hospitality industries.
        TEAMWORK. SPS works to provide our clients with the flexible, often unique solutions that set us apart from our competition. In developing the software and systems that provide accurate and cost-effective services, we employ the telecommunications technologies that best suit our clients' needs. These include traditional phone lines, satellite, ISDN and the Internet. For example, we developed a comprehensive transaction processing solution utilizing TCP/IP Internet Protocol for DeCA, an agency of the Department of Defense that operates over 300 commissaries worldwide. We are also implementing a unique software solution that is designed to allow our clients to safely and reliably accept non-cash payments for sales from their World Wide Web storefronts on the Internet.
        OUTLOOK. Use of electronic forms of payment continues to increase, but the marketplace is very competitive. Our strategy is to pursue industry specialization and custom applications to maintain growth and enhance profitability. We will also look for opportunities to partner with other software and service providers to broaden our offerings.

Electronic
Point-of-Sale
Transactions
Processed

in millions
---------------
1992     246.7
1993     303.0
1994     329.0
1995     378.5
1996     424.1

                              [SATELLITE SOLUTION]
                                      TEAM

                                 [flow chart]

                                 CLIENT SUPPORT

                                     CLIENT
                                     INPUT

                              PRODUCT DEVELOPMENT

                             INFORMATION TECHNOLOGY

                                    NETWORK
                                   OPERATIONS

                             CLIENT IMPLEMENTATION

SATELLITE VERSUS TERRESTRIAL

Speed is one of the most important elements of an electronic payment transaction. Many companies with remote locations can be better served with telecommunications options other than traditional high-speed telephone lines. SPS associates from diverse functional disciplines including Product Development, Client Support, Information Technology and Operations came together to develop an alternative solution utilizing state-of-the-art satellite technology.

                         SPS TRANSACTION SERVICES, INC.




CONSUMER CREDIT CARD SERVICES

Private label credit cards are more than a payment option. Retailers use proprietary credit as a marketing tool. Together with our clients, we create targeted offers and promotional credit plans to stimulate sales and promote loyalty.

WHAT WE DO. SPS can manage some or all of a client's consumer credit operations.
        We offer fee-based custom services such as new account processing, credit approval, printing and mailing monthly statements, processing remittance checks, responding to billing inquiries and collecting past due accounts. We also process card authorization transactions for most of these clients. SPS provides these services from three state-of-the-art operations centers. Based on a client's business requirements, we can also issue the cards and own the receivables


Credit Card
Loans

dollars in millions
--------------------------------------------------------------------

       Securitized loans    Total loans (both owned and securitized)
       -----------------    -----------
1992        420.0              623.1
1993        430.0              676.7
1994        430.0             1109.9
1995        609.2             2230.0
1996        580.0             2217.5



                              [STATEMENT REDESIGN]
                                      TEAM

                                  [Flow Chart]

                             CARDHOLDER RESEARCH

                                     CLIENT
                                     INPUT

                                    REDESIGN

                           CONCISE, DYNAMIC STATEMENT

                         SPS TRANSACTION SERVICES, INC.


through our subsidiary, Hurley State Bank. The revenue stream from owned portfolios includes merchant discount fees, late fees and finance charge income.

        TEAMWORK. Credit marketing and product development specialists work with each client to develop targeted credit programs to promote sales. Clients can take advantage of the FACET(SM) System, our proprietary relational data warehouse program. FACET compiles and analyzes data from multiple sources to create a comprehensive portrait of each customer and can measure the effectiveness of either specific promotional offerings or the performance of the entire portfolio. The modeling and analytical capabilities of our subsidiary, Ruf Corporation, also add to the team resources we utilize to improve portfolio performance.
        OUTLOOK. Retailers are relying more on targeted marketing, and they recognize the value of private label credit card programs to strengthen relationships with their customers. We expect future growth to come from retailers who are looking to third-party providers to supply the operating and marketing sophistication that will improve their competitive position in the marketplace.


MAKING CUSTOMER STATEMENTS MORE USER FRIENDLY

Our clients expressed an interest in expanding the number of promotional credit plans and in delivering targeted marketing messages to their customers, driving the need for a more dynamic, comprehensive monthly statement. A team of SPS professionals from a wide spectrum of areas - Product Development, Credit Marketing, Information Technology, Operations, Forms Management and Law - conducted focus group research and developed a new statement format that combines simplicity with enhanced account information. The new design has been implemented for more than 40 client companies.

Active Consumer
Credit Card Accounts
at Year-End*

in millions
--------------------

1992     2.6
1993     2.8
1994     3.3
1995     3.7
1996     3.5

*Includes both managed and
owned accounts

                         SPS TRANSACTION SERVICES, INC.


                                 [FLOW CHART]

                            [SYSTEM COST REDUCTION]
                                      TEAM

                              PRODUCT DEVELOPMENT

                             INFORMATION TECHNOLOGY

                                SUPPORT SERVICES

                                EVALUATE SYSTEMS

                             IDENTIFY EFFICIENCIES

                               IMPLEMENT CHANGES

                         ENHANCED PERFORMANCE, REDUCED
                                     COSTS

MAKING THE SYSTEM RUN SMARTER

Last year, SPS formed a task force to reduce data processing costs for commercial accounts. Associates from Product Development, Information Technology and Support Services began the process with an in-depth systems review, analysis and evaluation. What data did we need? How did we access data? What reports could be combined? How could we access data more efficiently? Recommendations were presented, refined and implemented. The result was a significant decrease in data processing costs and an increase in the level of customer service, even as volume increased.

                         SPS TRANSACTION SERVICES, INC.

COMMERCIAL ACCOUNTS PROCESSING

Continued efforts by businesses to reduce fixed costs have fueled the trend to outsource many operational functions. SPS leveraged its software, systems and credit management expertise, creating services that help businesses better manage their commercial accounts receivable.

WHAT WE DO. For clients whose customers are businesses rather than consumers, SPS can manage all or a part of their accounts receivable activities.

        Our flexible, fee-based services include new account processing with electronic access to business credit information sources. We offer a choice of monthly revolving accounts, statements or invoice-based open accounts with custom payment terms. SPS operations center associates function as an extension of a client's operating staff and are trained to handle complex customer service issues and delicate collection problems. Our expertise in risk manage-ment and collections frequently decreases write-offs. In addition, we can facilitate funding arrangements to fit our clients' needs.

        TEAMWORK. SPS can provide marketing consultation, working with clients to implement their business strategies. Targeted promotions and special offers can be used to increase commercial sales and foster stronger ties between the buyer and seller. Our database management system, SMART, is available for sophisticated ad hoc analyses of an entire portfolio or specific segments of a program.

        OUTLOOK. Outsourcing is gaining acceptance with many credit professionals and is seen as a viable management option to improve performance, especially for accounts receivable departments that must function with limited resources due to downsizing or capital constraints. We expect continued growth in the printing, office supply and building supply industries where strong client relationships already exist. These businesses have high transaction volumes and are ideally suited for the electronic processing of accounts.

Active Commercial
Accounts at Year-End

in thousands
------------------

1992        298
1993        395
1994        546
1995        676
1996        898

                         SPS TRANSACTION SERVICES, INC.


TELESERVICES

SPS leverages its customer service skills, facilities and sophisticated telecommunications network to provide call center services for other businesses. Teams of SPS associates are trained to provide a seamless link between our clients and their customers.

WHAT WE DO. In our TeleServices business, formerly referred to as Operational Outsourcing, we are a resource for a wide range of call center-based services.

        The 1-800 numbers listed in our clients' literature are often answered by SPS associates. They are highly trained to assist sellers of software, hardware and Internet access services with technical help-desk support. Answers to our callers' questions often require a high level of knowledge, and contacts can be quite lengthy. Customer contact can be via the telephone or Internet/E-mail. Other associates perform catalog data-entry. They are trained in clients' products and the techniques of up-selling and cross-selling. Other inbound services include emergency road dispatch and the handling of a variety of product or service inquiries.
        TEAMWORK. Customer service associates can support long-term, ongoing client programs or respond to short-term holiday, seasonal or weather-related peaks in call volume. Our state-of-the-art call management systems, including sophisticated automatic call distribution switches, are capable of processing millions of calls each month. This infrastructure allows each of our three call centers to back up the others as necessary.
        OUTLOOK. Many companies are choosing outsourcing to minimize the costs related to staffing and capital investments. Significant opportunities exist for advanced call center operations that utilize technology to handle customer service contacts via phone, automatic voice response, Internet/E-mail and faxback support. Providing the superior service that customers demand is a competitive advantage for SPS. The TeleServices business unit is focusing sales and marketing resources on technical support and other select areas that we believe represent tremendous opportunities.

TeleServices
Customer Contacts

in millions
-----------------

1992      2.1
1993      4.4
1994      7.5
1995      8.5
1996      9.7

                         SPS TRANSACTION SERVICES, INC.


                                 [FLOW CHART]

                            [CLIENT IMPLEMENTATION]
                                      TEAM

                                    "WINNING
                            WITH CUSTOMERS PROGRAM"

                                   NEW CLIENT

                           CLIENT-SPECIFIC TRAINING

                                    QUALITY
                                    SERVICE

                                ONGOING TRAINING

TRAINING IS THE KEY

New client implementations begin with a national accounts manager working with the client, operations call center management and the training department to determine needs and timeframes necessary to train support associates. Then, associates receive general customer service and telephone etiquette skills through our "Winning With Customers" program. SPS training specialists then provide extensive training in a new client's culture, products and/or services. Associates learn through role-playing and on-the-job instruction.

                         SPS TRANSACTION SERVICES, INC.

STRATEGIC OPPORTUNITIES

Our strategic planning process identifies growing markets where we can best leverage new applications of our existing assets: people, facilities, systems and software. We are constantly refining these assets to improve our position in our current businesses and to develop new directions for the future.

                                 [FLOW CHART]

                             [ELECTRONIC MARKETING]
                                      TEAM

                              DATABASE MARKETING

                        TRANSACTION PROCESSING SERVICES

                                TARGETED OFFERS

                                LOYAL CUSTOMERS

                                INCREASED SALES

DATABASE MANAGEMENT. Targeted marketing is replacing many forms of traditional advertising.
        Our new Electronic Relationship Marketing(SM) services utilize data warehousing to help retailers capitalize on customer-linked sales data to increase sales and profits. These flexible card-based services include access to a marketing system designed to capture and track customer information as well as distribute targeted promotional offers or messages at the point-of-purchase decision.

                         SPS TRANSACTION SERVICES, INC.


SPS-owned Ruf Corporation is an innovator in marketing research and strategic decision support database programs. Ruf develops and markets a full range of intelligent, integrated statistical modeling tools designed to convert data into critical information for targeted selling. Ruf's skills are used to maximize the potential of the private label portfolios that we own and manage.

        HEALTH CARE SERVICES. The health care industry is using technology as a method to reduce expenses and improve services. Med-Link Technologies, Inc., a wholly owned subsidiary of SPS, offers health care providers and payers an electronic alternative to paper processing. MedCash Health Systems, L.P., a joint venture with United Surgical Funding & Systems, Inc., provides patient funding and billing services to health care providers. These two companies form the foundation of our health care services strategy.

        GOING FORWARD. Our philosophy of looking for opportunities to leverage our assets to pursue new strategic directions will continue to fuel long-term growth. This approach is an efficient and agile one, allowing us to enter new markets and respond to new opportunities quickly and cost effectively.

"IT'S WHAT'S BEHIND THE CARD THAT COUNTS!(SM)"

That's the slogan for the SPS team that has developed a new suite of Electronic Relationship Marketing(SM) services. These individuals were first brought together to survey the market and develop a new business plan. The group grew as more skills were needed to create the processes and software that support this innovative set of marketing services. Their accomplishments have set the stage for our entry into a new business.

                         SPS TRANSACTION SERVICES, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
The Company's net operating revenues consist of processing and service revenues, merchant discount revenue and net credit income, which are derived as a result of its four principal business services: Network Transaction Services, TeleServices (formerly referred to as Operational Outsourcing Services), Commercial Accounts Processing and Consumer Credit Card Services.
        Processing and service revenues consist of four components (as described below): Transaction processing services, Managed programs, HSB programs and Servicing fees on securitized loans.
        Transaction processing services includes revenues received as a result of Network Transaction Services such as electronic transaction processing, the sale and servicing of point-of-sale terminals, a System Access Agreement with NOVUS Services, Inc., an affiliated company, and from TeleServices. Revenues from Network Transaction Services typically are based on the number of electronic point-of-sale transactions processed rather than the dollar transaction amount. Revenues from TeleServices typically are based upon the number of customer contacts processed through service activities such as customer billing inquiries, dispatch services, technical help-desk inquiries and catalog order processing.
        Managed programs includes revenues received as a result of Commercial Accounts Processing and those Consumer Credit Card Services which the Company administers, but for which it does not act as the card issuer or own the credit card loans. Managed program revenues are derived from fees based on the volume of the services provided and on services provided in the administration of credit life insurance programs.
        HSB programs refers to those Consumer Credit Card Services for which the Company issues the credit card on behalf of the client and owns the credit card loans that are generated through the use of the card. The revenues derived from the administration of HSB programs that are included as part of processing and service revenues primarily consist of late fees.
        Servicing fees on securitized loans are revenues derived from credit card loans that have been sold to investors through asset securitizations. Such revenues are the result of the fees earned for servicing the underlying credit card accounts. Loan securitizations have the effect of converting portions of net credit income, merchant discount revenue and credit card fees to a component of processing and service revenues for the credit card accounts that are securitized.
        Merchant discount revenue is derived from the Company's owned Consumer Credit Card Services. Generally, credit card sales are subject to a discount charged to the merchant based upon contractual percentages. This percentage varies by portfolio and by the type of credit plan offered. The recognition of merchant discount revenue on longer term promotional payment plans is further discussed in Note 2 ("Summary of Significant Accounting Policies") to the consolidated financial statements.
        Interest revenue represents finance charges derived from owned Consumer Credit Card Services and investment interest. Net credit income is calculated by subtracting interest expense and the provision for loan losses from interest revenue.

RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the percentage relationship that certain statement of income items bear to net operating revenues and the period-to-period percentage dollar increase or decrease in each item.


                                                            Period-to-Period Change
                                                            ------------------------
Year ended December 31,              1996   1995   1994     1995-1996      1994-1995
------------------------------------------------------------------------------------
NET OPERATING REVENUES
Processing and service revenues      86.2%  74.4%  82.6%         19.2%         14.3%
Merchant discount revenue            10.7   15.9    7.1         (31.1)         184.2
Net credit income                     3.1    9.7   10.3         (66.9)          19.7
-------------------------------------------------------
                                    100.0  100.0  100.0           2.9           26.9

OPERATING EXPENSES
Salaries and employee benefits       30.3   28.1   29.7          10.7           20.3
Processing and service expenses      33.8   29.0   26.6          19.9           38.2
Other expenses                       24.2   20.4   18.3          22.2           41.4
-------------------------------------------------------
                                     88.3   77.5   74.6          17.2           31.9
Income before income taxes           11.7   22.5   25.4         (46.5)          12.4
Income tax expense                    4.5    8.6   10.0         (46.5)           8.2
-------------------------------------------------------
Net income                            7.2%  13.9%  15.4%        (46.5)%         15.2%
=======================================================

                                      16

                         SPS TRANSACTION SERVICES, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1996 COMPARED TO 1995
The Company's net income for 1996 was $23.2 million, a 46.5% decrease from $43.5 million in 1995. Net income per common share was $0.86 for 1996, compared to $1.60 for 1995.
     The decline in earnings is primarily attributable to an increase in charge-offs and the loan loss allowance rate in the Company's consumer private label credit card portfolios related to an industry-wide deterioration in consumer credit quality, and merchant discount issues related to promotional payment plans.

Net Operating Revenues   For 1996, net operating revenues were $320.9 million,
an increase of 2.9% over 1995. The increase in net operating revenues resulted primarily from increases in net interest income and processing and service revenues, offset by a decrease in merchant discount revenue and an increase in provision for loan losses expense. The increase in provision for loan losses expense was the result of increased net charge-offs and an increase in the loan allowance rate. The Company had 3.5 million active consumer private label accounts, both owned and managed, at December 31, 1996, as compared with 3.7 million accounts at December 31, 1995. Active commercial accounts grew 32.8% to 898,000 at December 31, 1996, as compared to 676,000 at December 31, 1995. The number of point-of-sale transactions processed totaled 424.1 million, up 12.0% from 378.5 million in 1995. Revenue per point-of-sale transaction decreased to
8.6 cents in 1996 from 8.8 cents in 1995. The number of TeleServices customer contacts processed totaled 9.7 million, up 14.6% from 8.5 million in 1995.
        Processing and service revenues increased 19.2% to $276.7 million for 1996, as compared to $232.1 million for 1995. Processing and service revenues, representing 86.2% and 74.4% of net operating revenues for 1996 and 1995, respectively, consisted of the following:

In thousands, Year ended December 31,      1996      1995
---------------------------------------------------------
Transaction processing services        $ 87,758  $ 79,192
Managed programs                         88,598    75,526
HSB programs                             51,744    25,566
Servicing fees on securitized loans      48,645    51,836
---------------------------------------------------------
Processing and service revenues        $276,745  $232,120
=========================================================


        The increase in revenues from transaction processing services resulted from a higher volume of Network Transaction Services point-of-sale transactions processed and increased revenues from TeleServices.
        The increase in revenues from Managed programs resulted primarily from an increase in credit life insurance program revenues, and an increase in the volume of commercial accounts processed and consumer credit card services provided.
        The increase in revenues from HSB programs resulted from an increase in late fee revenue resulting from a higher level of credit card loan delinquencies, coupled with changes in late fee terms initiated during the year. The conversion of the Radio Shack and Tandy Name Brand credit card portfolios from managed to owned programs in March 1995 had additional impact on the comparison.
        The decrease in servicing fees on securitized loans was due primarily to a higher rate of credit losses on securitized loans.
        Merchant discount revenue decreased 31.1% to $34.2 million in 1996. The decrease in merchant discount revenue resulted from the deferral of merchant discount revenues related to promotional payment plans and from a significant shift in promotional payment plans, for certain merchant clients, from longer-term plans with higher discount rates to shorter-term plans with lower discount rates. Merchant discount revenue was 10.7% and 15.9% of net operating revenues for 1996 and 1995, respectively.
        Due to changes in clients' marketing strategies, the Company has reevaluated and changed its estimate of the recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate resulted in the deferral of $9.3 million of fourth quarter merchant discount revenues into 1997 and will provide the Company with a better matching of the revenues and expenses associated with promotional payment plans.
        Net credit income decreased 66.9% to $10.0 million in 1996 resulting from a $70.6 million increase in provision for loan losses expense partially offset by a $50.3 million increase in net interest income. The increase in interest revenue resulted from an increase in average credit card loans outstanding and from changes in terms initiated during the year. The increase in interest expense was due to an increase in average borrowings to finance the growth in average credit card loans, partially offset by lower interest rates

                         SPS TRANSACTION SERVICES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

on borrowings. The increase in the provision for loan losses is attributable to an increase in the net charge-off rate, coupled with increased charge-offs associated with growth in average credit card loans outstanding and an increase in the loan loss allowance rate to provide for continued high rates of delinquencies and bankruptcies. The industry-wide trend of increasing credit loss rates, which the Company believes is related to increased consumer debt levels and bankruptcy rates, contributed to the increase in the Company's net charge-off rate. The Company believes that this industry-wide trend may continue and that the Company may experience a higher net charge-off rate in 1997 as compared to 1996. Throughout 1996, the Company took corrective measures to reduce future charge-offs by implementing a portfolio improvement program that analyzes credit risk and credit behavior scores for existing accounts, taking into consideration their current financial condition; re-scoring existing accounts and reducing credit lines or closing accounts as appropriate; accelerating the development schedule for new credit scoring models; and increasing collection efforts by adding collectors, expanding call hours, and identifying high-risk accounts to accelerate contacts. To help mitigate the impact of higher charge-offs, the Company has also instituted changes in cardholder terms and has instituted the implementation of certain client pricing revisions, including those for promotional programs. In addition, the Company has reassessed its estimate of the allowance for losses related to loans intended to be securitized as described in Note 2 ("Summary of Significant Accounting Policies") to the consolidated financial statements. The Company believes these actions, along with other operational changes, will have an increasingly positive impact over time and will serve to moderate the effects of a difficult credit environment.
        The Company's expectations about future charge-off rates and portfolio improvements are subject to uncertainties that could cause actual results to differ materially from the Company's expectations as described above. Factors that influence the level and direction of credit card loan delinquencies and charge-offs include changes in consumer loan payment patterns, bankruptcy trends, the seasoning of the Company's loan portfolio, interest rate movements and their impact on consumer behavior, and the rate and magnitude of changes in the Company's credit card loan portfolio, including the overall mix of accounts, products and loan balances within the portfolio.

Operating Expenses   For 1996, total operating expenses of $283.4 million
increased 17.2% over 1995. Total operating expenses as a percentage of net operating revenues rose to 88.3% in 1996, as compared to 77.5% in 1995.

Salaries and Employee Benefits - In 1996, salaries and employee benefits totaled $97.1 million, an increase of 10.7% from $87.7 million in 1995. During 1996, the Company added approximately 670 additional full-time equivalent employees. Approximately 94% of these new employees were assigned to field processing facilities to provide increased TeleServices, to handle an increased volume of private label accounts processed by the Company and to address increased collection efforts.

Processing and Service Expenses - Processing and service expenses include data processing, communications and account processing expenses, which are influenced, in part, by changes in transaction volume. Such expenses rose 19.9% for 1996 to $108.5 million. The increase in processing and service expenses resulted from the increased volume of transactions processed and private label services provided. In addition, ongoing processing and service expenses associated with the integration of the Radio Shack and Tandy Name Brand credit card portfolios purchased in March 1995 affected comparability. Processing and service expenses as a percentage of net operating revenues increased to 33.8% for 1996, as compared to 29.0% for 1995.

Other Expenses - Other expenses include expenses relating to business development, merchant marketing, occupancy, advertising and promotion, cost of terminals sold, credit card fraud and other miscellaneous employee and administrative expenses. Other expenses totaled $77.8 million and $63.6 million for 1996 and 1995, respectively. The increase in other expenses of 22.2% resulted from increased merchant marketing incentives expense, administrative expenses, fraud losses (resulting from an increase in the incidence of fraudulent transactions), collection agency expenses and occupancy expenses. Other expenses were 24.2% and 20.4% of net operating revenues for 1996 and 1995, respectively.

                         SPS TRANSACTION SERVICES, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1995 COMPARED TO 1994
The Company's record net income in 1995 of $43.5 million represented a 15.2% increase over $37.7 million in 1994. Net income per common share was $1.60 for 1995, up from $1.40 for 1994.

Net Operating Revenues   For 1995, net operating revenues grew to $312.0
million, an increase of 26.9% over 1994. The increase in net operating revenues was comprised of increases in processing and service revenues, net credit income and merchant discount revenue, primarily due to increased revenues resulting from the administration of consumer and commercial private label credit card programs and an increase in the volume of transaction processing services provided. The Company had 3.7 million active consumer private label accounts, both owned and managed, at December 31, 1995, as compared to 3.3 million active accounts at December 31, 1994. Active commercial accounts grew 23.9% to 676,000 at December 31, 1995 as compared to 546,000 at December 31, 1994. The number of point-of-sale transactions processed totaled 378.5 million, up 15.0% from 329.0 million in 1994. Revenue per point-of-sale transaction decreased from 9.4c. in 1994 to 8.8c. in 1995. The number of TeleServices contacts processed totaled
8.5 million, up 13.8% from 7.5 million in 1994.
        Processing and service revenues increased 14.3% to $232.1 million for 1995, as compared to $203.0 million for 1994. Processing and service revenues, representing 74.4% and 82.6% of net operating revenues for 1995 and 1994, respectively, consisted of the following:



In thousands, Year ended December 31,      1995      1994
---------------------------------------------------------
Transaction processing services        $ 79,192  $ 73,892
Managed programs                         75,526    75,282
HSB programs                             25,566     9,281
Servicing fees on securitized loans      51,836    44,589
---------------------------------------------------------
Processing and service revenues        $232,120  $203,044
---------------------------------------------------------

        The increase in revenues from transaction processing services resulted from increased transaction volumes and revenues from the sale of point-of-sale terminals. Increased transaction volumes over 1994 have more than offset the effects of reduced pricing that was implemented during 1994 and 1995 as a result of obtaining longer-term contracts from certain clients and overall competitive pricing pressures. Revenues from acquisitions during 1995 of Ruf Corporation and Med-Link Technologies, Inc. further contributed to the increase in transaction processing services revenues.
        The increase in revenues from Managed programs was due to an increase in revenues from credit life insurance programs and growth in revenues from the Company's commercial clients. However, as a result of the purchase of the Radio Shack and Tandy Name Brand credit card portfolios in March 1995 and the purchase of the Incredible Universe and Computer City credit card portfolios in December 1994 from Tandy Corporation ("Tandy Portfolios"), the increase in revenues from Managed programs essentially was offset by the loss of managed revenues from the conversion of the Tandy Portfolios from managed to owned credit card programs.
        The increase in revenues from HSB programs resulted from an increase in late fee revenue resulting from growth in credit card loan portfolios, which includes the purchase of the Tandy Portfolios, and a higher incidence of delinquencies in the owned credit card portfolios.
        The increase in servicing fees on securitized loans primarily reflects the revenues received from the assumption of securitized credit card loans from Tandy in 1995.
        Merchant discount revenue increased 184.2% to $49.6 million in 1995 due to increases in sales activity and pricing of promotional payment programs on the private label cards in the HSB programs. Merchant discount revenue was 15.9% and 7.1% of net operating revenues for 1995 and 1994, respectively.
        Net credit income increased 19.7% to $30.3 million in 1995 due to higher net interest income partially offset by an increase in the provision for loan losses. The increase in interest revenue resulted from an $869.5 million increase in average credit card loans outstanding associated with the addition of new credit card portfolios during 1995 and growth in existing credit card portfolios. The increase in interest expense was due to an increase in average borrowings to finance the growth in credit card loans. The increase in the provision for loan losses is attributable to a higher balance of credit card loans outstanding, coupled with an increase in the net charge-off rate. The increase in the net charge-off rate resulted from higher charge-off rates in certain of the Tandy and other portfolios. The industry-wide trend of increasing credit loss rates contributed to the increase in the Company's net charge-off rate.

                         SPS TRANSACTION SERVICES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses   For 1995, total operating expenses of $241.9 million
increased 31.9% over 1994. Total operating expenses as a percentage of net operating revenues increased to 77.5% in 1995, as compared to 74.6% in 1994.

Salaries and Employee Benefits - In 1995, salaries and employee benefits totaled $87.7 million, an increase of 20.3% from $72.9 million in 1994. During 1995, the Company added approximately 195 additional full-time equivalent employees. Approximately 50% of these new employees were assigned to field processing facilities to provide increased TeleServices and to handle an increased volume of private label accounts processed by the Company. The remaining increase in personnel was attributable to business acquisitions during 1995 and an increase in systems development personnel.

Processing and Service Expenses - Processing and service expenses include data processing, communications and account processing expenses, which are influenced, in part, by changes in transaction processing volume. Such expenses rose 38.2% for 1995 to $90.5 million. The increase in processing and service expenses resulted from the increased volume of transactions processed and private label services provided and from expenses incurred during 1995 associated with the integration of the Tandy Portfolios. Processing and service expenses as a percentage of net operating revenues increased to 29.0% for 1995, as compared to 26.6% for 1994.

Other Expenses - Other expenses include expenses related to business development, merchant marketing, occupancy, advertising and promotion, cost of terminals sold, credit card fraud and other miscellaneous employee and administrative expenses. Other expenses totaled $63.6 million and $45.0 million for 1995 and 1994, respectively. The increase in other expenses of 41.4% resulted from additional costs incurred as a result of integrating the Tandy Portfolios, increased costs associated with higher terminal sales, increased administrative expenses and higher fraud losses that are commensurate with the growth of credit card loan portfolios, coupled with an increase in the incidence of fraudulent transactions. Other expenses were 20.4% and 18.3% of net operating revenues for 1995 and 1994, respectively.


SUPPLEMENTAL INFORMATION
Components of Servicing Fees on Securitized Loans


 In thousands, Year ended December 31,              1996      1995      1994
-------------------------------------------------------------------------------
 Processing and service revenues                   $ 14,053  $ 12,610  $  9,365
 Merchant discount revenue                            4,779         -         -
 Interest revenue                                   104,587   107,584    83,932
 Interest expense                                   (33,121)  (35,726)  (25,581)
 Provision for loan losses                          (41,653)  (32,632)  (23,127)
-------------------------------------------------------------------------------
 Servicing fees on securitized loans               $ 48,645  $ 51,836  $ 44,589
-------------------------------------------------------------------------------

INTEREST RATE RISK
The Company's interest rate risk policies are designed to reduce the volatility of earnings resulting from changes in interest rates. This is accomplished primarily through matched financing, where possible, which entails matching the repricing schedules of credit card loans and the related financing. Matched financing includes the funding of variable rate credit card loans that are primarily indexed to the prime rate with floating rate financing that is primarily indexed to commercial paper rates and the federal funds rate. The Company generally retains basis risk between the prime rate and commercial paper/federal funds rates on variable rate credit card loans. Fixed rate credit card loans are generally funded with fixed rate financing (financing with an initial term of one year or greater).
        The Company also funds fixed rate credit card loans with floating rate financing by utilizing interest rate swaps, cost of funds agreements and interest rate caps to adjust the repricing characteristics of its financing to fixed rate financing. Under interest rate swaps and cost of funds agreements, the Company effectively exchanges the interest payments on its financing with those of a counterparty. Interest rate cap agreements effectively establish a maximum interest rate on certain of the Company's floating rate borrowings. Interest rate swap agreements are entered into with an affiliate. Interest rate cap agreements are entered into with institutions that are established dealers in these instruments and that maintain certain minimum credit criteria established by the Company. Cost of funds agreements are entered into as part of agreements pursuant to which the Company owns the credit card loan portfolio and provides private label credit card processing services to certain of its credit card merchant clients.
        To reduce the volatility of interest expense from changes in interest rates, the Company had outstanding interest rate swaps and cost of funds agreements of $465.6 million and $752.8 million at December 31, 1996 and 1995, respectively.

                         SPS TRANSACTION SERVICES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        At December 31, 1996 and 1995, the Company had $40.0 million of interest rate cap agreements. At December 31, 1996, the current variable rates on all interest rate cap agreements exceeded the specified cap rates.
        At December 31, 1996 and 1995, the Company's interest rate swap agreements had maturities ranging from October 1997 to December 2000 and from December 1996 to December 2000, respectively. At December 31, 1996 and 1995, the Company's interest rate cap agreements had maturities ranging from February 1997 to September 1997.


ASSET QUALITY
The table below sets forth owned credit card loan delinquency information with supplemental total loan information regarding the Company's credit card loan portfolio. The amount of non-accruing or restructured loans for the periods presented are insignificant. The Company has no foreign loans. Owned credit card loans increased slightly by $16.7 million for 1996 from $1.6 billion at December 31, 1995. The Company's loan delinquencies tend to fluctuate based upon the maturity of the credit card portfolio, changes in economic conditions that vary throughout the year due to seasonal consumer spending and payment patterns, and due to levels of accounts securitized. The Company believes the increase in loan delinquency rates experienced throughout the industry is reflected in the increase in the Company's loan delinquency rates in 1996.


SUMMARY OF LOAN LOSS EXPERIENCE
The Company's policy is to establish an allowance for loan losses that reflects its estimate of losses on existing credit card loans that may become uncollectible. The allowance for loan losses is regularly evaluated by management for adequacy on a portfolio by portfolio basis. For a description of the factors considered when determining the allowance for loan losses and the accrued recourse obligation, see Note 2 ("Summary of Significant Accounting Policies") to the consolidated financial statements.
        The table below presents certain information regarding the Company's allowance for loan losses with supplemental total loan information. For a table that summarizes the activities affecting the allowance for loan losses and the accrued recourse obligation, see Note 3 ("Credit Card Loans, Allowance for Loan Losses and Accrued Recourse Obligation") to the consolidated financial statements.
        The provision for loan losses for 1996 increased to $137.1 million due primarily to an increase in the level of net charge-offs and an increase in the owned allowance for loan losses rate from 3.9% at December 31, 1995 to 5.4% at December 31, 1996. Net charge-offs for 1996 increased $65.5 million to $116.4 million primarily as a result of an increase in the rate of net charge-offs, coupled with increased charge-offs associated with growth in average credit card loans. The increase in the allowance rate, which contributed to an increase in the allowance for loan losses balance of $24.7 million from December 31, 1995 to December 31, 1996, was in response to a continued high rate of delinquencies and bankruptcies.



In thousands, Year ended December 31,               1996                      1995                        1994
----------------------------------------------------------------------------------------------------------------------------
                                               OWNED   TOTAL LOANS*      Owned      Total Loans*     Owned      Total Loans*
----------------------------------------------------------------------------------------------------------------------------
Average credit card loans                   $1,512,986  $2,095,026     $1,152,309    $1,678,127      $282,846    $  712,846
Period-end credit card loans                $1,637,507  $2,217,507     $1,620,833    $2,229,992      $679,857    $1,109,857

Net charge-offs as a % of
  average credit card loans                        7.8%        7.7%           4.4%          5.0%          2.1%          4.0%
Allowance for loan losses as a %
  of period-end credit card loans                  5.4%        5.0%           3.9%          4.1%          3.5%          4.1%
Accruing loans contractually past due
  as to principal and interest payments
  30-89 days                                $   81,354  $  108,306     $   68,173     $  95,681       $16,642     $  33,447
                                                   5.0%        4.9%           4.2%          4.3%          2.4%          3.0%
  90-179 days                               $   68,035  $   86,238     $   43,207     $  59,679       $ 8,293      $ 17,029
                                                   4.2%        3.9%           2.7%          2.7%         1.2%           1.5%


 *Total loans represents both owned and securitized credit card loans.

                         SPS TRANSACTION SERVICES, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
Through its liquidity policies, the Company seeks to ensure access to cost effective funding in all business environments. This objective is accomplished through diversification of funding sources, extension of funding terms and staggering of liability maturities.
        The Company's capital policies seek to maintain a strong balance sheet consistent with the Company's business risks as well as regulatory requirements. The Company's subsidiary bank, HSB, targets the maintenance of capital levels considered for regulatory purposes to be "well-capitalized" as defined by the FDIC Improvement Act of 1991.
        The Company finances its operations from three principal sources: deposit taking activities utilizing certificates of deposit ("CDs") in denominations of $100,000 or more; securitizations of credit card loans; and borrowings from DWD.
        HSB administers a certificate of deposit program through which CDs are issued to investors in denominations of $100,000 or more. Such CDs are issued to investors under two programs - an institutional CD program and a retail CD program. CDs under the institutional CD program are issued directly by HSB to the investor and generally have a maturity of one to twelve months. CDs under the retail CD program are issued to investors through Dean Witter Reynolds Inc., a subsidiary of DWD, and generally have a maturity of two to 10 years. As of December 31, 1996, CDs outstanding were $454.4 million, of which institutional CDs represented $213.2 million and retail CDs represented $241.2 million.
        HSB maintains a loan securitization program with Receivables Capital Corporation ("RCC"), and at December 31, 1996, outstanding loans sold under such program were $280.0 million. HSB also maintains a loan securitization program with Barton Capital Corporation ("BCC"), and at December 31, 1996, outstanding loans sold under such program were $300.0 million. At December 31, 1996, $580.0 million or 26.2% of the HSB Program loans had been sold through loan securitizations.
        The RCC and BCC loan securitization programs are scheduled to expire in April 1997. The Company expects to renew or replace these facilities on or prior to the expiration dates. If these programs are not extended on or prior to their expiration dates, collections allocable to RCC and BCC following the expiration dates of the programs will be paid to RCC or to BCC, as applicable, and the interests of RCC and of BCC in the applicable securitization pool will gradually decline to zero. Any receivables originated after the applicable program's expiration date would remain on the Company's consolidated balance sheet.
        The Company has an Amended and Restated Borrowing Agreement (the "Borrowing Agreement") and a facility fee letter agreement (the "Facility Fee Agreement") (collectively, the "Financing Agreements") with DWD, pursuant to which DWD has agreed to provide financing to the Company. As of January 31, 1997 the maximum amount available under the Borrowing Agreement, which expires on April 17, 1997, was increased from $1.0 billion to $1.25 billion. At January 31, 1997, the Company had $917.1 million outstanding under the Borrowing Agreement. Under the Facility Fee Agreement, the Company has agreed to pay certain monthly facility fees in connection with its financing arrangements with DWD. An Amended and Restated Bridge Agreement, under which DWD provided loans to the Company of up to $250 million, expired on January 31, 1997.
        The Company expects to renew or replace the Financing Agreements prior to the expiration dates of such Financing Agreements. The Company is continuing to evaluate alternative sources of financing to replace all or a portion of its financing arrangements with DWD. If the Company is unable to reach a satisfactory agreement with DWD for the renewal or the replacement of the Financing Agreements, the Company believes it will be able to meet its financial requirements over the next twelve months from other sources.
        The Company currently has no material commitments requiring capital expenditures. The Company has not paid any dividends on its Common Stock and anticipates retaining future operating cash flows for the foreseeable future to finance growth and business expansion rather than to pay dividends to its stockholders. Any future determination as to the payment of dividends will depend upon results of operations, capital requirements, financial condition of the Company and such other factors as the Board of Directors of the Company in its discretion shall determine. Periodically, SPS and HSB have paid dividends to the Company. The amount of dividends that can be paid to the Company by HSB is restricted by applicable banking regulations.

                         SPS TRANSACTION SERVICES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Cash flows from operating activities increased to $195.2 million in 1996 from $88.2 million in 1995 and $57.0 million in 1994.
        Cash flows from investing activities consist primarily of the growth in existing credit card programs, the acquisition of new private label credit card portfolios, the sale of credit card loans through securitizations and short-term investments. Such investing activities resulted in net uses of cash in 1996, 1995 and 1994 of $140.7 million, $976.0 million and $291.6 million, respectively. The net principal disbursed on credit card loans, representing the difference between sales made using the cards and payments received from cardholders, used cash of $273.8 million, $771.1 million and $194.4 million for 1996, 1995 and 1994, respectively. In April 1996, the sale of a consumer credit card portfolio resulted in net proceeds of cash of $138.9 million. In December 1995, the Company securitized additional credit card loans resulting in net proceeds of cash of $150.0 million. In March 1995, the Company purchased the Radio Shack and Tandy Name Brand credit card portfolios from Tandy Corporation, resulting in net uses of cash of $296.6 million and a noncash short-term note, net of imputed interest, of $48.3 million. In December 1994, the Company purchased the Incredible Universe and Computer City credit card portfolios from Tandy Corporation, resulting in net uses of cash of $85.8 million and a noncash short-term note, net of imputed interest, of $175.2 million. The expansion of facilities and purchase of equipment used cash of $11.5 million, $11.1 million and $6.1 million in 1996, 1995 and 1994, respectively.
        Cash flows from financing activities consist primarily of borrowings and deposits. Such financing activities resulted in net uses of cash of $48.2 million in 1996 and net proceeds of cash of $893.5 million and $230.7 million in 1995 and 1994, respectively. Amounts due to affiliated companies resulted in net uses of cash of $128.4 million and net proceeds of cash of $945.0 million and $97.7 million in 1995 and 1994, respectively. Interest-bearing deposits resulted in net proceeds of cash of $82.4 million, $171.8 million and $130.2 million in 1996, 1995 and 1994, respectively. The repayment of short-term notes payable with Tandy Corporation resulted in net uses of cash of $2.1 million and $227.0 million in 1996 and 1995, respectively. At December 31, 1996, 1995 and 1994, the Company had cash equivalents of $15.2 million, $8.9 million and $3.2 million, respectively.

SEASONAL FACTORS
The Company's results of operations are impacted by seasonal patterns of retail purchasing, but because certain seasonal trends are typically offsetting, their impact does not significantly affect the Company's overall results of operations. The number of transactions processed and the level of credit card loans outstanding typically grows during the fourth quarter followed by a flattening or decline in the subsequent first quarter. This seasonality results mainly from higher levels of retail sales in the fourth quarter than in the first quarter. During the fourth quarter, merchant discount revenue and revenues derived from transaction processing services increase, but are accompanied by increases in expenses associated with the growth of credit card receivables. These increased expenses typically include the provision for loan losses, financing expenses, salaries and employee benefits expenses, processing and service expenses and various other expenses. Correspondingly, in the first quarter, merchant discount revenue, revenues derived from transaction processing services and provision for loan loss expense typically decrease, but generally are accompanied by increased finance charge revenue related to the preceding quarter's credit card loan growth.

                         SPS TRANSACTION SERVICES, INC.




CONSOLIDATED BALANCE SHEETS

In thousands, except share data

  December 31,                                                                        1996           1995
-----------------------------------------------------------------------------------------------------------
  ASSETS
  Cash and due from banks                                                         $   15,205     $    8,879
  Cash and due from banks - restricted                                                     -         29,000
  Investments held to maturity - at amortized cost                                    41,675         47,430

  Credit card loans                                                                1,637,507      1,620,833
  Allowance for loan losses                                                          (88,397)       (63,704)
------------------------------------------------------------------------------------------------------------
    Credit card loans, net                                                         1,549,110      1,557,129
  Accrued interest receivable                                                         21,141         23,828
  Accounts receivable                                                                 42,202         28,683
  Due from affiliated companies                                                        9,900          4,776
  Premises and equipment, net                                                         25,294         19,800
  Deferred income taxes                                                               38,266         26,276
  Prepaid expenses and other assets                                                   17,992         31,806
------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                    $1,760,785     $1,777,607
============================================================================================================

  LIABILITIES
  Deposits
    Noninterest-bearing                                                            $   9,012     $   10,270
    Interest-bearing                                                                 454,423        372,073
------------------------------------------------------------------------------------------------------------
    Total deposits                                                                   463,435        382,343
  Accounts payable, accrued expenses and other                                        50,019         44,788
  Income taxes payable                                                                17,756         11,232
  Due to affiliated companies                                                        982,547      1,110,811
  Notes payable                                                                            -          2,095
  Accrued recourse obligation                                                         22,636         27,128
------------------------------------------------------------------------------------------------------------
    Total liabilities                                                              1,536,393      1,578,397
------------------------------------------------------------------------------------------------------------

  STOCKHOLDERS' EQUITY
  Preferred stock, $1.00 par value, 100,000 shares
    authorized; none issued or outstanding                                                  -             -
  Common stock, $.01 par value, 40,000,000 and 40,000,000 shares authorized; 27,242,207 and 27,146,515 shares issued;
    27,187,462 and 27,073,877 shares outstanding at
    December 31, 1996 and 1995, respectively                                             272            271
  Capital in excess of par value                                                      81,096         79,396
  Retained earnings                                                                  144,345        121,099
  Common stock held in treasury, at cost, $.01 par value, 54,745 and
     72,638 shares at December 31, 1996 and 1995, respectively                        (1,312)        (1,957)
  Stock compensation plan                                                                453            501
  Employee stock benefit trust                                                          (413)             -
  Unearned stock compensation                                                            (49)          (100)
------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                      224,392        199,210
------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $1,760,785      1,777,607
============================================================================================================

See notes to consolidated financial statements.

                         SPS TRANSACTION SERVICES, INC.



CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share data




  Year ended December 31,                                     1996         1995           1994
-----------------------------------------------------------------------------------------------
Processing and service revenues                           $276,745      $232,120       $203,044
  Merchant discount revenue                                 34,153        49,550         17,432
-----------------------------------------------------------------------------------------------
                                                           310,898       281,670        220,476

  Interest revenue                                         226,266       162,205         48,931
  Interest expense                                          79,129        65,361         10,204
-----------------------------------------------------------------------------------------------
    Net interest income                                    147,137        96,844         38,727
  Provision for loan losses                                137,115        66,522         13,401
-----------------------------------------------------------------------------------------------
    Net credit income                                       10,022        30,322         25,326
-----------------------------------------------------------------------------------------------
  Net operating revenues                                   320,920       311,992        245,802

Salaries and employee benefits                              97,117        87,730         72,937
Processing and service expenses                            108,544        90,535         65,522
  Occupancy expense                                          9,438         7,819          8,381
  Other expenses                                            68,328        55,799         36,601
-----------------------------------------------------------------------------------------------
    Total operating expenses                               283,427       241,883        183,441

  Income before income taxes                                37,493        70,109         62,361
  Income tax expense                                        14,247        26,636         24,626
-----------------------------------------------------------------------------------------------
  Net income                                              $ 23,246      $ 43,473       $ 37,735
===============================================================================================
  Net income per common share                             $   0.86      $   1.60       $   1.40
===============================================================================================
Weighted average common shares outstanding                  27,171        27,093         27,032
-----------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                         SPS TRANSACTION SERVICES, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Year ended December 31,                                                      1996          1995           1994
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $23,246       $43,473         $37,735
Adjustments to reconcile net income to net cash flows
    from operating activities
      Depreciation and amortization                                         14,468        11,751           2,518
      Imputed interest on notes payable                                         15         5,605               -
      Provision for loan losses                                            137,115        66,522          13,401
      Deferred income taxes                                                (11,990)       (4,282)         (4,967)
  (Increase) decrease in operating assets
      Cash and due from banks - restricted                                  29,000        (29,000)             -
      Amounts due from affiliated companies                                 (5,124)          (256)          (322)
      Accrued interest receivable and accounts receivable                  (10,832)       (16,961)        (5,864)
      Prepaid expenses and other assets                                     11,234         (6,753)        (1,268)
  Increase (decrease) in operating liabilities
      Accounts payable, accrued expenses and other                           5,369          3,513          6,427
      Income taxes payable                                                   7,055          3,748          1,147
      Due to affiliated companies                                              142          4,619          8,095
      Accrued recourse obligation                                           (4,492)         6,199            130
----------------------------------------------------------------------------------------------------------------
        NET CASH FROM OPERATING ACTIVITIES                                 195,206         88,178         57,032
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investments held to maturity - purchases                                  (276,445)      (123,687)       (44,673)
Investments held to maturity - maturities                                  282,200         86,729         42,080
Net principal disbursed on credit card loans                              (273,823)      (771,057)      (194,429)
Purchase of credit card portfolios                                               -       (306,903)       (85,764)
Proceeds from sale of credit card loans                                    138,861        150,000              -
Investment in joint venture                                                      -              -         (2,720)
Purchases of premises and equipment, net                                   (11,516)       (11,105)        (6,062)
----------------------------------------------------------------------------------------------------------------
        Net cash from investing activities                                (140,723)      (976,023)      (291,568)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in noninterest-bearing deposits                     (1,258)         5,011          2,456
Net increase in interest-bearing deposits                                   82,350        171,795        130,229
Due to affiliated companies                                               (128,406)       945,011         97,682
Repayment of notes payable                                                  (2,110)      (227,021)             -
Proceeds from exercise of stock options                                        622            665            380
Change in treasury stock, net                                                  645         (1,957)             -
----------------------------------------------------------------------------------------------------------------
        Net cash from financing activities                                 (48,157)       893,504        230,747
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                               6,326          5,659         (3,789)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR                                   8,879          3,220          7,009
----------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS, END OF YEAR                                       $15,205         $8,879         $3,220
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for interest                                                   $79,627        $59,353         $9,850
  Cash paid for income taxes                                                19,231         27,192         28,446
================================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Short-term notes, net issued to purchase credit card portfolios            $     -        $48,333       $175,178
================================================================================================================

See notes to consolidated financial statements.

                                       26

                         SPS TRANSACTION SERVICES, INC.



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands

                                                        Capital in                                              Total
                                   Preferred   Common    Excess of     Retained    Treasury             Stockholders'
                                       Stock    Stock    Par Value     Earnings       Stock      Other         Equity
---------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1993            $  -     $270      $77,355     $ 39,891     $     -     $ (935)      $116,581

  Net income                                                             37,735                                37,735
  Exercise of stock options                         1          379                                                380
  Employee Stock Purchase Plan                                  73                                                 73
  Minimum pension liability
    adjustment                                                                                     935            935
---------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1994               -      271       77,807       77,626           -          -        155,704
---------------------------------------------------------------------------------------------------------------------

  Net income                                                             43,473                                43,473
  Exercise of stock options                                  1,197                                              1,197
  Employee Stock Purchase Plan                                 392                                                392
  Stock compensation plan                                                                          501            501
  Unearned stock compensation,
    net of amortization                                                                           (100)          (100)

  Purchase of treasury stock, at cost                                                (1,957)                   (1,957)

---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                 -      271       79,396      121,099      (1,957)       401        199,210
---------------------------------------------------------------------------------------------------------------------
Net income                                                               23,246                                23,246
Exercise of stock options                           1        1,152                                              1,153
Employee Stock Purchase Plan                                   428                                                428
Employee benefit plan                                          120                      732                       852
Stock compensation plan                                                                 413        (48)           365
Employee stock benefit trust                                                                      (413)          (413)
Unearned stock compensation,
  net of amortization                                                                               51             51
Purchase of treasury stock, at cost                                                    (500)                     (500)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996              $  -     $272      $81,096     $144,345     $(1,312)    $   (9)      $224,392
=====================================================================================================================



 See notes to consolidated financial statements.

                         SPS TRANSACTION SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  ORGANIZATION AND BASIS OF PRESENTATION
The consolidated financial statements include the accounts of SPS Transaction Services, Inc. (the "Company") and its subsidiaries. The Company is a 73.6% majority owned subsidiary of NOVUS Credit Services Inc. ("NCSI"), which in turn is a wholly owned, direct subsidiary of Dean Witter, Discover & Co. ("DWD").
     On February 5, 1997, DWD and Morgan Stanley Group Inc. announced a definitive agreement to merge. The new company will be named Morgan Stanley, Dean Witter, Discover & Co. The transaction, which is expected to be completed by mid-1997, is subject to certain regulatory approvals and the approval of shareholders of both companies.
        The Company provides a range of technology outsourcing services including the processing of credit card transactions, consumer private label credit card programs, commercial accounts processing programs; and call center customer service activities in the United States. SPS Payment Systems, Inc. ("SPS"), a wholly owned subsidiary of the Company, is incorporated in the State of Delaware. Hurley State Bank ("HSB"), a wholly owned subsidiary of the Company, is chartered as a bank by the State of South Dakota and is a member of the Federal Deposit Insurance Corporation.
     The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.
     All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current presentation.


NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash and Due From Banks - Cash and due from banks consists of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Due From Banks - Restricted - Cash and due from banks - restricted represents cash and invested cash derived from collections of certain securitized receivables. Such amounts, which include the investors' and a portion of the Company's share of cash collections, are deposited with a third party and are paid out in the month subsequent to collection.

Investments - Investments held to maturity includes those investments that the Company has the intent and ability to hold to maturity. These investments consisted of U.S. Treasury securities that are reported at amortized cost, which approximates fair market value. The fair market value of investments held to maturity was $41.7 million and $47.4 million at December 31, 1996 and 1995, respectively. All such investments at December 31, 1996 had maturities within one year.

Credit Card Loans - Loans to cardholders are reported at their principal amounts outstanding. Interest on loans is credited to income as earned. Interest and fees are accrued on loans until the date of charge-off, which occurs at the end of the month during which an account becomes 180 days past due, except in the case of cardholder bankruptcies, where loans are charged off upon receipt and processing of written notification, and in fraudulent transactions, where loans are charged off when identified. The interest portion of charged off loans is written off against interest revenue, while the fee portion of charged off loans (late fee and credit insurance fee) is written off against processing and services revenues.
     Periodically, the Company purchases credit card loans from third parties. These loans are recorded at their principal amounts outstanding less any allowance for loan losses. Any difference between this amount and the fair value of credit card loans acquired is recorded as a discount or premium and amortized to interest revenue over the estimated life of the acquired loans using a method that approximates the interest method. Any excess of consideration given over the fair value of credit card loans acquired is recorded as purchased credit card rights. Purchased credit card rights represent an intangible asset that is amortized on a straight-line basis over the expected life of the cardholder relationship.

Securitization of Credit Card Loans - The Company periodically sells credit card loans through asset securitizations and continues to service such loans. The revenues derived from servicing securitized loans are recorded in the consolidated statements of income as processing and service revenues over the term of the securitized loans rather than at the time the loans are sold. The effects of recording these revenues over the term of the securitized loans rather than at the time the loans were sold have not historically been material.

Allowances for Loan Losses - The allowance for loan losses is a significant estimate that is regularly evaluated by management for adequacy on a portfolio by portfolio basis and is established through a charge to the provision for loan losses. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay.
     The Company uses the results of these evaluations to provide an allowance for loan losses. The exposure for credit losses for owned loans is influenced by the performance of the portfolio and other factors discussed above, with the Company absorbing all related losses. The exposure for credit losses for securitized loans is represented by the Company retaining a contingent risk based on the amount of credit enhancement provided.

                         SPS TRANSACTION SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Management believes that its estimates have been historically prudent in light of the need to allow the market for asset securitizations, in particular those backed by credit card receivables, to mature, and in light of the uncertainty of accounting standards for asset securitizations. In 1996, the Company revised its estimate of the allowance for losses for loans intended to be securitized. This revision was based on the Company's experience with credit losses related to securitized loans in a mature asset securitization market and the recent issuance of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," by the Financial Accounting Standards Board ("FASB"), which eliminated the uncertainty surrounding the appropriate accounting treatment for asset securitization transactions. The change had no impact on the Company in 1996 as no loans were identified to be securitized.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided principally by the straight-line method over the estimated useful lives of the related assets.

Income Taxes - Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Processing and Service Revenues - Processing and service revenues include revenues from transaction processing services, managed and HSB programs, and servicing of securitized loans. The Company's revenues from transaction processing services and managed programs are recognized when the service is performed. Revenues from HSB programs, consisting primarily of late fees assessed to cardholders, are recognized when earned. Revenues for servicing securitized loans are recognized as collected.

Merchant Discount Revenue - The Company receives merchant discount revenue from its merchant clients resulting from cardholder purchases utilizing revolving or promotional payment plans. The amount of merchant discount revenue the Company receives, however, is influenced by the mix and pricing of promotional payment plans offered to private label cardholders. For certain merchant clients, where client marketing strategies promote longer-term interest-deferred programs, the Company may charge a higher merchant discount rate than where client marketing strategies promote shorter-term interest-deferred programs. The use of promotional payment plans, such as deferred interest plans, has grown in popularity with merchants and as a result, the use of these plans has begun to vary dramatically from past practices and expected practices. Historically, the Company has recognized merchant discount revenue in the consolidated statements of income as received in the month when the sale occurred. Beginning in the fourth quarter of 1996, a portion of merchant discount revenue received resulting from longer-term promotional payment plans (six months or longer) is being deferred and amortized to interest income using the interest method over periods equal to the duration of the plans that originated the merchant discount revenue. This change in accounting estimate resulted in the net deferral of $9.3 million of fourth quarter revenues into 1997. Going forward, management believes this change will provide for a better matching of the revenues with the expenses and earning assets associated with such promotional payment plans.

Interest Rate Hedges - The Company enters into various interest rate exchange
contracts, which consist of interest rate swaps, caps   and cost of funds
agreements, primarily as hedges against specific liabilities in funding the Company's credit card loan portfolio. For contracts that are designated as hedges of the Company's liabilities, gains and losses are deferred and recognized as adjustments to interest expense over the remaining life of the underlying liabilities. For contracts that are hedges of asset securitizations, gains and losses are recognized as adjustments to processing and service revenues.

Employee Stock Plans - Employee stock plans are accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with the provisions of APB No. 25, no charge to earnings is recorded for those stock-based benefits issued to employees which are deemed "non-compensatory".
     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective January 1, 1996 and requires the determination of the fair value, as defined, of stock options granted. The Company has elected, as permitted, to provide pro forma disclosure of the effect of SFAS No. 123 on earnings in Note 8 to the consolidated financial statements.

                         SPS TRANSACTION SERVICES, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Accounting Pronouncements - Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which generally requires that long-lived assets be reported at the lower of their carrying cost or net realizable value. The adoption of this statement was not material to the Company's consolidated financial position or results of operations.
     The FASB has issued SFAS No. 125, effective for transfers of financial assets made after December 31, 1996, except for transfers of certain financial assets for which the effective date has been delayed by one year. SFAS No. 125 provides financial reporting standards for the derecognition and recognition of financial assets, including the distinction between transfers of financial assets which should be recorded as sales and those which should be recorded as secured borrowings. SFAS No. 125 supersedes and incorporates the essential provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of SFAS No. 65." The Company believes that the effect of the adoption of SFAS No. 125 will not be material to the Company's financial position or results of operations.


NOTE 3  CREDIT CARD LOANS, ALLOWANCE FOR
LOAN LOSSES AND ACCRUED RECOURSE OBLIGATION
The changes in the allowance for loan losses were as follows:


    --------------------------------------------------
      In thousands, Year ended December 31,       1996      1995      1994
    ------------------------------------------------------------------------
      Balance, beginning of year               $63,704   $24,090   $12,183
      Provision for loan losses                137,115    66,522    13,401
      Purchase of credit card portfolios             -    30,594     4,326

      Charge-offs                             (138,181)  (67,754)  (10,757)
      Recoveries                                21,759    16,801     4,937
    ------------------------------------------------------------------------
      Net charge-offs                         (116,422)  (50,953)   (5,820)
    ------------------------------------------------------------------------
      Transfers from (to) accrued
        recourse obligation                      4,000   (6,549)         -
    ------------------------------------------------------------------------
      Balance, end of year                     $88,397   $63,704   $24,090
    ------------------------------------------------------------------------



     At December 31, 1996 and 1995, $527.9 million and $612.4 million, respectively, of the Company's credit card loans had minimum contractual maturities of less than one year. Because of the uncertainty regarding credit card loan repayment patterns, which historically have been higher than contractually required minimum payments, and variable rate loan pricing utilized by the Company, this amount may not necessarily be indicative of the Company's credit card loan repricing schedule.
     At December 31, 1996 and 1995, the Company had commitments to extend credit in the amount of $16,926.0 million and $16,995.1 million, respectively. Commitments to extend credit arise from agreements to extend to customers unused lines of credit on certain credit cards issued by the Company. These commitments, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness.
     Credit card loans were reduced by $580.0 million and $609.2 million at December 31, 1996 and 1995, respectively, due to the sale with limited recourse of such loans through securitization transactions. The accrued recourse obligation related to securitized loans was $22.6 million and $27.1 million at December 31, 1996 and 1995, respectively.


NOTE 4  TRANSACTIONS WITH AFFILIATED COMPANIES
The Company is affiliated with several entities through common direct or indirect ownership by NCSI and DWD. Various transactions are entered into with these affiliated companies, primarily resulting from intercompany loans, deposits, advances and the provisions of required services on behalf of, to and by the affiliates. Such services include, but are not limited to, transaction, collection and disbursement processing. In addition, affiliated companies allocate certain premises and other operating expenses based on defined formulas. In the opinion of management, these expense allocations are reasonable and no less favorable to the Company than the cost that would have been incurred if the Company had operated as an unaffiliated entity.
     Transactions with affiliated companies included in the consolidated statements of income were as follows:


-----------------------------------------------------------------------
  In thousands, Year ended December 31,                            1996        1995     1994
----------------------------------------------------------------------------------------------
  Processing and service revenues                               $17,297     $14,286  $12,293
  Interest expense                                               66,771      51,411    7,395
  Occupancy expense                                               3,224       3,127    2,999
  Other expenses                                                 11,029      11,215   10,601
----------------------------------------------------------------------------------------------
  Due from affiliated companies was comprised of the
following:
-----------------------------------------------------------------------------------
  In thousands, December 31,                                                   1996     1995
----------------------------------------------------------------------------------------------
  Trade receivables
    NOVUS Services, Inc.                                                     $2,156   $1,710
    MountainWest Financial                                                    7,744    2,359
    NOVUS Credit Services Inc.                                                    -      707
----------------------------------------------------------------------------------------------
  Due from affiliated companies                                              $9,900   $4,776
==============================================================================================




                                      30




                         SPS TRANSACTION SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Due to affiliated companies was comprised of the following:

  ---------------------------------------------------------------------------------
  In thousands, December 31,                                       1996        1995
  ---------------------------------------------------------------------------------
  Amounts due for services
    DWD                                                        $  1,363  $      465
    NOVUS Credit Services Inc.                                    9,145       8,861
    Prime Option Services                                            43         244
  ---------------------------------------------------------------------------------
                                                               $ 10,551  $    9,570
  =================================================================================
  Borrowings due to DWD
   Borrowings under facility,
    due on demand                                              $967,584  $1,095,841
   Accrued interest payable
    on DWD borrowings                                             4,412       5,400
  ---------------------------------------------------------------------------------
                                                               $971,996  $1,101,241
  =================================================================================



     The weighted average annual interest rate on borrowings due to DWD, excluding the effects of interest rate exchange contracts, was 5.6% and 6.3% for 1996 and 1995, respectively.
     At December 31, 1996 and 1995, borrowings due to DWD were subject to interest rate exchange contracts with notional amounts of $151.7 million and $351.1 million, respectively. Such interest rate exchange contracts consisted of interest rate swaps and cost of funds agreements, which primarily converted DWD borrowings to fixed rates. At December 31, 1996 and 1995, interest rate cap agreements with notional amounts of $30 million for both years set weighted average rate limits of 3.5% for both years on DWD borrowings. The weighted average interest rates on borrowings due to DWD, excluding the effects of interest rate exchange contracts, at December 31, 1996 and 1995 were 5.6% and 5.4%, respectively. The weighted average interest rates on borrowings due to DWD, including the effects of interest rate exchange contracts, at December 31, 1996 and 1995 were 5.6% and 5.5%, respectively.


NOTE 5  DEPOSITS
A summary of deposits by type is as follows:


                ------------------------------------------------
                In thousands, December 31,        1996      1995
                ------------------------------------------------
                Noninterest-bearing deposits  $  9,012  $ 10,270
                Certificates of deposit        454,423   372,073
                ------------------------------------------------
                Total deposits                $463,435  $382,343
                ================================================



     Certificates of deposit include deposits sold through Dean Witter Reynolds Inc., an affiliate, of $241.2 million and $191.6 million at December 31, 1996 and 1995, respectively.
     The weighted average annual interest rates on interest-bearing deposits, excluding the effects of interest rate exchange contracts, for 1996 and 1995 were 6.3% and 6.5%, respectively. The weighted average interest rates on interest- bearing deposits, excluding the effects of interest rate exchange contracts, at December 31, 1996 and 1995 were 6.1% and 6.2%, respectively.
     The weighted average interest rates on interest-bearing deposits, including the effects of interest rate exchange contracts, at December 31, 1996 and 1995 were 6.1% and 6.2%, respectively.
     Certificates of deposit maturing over the next five years were as follows:


                 In thousands
                 ----------------------------------------------
                 Certificates of deposit maturing in:
                 1997                                  $238,623
                 1998                                    52,700
                 1999                                    47,100
                 2000                                    38,200
                 2001                                    23,200
                 ----------------------------------------------




NOTE 6  NOTES PAYABLE
In February 1996, the Company made the final monthly installment on a note payable to Tandy Corporation ("Tandy"). This note related to the Company's purchase during the first quarter of 1995 of the Radio Shack and Tandy Name Brand credit card portfolios. The note payable had an imputed annual interest rate of 6.5%.


NOTE 7  RETIREMENT BENEFITS PENSION PLAN
Substantially all employees of the Company are eligible to par-ticipate, after meeting certain age and service requirements, in a non-contributory defined benefit pension plan established for employees of NCSI (the "Plan"). Pension benefits are based on length of service and average annual compensation. The Company's policy is to contribute annually to the Plan an amount at or above that which is required under the Employee Retirement Income Security Act. In 1996, 1995 and 1994, Company contributions to the Plan were $3.3 million, $2.7 million and $2.0 million, respectively.
     Pension expense consisted of the following:


        ---------------------------------------------------------------
        In thousands, Year ended December 31,     1996     1995    1994
        ---------------------------------------------------------------
        Service cost                           $ 2,253  $ 1,355  $1,505
        Interest on projected
          benefit obligation                     1,322      887     724
        Actual return on plan assets            (1,754)  (1,383)   (153)
        Net amortization and deferral            1,143      868     (32)
        ---------------------------------------------------------------
        Total pension cost                     $ 2,964  $ 1,727  $2,044
        ===============================================================



     The expected long-term rate of return on Plan assets was 9.0% in 1996, 1995 and 1994.

                         SPS TRANSACTION SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The funded status of the Plan was as follows:


------------------------------------------------------------------------------------------------------
In thousands, December 31,                                                               1996     1995
------------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Vested benefit obligation                                                           $10,900  $ 9,266
  Accumulated benefit obligation                                                      $12,419  $10,963
======================================================================================================
Projected benefit obligation                                                          $20,214  $18,241
Plan assets at fair value                                                              14,527   10,308
------------------------------------------------------------------------------------------------------
Plan assets less than projected
  benefit obligation                                                                    5,687    7,933
Unrecognized transitional obligation                                                      (57)     (62)
Unrecognized net loss                                                                  (4,766)  (6,742)
Unrecognized prior service cost                                                        (1,162)  (1,241)
Adjustment required to recognize
  minimum liability                                                                         -      767
------------------------------------------------------------------------------------------------------
Accrued pension (asset) liability                                                     $  (298) $   655
======================================================================================================

   Assumptions used in calculating the projected benefit obligation were as follows:

------------------------------------------------------------------------------------------------------
December 31,                                                                    1996     1995     1994
------------------------------------------------------------------------------------------------------
Discount rate                                                                   7.50%    7.25%    8.50%
Rate of increase in
  compensation levels                                                           5.00%    5.00%    5.00%
------------------------------------------------------------------------------------------------------



     The Company also has a non-qualified pension plan established for certain employees of NCSI. The amounts charged to expense under the plan were $103,000, $265,000 and $424,000 for 1996, 1995 and 1994, respectively.

POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS The Company has unfunded postretirement plans that provide medical and life insurance for eligible retirees, employees and dependents. At December 31, 1996 and 1995 the Company's obligation for these benefits was $789,000 and $847,000, respectively.

OTHER PLANS The Company sponsors a qualified 401(k) plan (the "START Plan"). Under this plan, the Company matches a certain percentage of employees' annual pretax contributions based upon the level of income achieved by the Company. The Company's matching contribution at various levels of income is set during the commencement of the plan year. The plan uses the Company's contributions to purchase the Company's common stock. The Company's contributions to the START Plan was $0.5 million in 1996 and $1.1 million in both 1995 and 1994.
     Employees of the Company are eligible for certain postemployment benefits. These benefits were not material to the Company's consolidated results of operations or financial position.


NOTE 8  STOCK PLANS
The Company maintains equity-based incentive plans under which various types of stock awards are granted to officers, directors and key employees of the Company.

EQUITY-BASED INCENTIVE AWARDS The Company is authorized to issue up to 3.2 million shares of its common stock in connection with awards under three stock incentive plans. Stock option activity under these plans was as follows:



-------------------------------------------------------------------------------------------------------------
Year ended December 31,                               1996               1995                1994
-------------------------------------------------------------------------------------------------------------
                                                        AVERAGE               Average               Average
                                               NUMBER    OPTION     Number     Option     Number     Option
                                            OF SHARES     PRICE    of Shares    Price    of Shares    Price
-------------------------------------------------------------------------------------------------------------
Options outstanding,
  beginning of year                           773,904   $19.45     849,484     $18.44    534,080    $ 8.41
Granted                                       346,188    29.45      17,000      30.33    380,352     31.42
Exercised                                     (72,029)    8.64     (69,004)      9.64    (46,088)     8.24
Forfeited                                     (26,496)   30.72     (23,576)     18.22    (18,860)    21.21
-------------------------------------------------------------------------------------------------------------
Options outstanding, end of year            1,021,567    23.31     773,904      19.45    849,484     18.44
=============================================================================================================
Options exercisable                           559,684    17.84     374,525      15.90    169,156      8.93
=============================================================================================================
Options available for future grant          1,878,466            2,198,158               191,582
=============================================================================================================


------------------------------------------------------------------------------------------------------
December 31, 1996                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------
                                                 AVERAGE
                                NUMBER         REMAINING          AVERAGE       NUMBER         AVERAGE
Range of Exercise Prices   OUTSTANDING  CONTRACTUAL LIFE   EXERCISE PRICE  EXERCISABLE  EXERCISE PRICE
------------------------------------------------------------------------------------------------------
$8.00 to $26.00                339,462            5YEARS           $ 8.88      332,990          $ 8.55
$26.50 to $30.00               354,144            9YEARS            29.49        6,944           28.59
$31.50 to $32.00               327,961            7YEARS            31.57      219,750           31.58
------------------------------------------------------------------------------------------------------

                         SPS TRANSACTION SERVICES, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     These plans are "non-compensatory" under APB No. 25, and, accordingly, no charge to earnings has been recorded. On a pro forma basis, under SFAS No. 123, if the fair value of options granted in 1996 and 1995 had been charged to earnings, net income as reported would have been reduced by $1.0 million and $81,000, respectively. Net income per common share as reported for 1996 would have been reduced by $0.04 with no effect for 1995.
     The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: expected volatility of 35.51%, risk-free interest rates of 5.88% and 7.51%; and expected lives of 6.1 and 6.4 years.

EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan (the "Stock Purchase Plan"), employees are authorized to purchase up to 150,000 shares of the Company's common stock at not less than 85% of the fair market value at the date of purchase. Shares of common stock to be delivered under the Stock Purchase Plan are made available from authorized but unissued or treasury shares of common stock. As of December 31, 1996 and 1995, employees of the Company had purchased 23,663 and 18,577 shares of common stock under the plan, respectively. The discount to fair market value was $76,000 for 1996 and $69,000 for 1995. The plan is "non-compensatory" under APB No. 25, and, accordingly, no charge to earnings has been recorded for the amount of the discount to fair market value. On a pro forma basis, if the discount had been charged to earnings, net income would have been reduced by $47,000 and $43,000 for 1996 and 1995, respectively, and there would have been no effect on net income per common share for both years.

DEFERRED COMPENSATION AWARDS The Company is authorized to issue up to 75,000 shares of its common stock in connection with a deferred compensation plan adopted in 1995 that provides for the deferral of a portion of certain employees' compensation with payment made in the form of shares of the Company's common stock. In 1996 and 1995, the Company recorded compensation expense of $32,000 and $401,000 and unearned compensation of $8,000 and $100,000 in connection with the award of approximately 4,500 and 18,000 shares of common stock under the plan, respectively. These shares were issued in 1997 and 1996 and are held in custodial or trust accounts pending employee eligibility to receive the shares. Unearned compensation is recognized over the related plan vesting periods.


NOTE 9  INCOME TAXES
The following is a summary of the expense (benefit) for income taxes:


 ------------------------------------------------------------
 In thousands, Year ended December 31,                   1996       1995     1994
 --------------------------------------------------------------------------------
 Current tax expense

   Federal                                           $ 23,567    $28,630  $26,478

   State                                                2,670      2,288    3,115
 --------------------------------------------------------------------------------
                                                       26,237     30,918   29,593
 Deferred tax expense (benefit)
   Federal                                            (11,171)    (4,875)  (5,012)
   State                                                 (819)       593       45
 --------------------------------------------------------------------------------
                                                      (11,990)    (4,282)  (4,967)
 --------------------------------------------------------------------------------
 Total income tax expense                            $ 14,247    $26,636  $24,626
 ================================================================================

     The following deferred income taxes were recorded:

 ---------------------------------------------------------------------
 In thousands, December 31,                                       1996     1995
 ------------------------------------------------------------------------------
 Deferred income tax assets
   Loan loss allowances                                        $30,957  $20,636
   Unearned income                                               3,289       61
   Other deferred tax assets                                     5,933    5,856
 ------------------------------------------------------------------------------
 Total deferred income tax assets                               40,179   26,553
 ------------------------------------------------------------------------------
 Deferred income tax liabilities                                (1,913)    (277)
 ------------------------------------------------------------------------------
 Total deferred income taxes                                   $38,266  $26,276
 ==============================================================================

     A reconciliation from the statutory federal income tax rate to the effective income tax rate is as follows:


-------------------------------------------------
Year ended December 31,                      1996   1995   1994
---------------------------------------------------------------
U.S. statutory rate                          35.0%  35.0%  35.0%
State income taxes, net of federal benefit    3.2    2.7    3.3
Other                                        (0.2)   0.3    1.2
---------------------------------------------------------------
Effective income tax rate                    38.0%  38.0%  39.5%
===============================================================




NOTE 10  COMMITMENTS AND CONTINGENCIES
The Company leases certain property and equipment under noncancellable operating leases. At December 31, 1996, future minimum rental commitments under such leases, net of subleases, were as follows:


In thousands
--------------------------------
1997                     $ 4,201
1998                       4,956
1999                       5,018
2000                       1,277
2001                         454
2002 and thereafter           56
--------------------------------
Total lease commitments  $15,962
================================

                         SPS TRANSACTION SERVICES, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Total rent expense, net of sublease rental income, for property and equipment and the portion thereof related to affiliated companies was as follows:

                                                    Portion
                                       Total Rent  Related to
In thousands, Year ended December 31,    Expenses  Affiliates
-------------------------------------------------------------
1996                                       $6,860      $3,961
1995                                        6,938       3,797
1994                                        6,583       3,633
-------------------------------------------------------------




     The Company has an Amended and Restated Borrowing Agreement (the "Borrowing Agreement"), and a facility fee letter agreement (the "Facility Fee Agreement"), (collectively, the "Financing Agreements") with DWD, pursuant to which DWD has agreed to provide financing to the Company. As of January 31, 1997 the maximum amount available under the Borrowing Agreement, which expires on April 17, 1997, was increased from $1.0 billion to $1.25 billion. At January 31, 1997, the Company had $917.1 million outstanding under the Borrowing Agreement. Under the Facility Fee Agreement, the Company has agreed to pay certain monthly facility fees in connection with its financing arrangements with DWD. An Amended and Restated Bridge Agreement, under which DWD provided loans to the Company of up to $250 million, expired on January 31, 1997.
     In the normal course of business, the Company is involved in routine litigation incidental to the business. The consequences of these matters are not presently determinable but, in the opinion of management after consultation with counsel, the ultimate liability, if any, will not have a material adverse effect on the consolidated results of operations or financial position of the Company.


NOTE 11  FINANCIAL INSTRUMENTS
     The Company uses interest rate exchange contracts, which consist of interest rate swaps, caps and cost of funds agreements, as part of its interest rate risk management program. This program is designed to reduce the volatility of earnings resulting from changes in interest rates, including the interest rate risk inherent in servicing fees on securitized loans received by the Company from credit card loans sold through asset securitizations. This is accomplished by minimizing the volatility of the spread between credit card loan yields and funding costs. When asset yield and funding costs are not anticipated to result in stable spreads, the Company utilizes interest rate exchange contracts. These contracts are entered into as hedges of interest rate risk, and gains or losses from these contracts generally offset counterbalancing gains or losses on the hedged risk. The Company attempts to match the recognition of the gains or losses in the periods in which the hedged risk is realized. Thus, gains or losses may be recognized as part of periodic settlements or, upon early termination of an interest rate exchange contract, deferred and amortized over the remaining period of the hedged risk to achieve the appropriate matching. Interest rate exchange contracts are subject to credit risk for receivable or gain positions. The fair value of these agreements is the estimated amount that the Company would receive (or pay) to terminate the underlying contract, taking into account current market conditions.


     Interest rate swaps and cost of funds agreements are derivative financial instruments that are settled by reference to the difference between the base interest rates being exchanged, multiplied by the notional amount of the contract. These agreements subject the Company to market risk in excess of amounts recorded in the consolidated balance sheets in the event of unfavorable market interest rate movements.
     Interest rate exchange agreements outstanding were as follows:


-------------------------------------------
In thousands, December 31,  1996                  1995
---------------------------------------------------------------
                            NOTIONAL    FAIR  Notional     Fair
                              AMOUNT   VALUE    Amount    Value
---------------------------------------------------------------
Cost of funds agreements    $ 85,614  $1,434  $342,769   $1,668
Interest rate swaps          380,000    (824)  410,000   (5,366)
---------------------------------------------------------------




     Purchased interest rate cap agreements are derivative financial instruments which, by their nature, have no off-balance sheet risk of loss due to unfavorable interest rate movements. The Company pays an initial premium, which is recorded on the consolidated balance sheet and amortized to interest expense over the term of the cap agreement. Benefits received are recorded as a reduction of interest expense. The Company had outstanding interest rate cap agreements with notional amounts of $40.0 million at both December 31, 1996 and 1995. At December 31, 1996 and 1995, the current variable rates on all such agreements exceeded the specified cap rates. The fair value of these instruments was $300,000 and $922,000 at December 31, 1996 and 1995, respectively.
     In connection with certain asset securitizations, the Company has a written interest rate cap agreement with a notional amount of $150.0 million. Any settlement payments made under this agreement will generally be passed back to the Company through an adjustment of servicing fees on securitized loans, although this is subject to the risk of counterparty nonperformance. At December 31, 1996 and 1995, the fair value of this agreement was zero and $(2.5) million, respectively. No payments have been made by the Company under this agreement, which expires in 1997.

                         SPS TRANSACTION SERVICES, INC.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  FINANCIAL INSTRUMENTS FAIR VALUE INFORMATION
The estimated fair value amounts of the Company's financial instruments have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.
     At December 31, 1996 and 1995, the carrying amounts of the Company's financial assets and liabilities are reasonable estimates of fair value.


NOTE 13  CONCENTRATIONS OF CREDIT RISK
The Company's loan portfolio consists of credit card loans throughout the United States. As a result of private label credit card programs with regional merchants, the Company had credit card loans, including securitized loans, aggregating approximately 12% and 10% in Texas and California, respectively, at December 31, 1996. At December 31, 1995, the Company had credit card loans, including securitized loans, aggregating approximately 12% in Texas.
     At December 31, 1996, the Company's loan portfolio was concentrated among three major private label credit card programs that comprised approximately 30%, 11% and 11% of the total loan portfolio, including securitized loans. At December 31, 1995, the Company's loan portfolio was concentrated among three major private label credit card programs that comprised approximately 26%, 11% and 10% of the total loan portfolio, including securitized loans.


NOTE 14  CAPITAL REQUIREMENTS
HSB is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the FDIC that, if undertaken, could have a direct material effect on HSB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, HSB must meet specific quantitative capital guidelines as calculated under regulatory accounting practices. HSB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require HSB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that HSB meets all capital adequacy requirements to which it is subject.
     As of December 31, 1996, the most recent notification from the FDIC categorized HSB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized HSB must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed HSB's category.
     HSB's capital amounts and ratios as filed in the Consolidated Report of Condition and Income as required by 12 U.S. Code section 324 are presented in the table at the bottom of the page.


NOTE 15  MAJOR CUSTOMERS
A significant portion of the Company's revenues was derived from two major customers. These major customers accounted for the following percentage of net operating revenues for the years ended December 31:


--------------------------------------
                    1996   1995   1994
--------------------------------------
Tandy Corporation  24.0%  25.6%  15.4%
Goodyear Tire &
  Rubber Company    12.0   12.3   16.7
--------------------------------------

                                                                                                      To Be Well Capitalized
                                                                                  For Capital         Under Prompt Corrective
                                                        Actual                  Adequacy Purposes       Action Provisions
-----------------------------------------------------------------------------------------------------------------------------
In thousands                                        Amount      Ratio        Amount*          Ratio*    Amount*        Ratio*
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1996
  Total capital (to risk weighted assets)           $166,723    10.63%       $125,504         8.0%      $156,880        10.0%
  Tier I capital (to risk weighted assets)           146,241     9.32          62,752         4.0         94,128         6.0
  Tier I capital (to average assets)                 146,241    10.23          57,184         4.0         71,480         5.0
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1995
  Total capital (to risk weighted assets)           $155,011    10.17%       $121,977         8.0%      $152,471        10.0%
  Tier I capital (to risk weighted assets)           135,374     8.88          60,988         4.0         91,483         6.0
  Tier I capital (to average assets)                 135,374     9.73          55,640         4.0         69,550         5.0
-----------------------------------------------------------------------------------------------------------------------------

* Amounts equal to or greater than amounts shown.

                         SPS TRANSACTION SERVICES, INC.

AVERAGE BALANCE SHEETS (UNAUDITED)

In thousands
---------------------------------------------------------------------------------------------
 Year ended December 31,                                                1996
---------------------------------------------------------------------------------------------
                                                         AVERAGE      INTEREST       AVERAGE
                                                         AMOUNTS   EARNED/PAID    YIELD/RATE
---------------------------------------------------------------------------------------------
 ASSETS
 Interest-earning Assets
   Due from banks                                     $    4,911      $    255          5.2%
   U.S. government securities                             48,788         2,523          5.2%
   State and political securities                              -             -            -
   Credit card loans                                   1,512,986       223,488         14.8%
------------------------------------------------------------------------------
 Total interest-earning assets                         1,566,685       226,266         14.4%
------------------------------------------------------------------------------
 Noninterest-earning assets
   Cash and due from banks                                13,989
   Allowance for loan losses                             (63,630)
   Due from affiliates                                     3,067
   Other assets                                           98,792
----------------------------------------------------------------
 TOTAL ASSETS                                         $1,618,903
================================================================
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Interest-bearing liabilities
   Deposits                                           $  420,973      $ 26,651          6.3%
   Notes payable to affiliates and other borrowings      908,256        50,992          5.6%
   Interest rate exchange contracts                            -         1,486            -
------------------------------------------------------------------------------
   Total interest-bearing liabilities                  1,329,229        79,129          6.0%
------------------------------------------------------------------------------
 Noninterest-bearing liabilities                          77,872
----------------------------------------------------------------
 TOTAL LIABILITIES                                     1,407,101
----------------------------------------------------------------
 STOCKHOLDERS' EQUITY                                    211,802
----------------------------------------------------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,618,903
================================================================
 NET INTEREST INCOME                                                  $147,137
==============================================================================
  NET YIELD ON INTEREST-EARNING ASSETS                                                  9.4%
--------------------------------------------------------------------------------------------
 SUPPLEMENTAL TOTAL LOANS INFORMATION*
 Credit card loans                                    $2,095,026      $328,075         15.7%
 Total interest-earning assets                        $2,148,725      $330,853         15.4%
 Total interest-bearing liabilities                   $1,911,269      $112,250          5.9%
 Net yield on interest-earning assets                                                  10.2%
 -------------------------------------------------------------------------------------------

 *Total loans represents both owned and securitized credit card loans.

                         SPS TRANSACTION SERVICES, INC.

AVERAGE BALANCE SHEETS (UNAUDITED)

In thousands
 Year ended December 31,                                           1995                                      1994
----------------------------------------------------------------------------------------------------------------------------------
                                                       Average     Interest     Average      Average       Interest       Average
                                                       Amounts  Earned/paid  Yield/rate      mounts     Earned/Paid    Yield/Rate
----------------------------------------------------------------------------------------------------------------------------------
 ASSETS
 Interest-earning Assets
   Due from banks                                       $27,853     $  1,501        5.4%      $      -      $     -           -
   U.S. government securities                            25,616        1,418        5.5%         6,971          289         4.1%
   State and political securities                             -            -          -              3            -           -
   Credit card loans                                  1,152,309      159,286       13.8%       282,846       48,642        17.2%
----------------------------------------------------------------------------                 ----------------------
 Total interest-earning assets                        1,205,778      162,205       13.5%       289,820       48,931        16.9%
----------------------------------------------------------------------------                 ----------------------
 Noninterest-earning assets
   Cash and due from banks                               10,922                                  8,846
   Allowance for loan losses                            (48,145)                               (12,358)
   Due from affiliates                                    2,221                                  2,186
   Other assets                                          86,991                                 57,044
---------------------------------------------------------------                               --------
 TOTAL ASSETS                                        $1,257,767                               $345,538
===============================================================                               ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Interest-bearing liabilities
   Deposits                                          $  296,919      $19,322        6.5%      $121,407       $6,231        5.1%
   Notes payable to affiliates and other borrowings     710,442       45,334        6.4%        19,716        1,220        6.2%
   Interest rate exchange contracts                           -          705          -              -        2,753          -
----------------------------------------------------------------------------                  ---------------------
   Total interest-bearing liabilities                 1,007,361       65,361        6.5%       141,123       10,204        7.2%
----------------------------------------------------------------------------                  ---------------------
 Noninterest-bearing liabilities                         73,149                                 68,272
---------------------------------------------------------------                               --------
 TOTAL LIABILITIES                                    1,080,510                                209,395
---------------------------------------------------------------                               --------
 STOCKHOLDERS' EQUITY                                   177,257                                136,143
---------------------------------------------------------------                               --------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $1,257,767                               $345,538
===============================================================                               ========
 NET INTEREST INCOME                                                 $96,844                                $38,727
============================================================================                  =====================
  NET YIELD ON INTEREST-EARNING ASSETS                                               8.0%                                 13.4%
----------------------------------------------------------------------------------------     ---------------------------------
 SUPPLEMENTAL TOTAL LOANS INFORMATION*
 Credit card loans                                   $1,678,128     $266,870       15.9%      $712,846     $132,574       18.6%
 Total interest-earning assets                       $1,731,597     $269,789       15.6%      $719,820     $132,863       18.5%
 Total interest-bearing liabilities                  $1,533,180     $101,087        6.6%      $571,123      $35,785        6.3%
 Net yield on interest-earning assets                                               9.7%                                  13.5%
 ---------------------------------------------------------------------------    ---------------------------------

                         SPS TRANSACTION SERVICES, INC.


RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and related footnotes in this annual report were prepared by management, which is responsible for their integrity and objectivity. The consolidated financial statements, which include amounts that are based on management's estimates and judgments, were prepared in accordance with generally accepted accounting principles. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.
      Management maintains a system of internal controls that it believes provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorizations. Judgments are required to assess and balance the relative cost and expected benefits of these internal controls. To assure the effectiveness of internal controls, the organizational structure provides for defined lines of responsibility and delegation of authority. The Company's formally stated and communicated policies demand of employees high ethical standards in their conduct of its business. These policies address, among other things, potential conflicts of interest; compliance with all domestic and foreign laws, including those related to financial disclosure; and the confidentiality of proprietary information. Furthermore, the Company's comprehensive internal audit program is designed for continual evaluation of the adequacy and effectiveness of its internal controls and measures adherence to established policies and procedures.
     The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, and their report follows. They have advised the Company that their audits were conducted in accordance with generally accepted auditing standards and considered the Company's internal accounting controls in determining the auditing procedures they deem necessary to express an opinion on the consolidated financial statements.
     The Audit Committee of the Board of Directors, composed solely of outside directors, reviews audit plans, internal controls, financial reports and related matters with the Company's management, internal auditors and independent auditors. The independent auditors and the internal auditors have free access to the Committee, without the presence of management, to advise the committee of any significant matters resulting from their audits of the Company's financial statements and internal controls.


/s/ Robert L. Wieseneck
Robert L. Wieseneck
President, Chief Executive Officer and Director



Thomas C. Schneider
Chief Financial Officer and Director

INDEPENDENT AUDITORS' REPORT

STOCKHOLDERS AND BOARD OF DIRECTORS
SPS TRANSACTION SERVICES, INC.
We have audited the accompanying consolidated balance sheets of SPS Transaction Services, Inc. (an indirect, majority-owned subsidiary of Dean Witter, Discover & Co.) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements, appearing on pages 24 through 35, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SPS Transaction Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
February 18, 1997
Chicago, Illinois

                         SPS TRANSACTION SERVICES, INC.




QUARTERLY INFORMATION (UNAUDITED)

In thousands, except per share data


---------------------------------------------------------------------------------------------------------
                                                1996                                1995
---------------------------------------------------------------------------------------------------------
                                     FIRST   SECOND    THIRD   FOURTH    First   Second    Third   Fourth
                                   QUARTER  QUARTER  QUARTER  QUARTER  Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
Net operating revenues             $89,011  $83,296  $79,572  $69,041  $69,571  $76,161  $80,691  $85,569
Total operating expenses            71,212   72,660   70,546   69,009   52,603   59,977   61,998   67,305
Net income                          11,035    6,593    5,598       20   10,277    9,785   11,777   11,634

PER SHARE DATA
Net income per common share        $  0.41  $  0.24  $  0.21  $  0.00  $  0.38  $  0.36  $  0.43  $  0.43
Average common shares
  outstanding                       27,117   27,183   27,194   27,190   27,078   27,114   27,105   27,077

STOCK PRICE DATA (1)
High                               $ 32.50  $ 30.75  $ 18.13  $ 18.75  $ 35.00  $ 35.50  $ 34.38  $ 30.13
Low                                  28.75    17.00    13.50    14.00    27.88    28.00    24.75    25.75
Close                                30.88    18.00    15.88    15.25    35.00    34.63    28.88    29.63
---------------------------------------------------------------------------------------------------------


 (1) Stock price ranges are for transactions reported in The Wall Street Journal for SPS Transaction Services, Inc. listed on the New York Stock Exchange under the trading symbol PAY.

 The number of registered common stockholders on February 5, 1997 was 3,790.

5-YEAR SELECTED FINANCIAL DATA

In thousands, except per share data


----------------------------------------------------------------------------------------------
                                           1996        1995        1994      1993      1992
----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net operating revenues                  $  320,920  $  311,992  $  245,802  $205,494  $165,630
Total operating expenses                   283,427     241,883     183,441   156,563   131,516
Pretax income                               37,493      70,109      62,361    48,931    34,114
Income taxes                                14,247      26,636      24,626    18,283    13,460
Net income                                  23,246      43,473      37,735    30,648    19,663
Net income per common share                   0.86        1.60        1.40      1.14      0.76

BALANCE SHEET DATA
Credit card loans                       $1,637,507  $1,620,833  $  679,857  $246,710  $203,073
Total assets                             1,760,785   1,777,607     768,493   309,537   264,574
Deposits                                   463,435     382,343     205,537    72,852     4,156
Due to affiliates                          982,547   1,110,811     161,573    55,869   120,515
Stockholders' equity                       224,392     199,210     155,704   116,581    85,964
Return on average stockholders' equity        11.0%       24.5%       27.7%     30.2%     30.6%

SUPPLEMENTAL DATA
Total loans*                            $2,217,507  $2,229,992  $1,109,857  $676,710  $623,073
----------------------------------------------------------------------------------------------


 *Total loans represents both owned and securitized credit card loans.

                         SPS TRANSACTION SERVICES, INC.


BOARD OF DIRECTORS

PHILIP J. PURCELL
Chairman of the Board
Chairman and Chief Executive Officer
Dean Witter, Discover & Co.
(financial services)

ROBERT L. WIESENECK
President and Chief Executive Officer

THOMAS R. BUTLER
President, NOVUS Services, Inc.
and Executive Vice President
Dean Witter, Discover & Co.
(financial services)

FRANK T. CARY
Chairman (retired)
International Business Machines Corporation
(computer systems and services)

MITCHELL M. MERIN
Executive Vice President and
Chief Administrative Officer
Dean Witter, Discover & Co.
(financial services)

CHARLES F. MORAN
Senior Vice President,
Administration (retired)
Sears, Roebuck and Co. (retailing)

THOMAS C. SCHNEIDER
Chief Financial Officer
Executive Vice President and
Chief Financial Officer
Dean Witter, Discover & Co.
(financial services)

DENNIE M. WELSH
General Manager,
IBM Global Services
International Business Machines Corporation
(computer systems and services)

OFFICERS

ROBERT W. ARCHER
Senior Vice President-Sales

RICHARD F. ATKINSON
Senior Vice President-Operations

RUSSELL J. BONAGUIDI
Vice President-Controller

THOMAS W. CLARKE
Vice President-Network
Services Operations

CHRISTINE A. EDWARDS
General Counsel and Secretary

ROBERT J. FERKENHOFF
Vice President and
Chief Information Officer

THOMAS M. GOLDSTEIN
Vice President-Finance

BIRENDRA KUMAR
Treasurer

LARRY H. MYATT
Vice President-Marketing
and Administration

RUTH M. O'BRIEN
Vice President-TeleServices

DAVID J. PETERSON
Vice President-Network Services
and Corporate Development

THOMAS C. SCHNEIDER
Chief Financial Officer

SERGE J. UCCETTA
Vice President-Card Services

MARY ANN WARNIMENT
Vice President-Electronic
Information Services

ROBERT L. WIESENECK
President and Chief Executive Officer

CORPORATE INFORMATION



SPS TRANSACTION SERVICES, INC.
2500 Lake Cook Road
Riverwoods, Illinois 60015




OPERATIONS CENTERS
Gray, Tennessee
Sioux Falls, South Dakota
Layton, Utah


WORLD WIDE WEB ADDRESS
http://www.spspay.com


EMPLOYEES
3,881 full-time equivalent employees;
612 salaried and 3,269 hourly


FORM 10-K AND INVESTOR INFORMATION
Copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained from the Company's Investor Relations Department, (847) 405-3400.


ANNUAL MEETING
The 1997 annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, April 29 at the Chicago Botanic Garden, Education Center, 1000 Lake Cook Road, Glencoe, Illinois.


COMMON STOCK
The Company's common stock is listed on the New York Stock Exchange under the trading symbol "PAY."


STOCKHOLDER SERVICES
For stockholder address changes and inquiries regarding stockholder accounts and stock transfers, contact the Stockholder Records/Transfer Agent:

First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 446-2617

Those forwarding stock certificates are advised to use registered mail.


CAUTIONARY STATEMENT
Except for historical information, the statements made and information provided in this report are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Risks and uncertainties that could cause results to differ materially from those forward-looking statements are contained in the company's SEC filings.

SPS TRANSACTION SERVICES, INC.
2500 Lake Cook Road
Riverwoods, Illinois 60015