Form 10-K, Exhibit 13
period 1997-12-31
SPS TRANSACTION SERVICES INC
filed 1998-03-31
CIK 882741

Exhibit 13






                                 CLIENTACTIVE











                       [SPS Transaction Services Logo]


                        SPS Transaction services, inc.
                              1997 annual report





SPS Transaction Services, Inc. (NYSE:PAY) is a leading provider of technology-based outsourcing services. Principal businesses include electronic processing of non-cash transactions, consumer private label credit card program administration, commercial accounts receivable processing and call center teleservices such as technical help-desk support. The company operates its businesses primarily through two wholly owned subsidiaries, SPS Payment Systems, Inc. and Hurley State Bank. SPS is an indirect, 73.5 percent-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.








     CONTENTS
2    SPS At-a-Glance
4    Letter to Stockholders
7    Being Clientactive
16   Management's Discussion and Analysis
26   Financial Statements
30   Notes to Financial Statements
42   Responsibility for Financial Statements and Independent Auditors' Report
43   5-Year Selected Financial Data
44   Board of Directors and Officers






                             Financial Highlights
                     In thousands, except per share data



                                                                  1997            1996   % Change
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net operating revenues                                      $  346,885      $  320,920       8.1
---------------------------------------------------------------------------------------------------
Net income                                                      38,500          23,246      65.6
---------------------------------------------------------------------------------------------------
Basic earnings per common share                                   1.41            0.86      64.0
---------------------------------------------------------------------------------------------------
Diluted earnings per common share                                 1.41            0.85      65.9
---------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total credit card loans                                     $1,295,787      $1,637,507     (20.9)
---------------------------------------------------------------------------------------------------
Total assets                                                 1,512,403       1,760,785     (14.1)
---------------------------------------------------------------------------------------------------
Deposits                                                       510,294         463,435      10.1
---------------------------------------------------------------------------------------------------
Due to affiliates                                              639,066         982,547     (35.0)
---------------------------------------------------------------------------------------------------
Stockholders' equity                                           263,035         224,392      17.2
---------------------------------------------------------------------------------------------------
Return on average stockholders' equity                            15.8%           11.0%
---------------------------------------------------------------------------------------------------

OPERATING DATA
Electronic point-of-sale transactions processed                451,444         424,069       6.5
---------------------------------------------------------------------------------------------------
TeleServices: service minutes processed                         57,039          48,484      17.6
              customer contacts processed                        9,298           9,745      (4.6)
---------------------------------------------------------------------------------------------------
Active consumer private label accounts at year-end               3,080           3,466     (11.1)
---------------------------------------------------------------------------------------------------
Active commercial accounts at year-end                             979             898       9.0
---------------------------------------------------------------------------------------------------

SUPPLEMENTAL DATA
Total loans*                                                $1,875,787      $2,217,507     (15.4)
---------------------------------------------------------------------------------------------------

*Total loans represents both owned and securitized credit card loans.


                Net Operating Revenues, dollars in millions

           1993       205.5
           1994       245.8
           1995       312.0
           1996       320.9
           1997       346.9

                Net Income, dollars in millions

           1993           30.6
           1994           37.7
           1995           43.5
           1996           23.2
           1997           38.5





                                                SPS TRANSACTION SERVICES, INC. 1



LINES OF BUSINESS

NETWORK TRANSACTION SERVICES

SPS provides a wide variety of clients with electronic point-of-sale processing for non-cash transactions including credit and debit cards, check verification and check guarantee. Sales data is routed via our proprietary software and network to the card issuer for authorization. Services include sales data capture, data transport and file delivery for payment settlement.


CONSUMER CREDIT CARD SERVICES

SPS manages private label credit card programs for merchants and service providers. Services include new account processing, credit approval, printing and mailing monthly statements, cardholder customer service, processing remittance checks and collecting past due accounts. Based on a client's business requirements, SPS may also act as an issuer and own the credit card loans outstanding through our subsidiary, Hurley State Bank.


OUTLOOK AND STRATEGY

The use of electronic forms of payment continues to increase, but the   market
place is very competitive. While we view Network Transaction Services as a mature business, we believe there is profitable growth potential in our core petroleum segment as well as in specialized niche markets where our customized, value-added services are most competitive. These niche markets include transportation, parking, commercial fleet fueling and processing for Internet-based credit payment transactions. We will also look for opportunities to partner with other software and service providers to broaden our offerings.

Retailers are using consumer private label credit as a marketing and sales tool, not just a payment option. Together with our clients, SPS will use data
warehousing and analysis to create targeted offerings   and promotional credit
plans to stimulate credit sales and promote customer loyalty. This partnership strategy will also help to increase our active accounts and receivables. We are planning for growth in this business to come from a mix of current portfolios and new start-up programs


OPERATING DATA

        Electronic Point-of-Sale
        Transaction Processed, in millions

         1993        303.0
         1994        329.0
         1995        378.5
         1996        424.1
         1997        451.4


        Credit Card Loans, dollars in millions

                  Securitized   Total loans
                  Loans         (both owned and securitized loans)
         1993     430.0         676.7
         1994     430.0         1109.9
         1995     609.2         2230.0
         1996     580.0         2217.5
         1997     580.0         1875.8

        Atctive Consumer
        Credit Card Account
        at Year-End*, in millions(includes both managed and owned accounts.)

         1993        2.8
         1994        3.3
         1995        3.7
         1996        3.5
         1997        3.1





2  SPS TRANSACTION SERVICES, INC.




COMMERCIAL ACCOUNTS PROCESSING

SPS offers a billing and accounts receivable management system for clients with business customers. Our flexible, fee-based services include new account processing with electronic access to business credit information sources, and our systems allow for customization according to client needs. We offer monthly revolving accounts or invoice-based billing.




Outsourcing accounts receivable is gaining acceptance with many credit professionals, especially for downsized departments or those with capital restraints. We have targeted the printing, office supplies and building supply industries, where we have broad experience. All of these industries have high transaction volumes and can benefit greatly by outsourcing and from electronic processing.


        Active Commercial
        Account At Year-End, in thousands

        1993        395
        1994        546
        1995        676
        1996        898
        1997        979



TELESERVICES

SPS applies customer service skills and advanced call center technology to provide customized inbound customer support solutions. Highly trained SPS service representatives act as extended staff and help support our clients' businesses. Services include on-line technical help-desk support where customer contact can be via the telephone or Internet/e-mail. We also perform catalog order-entry and handle a variety of product, billing and service inquiries.

Outsourcing call center activities is recognized as an efficient means of minimizing costs related to staffing and capital investments. Our TeleServices business is focusing its sales efforts on marketing its strong technical support services to hardware and software providers. Our extensive training programs are a proven competitive advantage. We are also investing in technology upgrades to reduce expenses, improve customer services and maximize revenues.


        TeleServices
        Customer Contacts, in millions

        1993        4.4
        1994        7.5
        1995        8.5
        1996        9.7
        1997        9.3


        TeleServices
        Service Minutes, in millions

        1993        N/A
        1994        N/A
        1995        43.5
        1996        48.5
        1997        57.0




                                              SPS TRANSACTION SERVICES, INC.  3




                            Letter to Stockholders

1997 was a very good year, with profits up significantly despite a difficult credit environment. We earned $38.5 million on a record $346.9 million in net operating revenues. Our strategy was highly focused, implementing measures to improve the profitability of our asset-based consumer credit card business while emphasizing revenue growth in our fee-based businesses.


           BUSINESS REVIEW The increase in our 1997 net income reflects the results of initiatives designed to improve the profitability of our CONSUMER CREDIT CARD SERVICES business. As anticipated, the changes we made and the programs we put into place contributed to a decline in our receivables balance as well as the number of active consumer accounts. However, we believe the result was a more profitable portfolio.
           We have stepped up the level of target marketing to our owned private label accounts in order to help our clients increase their sales and thereby increase our receivables balance. We have also expanded our services to include bankcard processing for our affiliate, NOVUS Services, Inc. We are confident in the strength of our Consumer Credit Card Services business and are optimistic about its long-term prospects.
           We were also very pleased with the performance of our fee-based businesses. NETWORK TRANSACTION SERVICES added a number of mid-size petroleum clients and completed enhancements to FleetshareSM, our commercial fleet fueling system, which allow us to offer petroleum marketers more features and reporting capabilities. After successful testing, we have begun the migration of clients who were using leased-line technology for high transaction volume to a more efficient satellite service. We also began development of an extensive system upgrade project designed to improve the flexibility and feature richness of our network service. And recently, our point-of-sale Terminal Preparation Facility in Gray, Tenn., received ISO 9002 quality certification from the International Organization of Standardization.
           We will continue to pursue our core petroleum market as well as niche markets, such as transportation and parking, where we can provide our clients with customized, value-added transaction services.
           Our core office supply superstore clients drove the growth in our COMMERCIAL ACCOUNTS PROCESSING business. The number of active commercial accounts increased nine percent in 1997. In the third quarter, we completed development and testing of a new and more efficient operating system for our commercial revolving accounts and recently completed conversion of our major clients to the new system. This year,


4  SPS TRANSACTION SERVICES, INC



[PHOTO OF ROBERT L. WIESENECK                  [PHOTO OF THOMAS C. SCHNEIDER
President and Chief Executive Officer]         Chairman of the Board]


        we plan to implement new credit marketing programs to help our clients with independent dealer networks increase their sales and expand their customer base.
           In TELESERVICES, we signed an agreement to support IBM Global Services, a major Internet Service Provider, which contributed to an increase in the number of technical help-desk calls. During the year we were honored to receive an Award for Call Center Excellence (ACCE), and a STAR Award for "High Call Volume" from the Software Support Professionals Association. In October, we opened a fourth operations/call center in Asheville, N.C., that is specifically designed to support our expanding TeleServices business. Asheville is operating as a satellite of our nearby Gray, Tenn., center in order to leverage a number of staff and technical support activities.
           We continued to nurture our emerging businesses. Responding to the changes in the health care environment, both MedCash Health Systems, our joint venture, and Med-Link Technologies, our subsidiary, have refined their target markets and product mix.
        Our subsidiary, Ruf Corporation, an innovator in marketing research and decision support database programs, added new strategic re-seller relationships to enhance coverage in its target markets. We have also implemented our first card-based preferred customer loyalty program for a chain of specialty stores and are enthusiastic about the potential of our new Electronic Relationship Marketing(SM) services.

        MANAGEMENT UPDATE Last April, Thomas C. Schneider was elected Chairman of the Board of Directors. He succeeds Philip J. Purcell, Chairman and CEO of our majority owner, Morgan Stanley, Dean Witter, Discover & Co. Mr. Purcell has remained on our Board.


                                                SPS TRANSACTION SERVICES, INC. 5




           We also made some organizational changes resulting in an expanded matrix business structure that better defines accountability and places increased emphasis on marketing and new business development.

        YEAR 2000 PROJECT SPS has established a firm-wide initiative to address and resolve the system/applications tasks associated with the approach of the new millennium. We are committed to providing our clients and their customers with uninterrupted services. Our goal is to complete code correction and testing of all critical systems that will be in use on January 1, 2000 by the end of 1998. These efforts will not result in any significant increase in total systems expenses in 1998.

        INDUSTRY AND MARKET TRENDS The credit industry is still in the midst of dealing with significant credit quality issues. We will continue to analyze cardholder behavior and closely monitor delinquency and bankruptcy rates.
           We believe that several market trends will likely have a favorable impact on our business services in 1998: the use of credit and debit cards as an alternative to cash continues to increase; businesses are outsourcing operating activities to help reduce fixed expenses; and data mining and target marketing strategies are being used to make more efficient use of marketing dollars.

        LOOKING FORWARD Our key corporate initiative is to strengthen top-line growth in revenues while maintaining bottom-line growth in net income. We've coined the word "Clientactive" to describe our strategy. It's based on the belief that the best way to grow our business is to help our clients grow theirs. Our 1998 business plan addresses the dynamics of each of our business services with this goal in mind. We plan to increase our marketing focus with a goal of expanding our businesses and enhancing our client relationships. Plans include providing integrated solutions and cross-selling products to increase the level of our services to our current clients. As always, we plan to maintain firm control of our operating expenses.
           We are backed by an exemplary team of professionals and a growing list of client and vendor "partners," and we are confident about 1998 and beyond. Thank you for your continued support.


        Sincerely,

        /s/ Robert L. Wieseneck             /s/ Thomas C. Schneider

        ROBERT L. WIESENECK                 THOMAS C. SCHNEIDER
        President and                       Chairman of the Board
        Chief Executive Officer



6  SPS TRANSACTION SERVICES, INC




                At SPS, the key to our current and future performance is in the dedication to our clients' success that every associate shares. It's an attitude we call


                                 CLIENTACTIVE


                Being Clientactive means being Active, Proactive, Interactive and Intraactive in serving our clients and their customers every single day. At the heart of the Clientactive philosophy is our belief that the best way to grow our business is to help our clients grow theirs.


                                              SPS TRANSACTION SERVICES, INC. 7






                            [TERESSA MURPHY PHOTO]


                                TERESSA MURPHY,
                                V.P., IBM Global Services

                                "We've been consistently
                                pleased with SPS' flexibility
                                and the high level of support
                                they provide to meet our
                                customers' diverse needs."












8 SPS TRANSACTION SERVICES, INC.



                                 Clientactive

Being Clientactive is being actively focused on our clients and their customers. Responsiveness is a critical ingredient. At SPS, everyone knows that the quality of their individual performance affects the quality of every service we provide

                IBM GLOBAL SERVICES, a major Internet Service Provider, relies on SPS to provide its business and institutional contract subscribers with teleservices such as technical help-desk support and assistance with billing inquiries. We also provide enrollment and customer service for consumer subscribers. Our flexibility and consistent level of service help IBM to take on new customers and grow its business. IBM can be confident in the knowledge that we can tailor our services to support its customers' needs.


                                    ACTIVE

                   In managing The Goodyear Card program, SPS
                must meet the needs of THE GOODYEAR TIRE & RUBBER COMPANY dealers. In 1997, the SPS Goodyear team created "Act Now," a very successful cardholder activation program where customers were given a rebate on their credit card accounts. The team also developed "Round Up," an employee incentive program to open new Goodyear Card accounts. SPS and Goodyear recently launched "The Open Road," a yearlong campaign designed to increase dealer sales and profits while promoting customer loyalty through credit marketing.


                                              SPS TRANSACTION SERVICES, INC. 9









MARIE BURRIS,
Director of Credit Sales
and Cash Management,
Catherines Stores
Corporation


"SPS came to us with
the idea for a different
kind of marketing
program. Together we
made it happen. The
result both stimulated
sales and made our
associates and credit
customers proud
to contribute to a
worthy cause."

[MARIE BURRIS PHOTO]






                                 Clientactive

Being Clientactive is being proactive. SPS associates work to understand not just our clients' needs, but also those of our clients' customers. That way, we can anticipate their needs and use our expertise and technology to develop more effective products and services.

                                  PROACTIVE

                SPS suggested using a cause-related marketing strategy to increase customer loyalty within CATHERINES STORES CORPORATION'S four store divisions. Other program goals included enhancing Catherines' corporate image, increasing credit sales and strengthening cardholder relationships. Both Catherines and SPS contributed a portion of credit sales dollars to St. Jude Children's Research Hospital and the Susan G. Komen Breast Cancer Foundation. SPS is also enhancing software to support Catherines' Customer Bonus Points Program.
                   SPS further developed FACET,SM a relational
                database management system, to analyze cardholder
                purchasing patterns. We use the information to create tailored card activation promotions and sales incentives for our clients. For example, a new preferred customer event developed for THE BOMBAY COMPANY resulted in a substantial increase in credit sales. SPS also tested specially designed offers for STAPLES in a customer retention program, and a direct mail campaign for UNITED AIRLINES that received an unusually high response.


                                               SPS TRANSACTION SERVICES, INC. 11







                           [DAVID EDMONDSON PHOTO]

                           DAVE EDMONDSON,
                           Sr. V.P. Marketing,
                           RadioShack
                           "Working together
                           toward the combined
                           goals of improving
                           sales and portfolio
                           profitability, we rein-
                           vented and reinvigor-
                           ated our private label
                           credit card





                                    INTER









12 SPS TRANSACTION SERVICES, INC.


                                 Clientactive

Being Clientactive is being interactive. At SPS that means ongoing client communication and collaboration. Client participation results in Clientactive solutions and in stronger "partner" relationships.

                The RADIOSHACK AnswersPlus(R) card program is an important part of RadioShack's competitive sales strategy. Last year, SPS teamed with RadioShack to reposition and rename its private label credit card program in support of its Answers(R) brand. The launch of the new card was planned to coincide with the roll-out of the new Sprint Stores at RadioShack. New card benefits provide additional value to AnswersPlus cardholders. The card has become a vital long-term element in building both brand and customer relationships.


                                    ACTIVE


                   SPS' interaction with clients is not just project-
                based. Last fall, SPS hosted its fifth annual
                PETROLEUM INDUSTRY FORUM, creating an opportunity for petroleum/convenience store marketers and industry experts to discuss payment trends, data communications, quick-serve restaurants, fleet fueling and customer loyalty. A similar CREDIT MARKETING CONFERENCE helped clients explore strategies for dealing with the rapidly changing retail and commercial environments.

                                               SPS TRANSACTION SERVICES, INC. 13





                                    INTRA

JOHN KEETER,
Director of Information
Services, A.T. Williams
Oil Company (Wilco*)
"SPS incorporated
our needs in the
development of its
new commercial fleet
fueling program,
Fleetshare. Now we
can offer our Wilco
customers much more
than we could with
our own system."

[JOHN KEETER PHOTO]







14  SPS TRANSACTION SERVICES, INC



                                 Clientactive

Being Clientactive is being intraactive. It's a word we coined at SPS that means client-focused teamwork. Teamwork is the way we leverage our most powerful asset - our people.

                                    ACTIVE


                Last year, an SPS cross-functional team conducted a thorough analysis of our commercial fleet fueling program, Fleetshare. We reviewed its features and services from the perspective of both our clients and their customers. We examined how its features compared to competitive programs. We also reviewed the supporting systems to maximize efficiencies, allowing us to better control expenses and offer value-added services at very competitive prices. Our team approach to the analysis included input from current clients and incorporated ideas from A.T. WILLIAMS OIL COMPANY (Wilco), then a prospective client. This collaboration and subsequent testing resulted in new systems and reports, including more comprehensive information about purchases, the ability to print individualized company logos on reports and a computerized solution to handle tax-exempt fleets. Our newly enhanced Fleetshare program allows our clients greater flexibility in marketing fueling programs and provides better control of purchases and expenses for their fleets. In the future, the team plans to add features that improve security and prevent fraud.

                                               SPS TRANSACTION SERVICES, INC. 15



OVERVIEW

The Company's net operating revenues consist of processing and services revenues, merchant discount revenue and net credit income, which are derived as a result of its four principal business services: TeleServices, Network Transaction Services, Commercial Accounts Processing and Consumer Credit Card Services.
     Processing and service revenues consist of four components (as described below): Transaction processing services, Managed programs, HSB programs and Servicing fees on securitized loans.
     Transaction processing services include revenues received as a result of TeleServices call center processing and Network Transaction Services such as electronic transaction processing, the sale and servicing of point-of-sale terminals, and a System Access Agreement with NOVUS Services, Inc., an affiliated company. Revenues from TeleServices typically are based upon the length of service minutes and type of customer contacts processed through activities such as technical help-desk inquiries, customer billing inquiries and catalog order processing. In recent years there has been a shift in pricing away from customer contacts toward service minutes as the principal underlying driver of revenues in TeleServices. Revenues from electronic transaction processing typically are based on the number of electronic point-of-sale transactions processed rather than the dollar transaction amount.
     Managed programs include revenues received as a result of Commercial Accounts Processing and those Consumer Credit Card Services which the Company administers, but for which it does not act as the card issuer or own the credit card loans. Managed program revenues are derived from fees based on the volume of the services provided and on services provided in the administration of credit life insurance programs.
     HSB programs primarily consist of late fee revenues assessed on those Consumer Credit Card Services accounts for which the Company issues the credit card on behalf of the client and ownes the credit card loans that are generated through the use of the card.
     Servicing fees on securitized loans are revenues derived from credit card loansthat have been sold to investors through asset securitizations. Such revenues are the result of the fees earned for servicing the underlying credit card accounts. Loan securitizations have the effect of converting portions of net credit income, merchant discount revenue and credit card fees to a component of processing and service revenues for the credit card accounts that are securitized.
     Merchant discount revenue is derived from the Company's owned Consumer Credit Services, portions of which are deferred and accreted to interest revenue. Generally, credit card sales are subject to a discount charged to the merchant based upon contractual percentages. This percentage varies by portfolio and by the type of credit plan offered. The recognition of merchant discount revenue on longer term promotional payment plans is further discussed in Note 2 ("Summary of Significant Accounting Policies") to the consolidated financial statements.
     Interest revenue represents finance charges derived from owned Consumer Credit Card Services, investment interest and the accretion of certain deferred merchant discount revenue. Net credit income is calculated by subtracting interest expense and the provision for loan losses from interest revenue.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the percentage relationship that certain statement of income items bear to net operating revenues and the period-to-period percentage dollar increase or decrease in each item.


                                                     Period-to-Period Change
Year ended December 31,          1997   1996   1995   1996-1997  1995-1996
===========================================================================
NET OPERATING REVENUES
Processing and service revenues  80.6%   86.2%  74.4%    1.0%      19.2%
Merchant discount revenue         4.4    10.7   15.9   (55.2)      (31.1)
Net credit income                15.0     3.1    9.7   419.7       (66.9)
-----------------------------------------------------
                                100.0   100.0  100.0     8.1         2.9

OPERATING EXPENSES
Salaries and employee benefits   32.2    30.3   28.1    15.1        10.7
Processing and service expenses  28.4    33.8   29.0    (9.1)       19.9
Other expenses                   21.4    24.2   20.4    (4.6)       22.2
=====================================================
                                 82.0    88.3   77.5     0.4        17.2

Income before income taxes       18.0    11.7   22.5    66.2       (46.5)
Income tax expense                6.9     4.5    8.6    67.1       (46.5)
=====================================================
Net income                       11.1%    7.2%  13.9%   65.6%      (46.5)%
=====================================================



16 SPS TRANSACTION SERVICES, INC.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



1997 COMPARED TO 1996
The Company's net income for 1997 was $38.5 million, a 65.6% increase from $23.2 million in 1996. Basic earnings per common share was $1.41 for 1997, compared to $0.86 for 1996. Diluted earnings per common share was $1.41 for 1997, compared to $0.85 for 1996.
     The growth in earnings is primarily attributable to a higher yield on the Company's owned consumer private label credit card portfolios and a decrease in the provision for loan losses expense, partially offset by lower merchant discount revenue.

NET OPERATING REVENUES For 1997, net operating revenues were $346.9 million, an increase of 8.1% over 1996. The increase in net operating revenues resulted primarily from increases in net credit income and transaction processing services, offset primarily by a decrease in merchant discount revenue and servicing fees on securitized loans.
     Processing and service revenues were $279.5 million for 1997, compared to $276.7 million for 1996. Processing and service revenues, representing 80.6% and 86.2% of net operating revenues for 1997 and 1996, respectively, consisted of the following:



In thousands, Year ended December 31,                 1997      1996
--------------------------------------------------------------------
Transaction processing services                   $ 97,817  $ 87,758
Managed programs                                    88,705    88,598
HSB programs                                        50,674    51,744
Servicing fees on securitized loans                 42,317    48,645
--------------------------------------------------------------------
Processing and service revenues                   $279,513  $276,745
====================================================================


     The increase in revenues from transaction processing services resulted from a higher volume of TeleServices service minutes processed and Network Transaction Services point-of-sale transactions processed. The number of TeleServices service minutes processed totaled 57.0 million in 1997 compared to
48.5 million in 1996. The number of TeleServices customer contacts processed totaled 9.3 million in 1997 compared to 9.7 million in 1996. The number of electronic point-of-sale transactions processed totaled 451.4 million, up 6.5% from 424.1 million in 1996. Revenue per point-of-sale transaction was 8.7c. for 1997 and 8.6c. for 1996.
     The increase in revenues from managed programs resulted primarily from an increase in the volume of Commercial Accounts Processing services provided, offset by a decline in credit life insurance program revenues attributable to the decline in credit card loans outstanding and a lower number of cardholders enrolled in the program. The decrease in revenues from HSB programs was due to a decrease in late fee revenue resulting primarily from a lower number of delinquent accounts. The decrease in delinquent accounts was attributable to the paydown of certain portfolios and the Company's portfolio improvement programs, designed to limit the Company's exposure to higher risk accounts. The Company had 3.1 million active consumer private label accounts, both owned and managed, at December 31, 1997, compared with 3.5 million accounts at December 31, 1996. Active commercial accounts grew 9.0% to 979,000 at December 31, 1997, compared to 898,000 at December 31, 1996.
     The decrease in servicing fees on securitized loans was due primarily to a higher rate of credit losses on securitized loans.
     Merchant discount revenue decreased 55.2% to $15.3 million in 1997. The decrease in merchant discount revenue resulted from decreased sales activity related to the decline in credit card loans. Merchant discount revenue was 4.4% and 10.7% of net operating revenues for 1997 and 1996, respectively.
     Net credit income increased $42.1 million to $52.1 million in 1997 resulting from a $23.3 million increase in net interest income plus an $18.8 million decrease in provision for loan losses expense. The increase in interest revenue resulted from an increase in the yield on credit card loans (due in part to performance-based pricing initiatives implemented in 1996) and from the accretion of $16.7 million of deferred merchant discount revenues into interest income during 1997 related to interest-deferred promotional payment plans. These factors were partially offset by higher charge-offs of interest revenue and lower average credit card loans outstanding. The decrease in interest expense was due to a decrease in average borrowings reflective of the decline in average credit card loans, partially offset by a 22 basis point increase in average interest rates on borrowings. The decrease in provision for loan losses is attributable to a decrease in credit card loans and a charge to provision expense in 1996 that increased the allowance for loan losses rate to provide for continued high rates of delinquencies and bankruptcies (see "Asset Quality" caption). These factors were partially offset by an increase in the net charge-off rate, coupled with increased charge-offs.
     The decline in credit card loans is related to certain portfolios that are in paydown, such as the Incredible Universe and McDuff portfolios, affected by Tandy Corporation's decision to close its Incredible Universe and McDuff stores beginning in the first quarter of 1997, and to the Company's portfolio improvement programs designed to limit the Company's exposure to higher risk accounts. Net charge-offs as a percentage of average credit card loans on an owned basis increased to 9.4% for 1997 from 7.8% for 1996. The industry-wide trend of increasing charge-off rates, which the Company believes is related to increased consumer debt levels and bankruptcy rates, contributed to the increase in the Company's charge-off rate. The Company believes that this industry-wide trend may continue in 1998. In addition, the Company's lower average credit card loans outstanding in 1997 also contributed to the increase in the charge-off percentage.





                                             SPS TRANSACTION SERVICES, INC.  17



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     In 1996, the Company took corrective measures to reduce future charge-offs as discussed on Page 19 under the "1996 Compared to 1995" caption. In 1997, the Company intensified these efforts and continued to implement measures designed to improve the credit quality of both new and existing credit card accounts.
     The Company's expectations about future charge-off rates and portfolio behaviors are subject to uncertainties that could cause actual results to differ materially from the Company's expectations, as described above. Factors that influence the level and direction of credit card loan delinquencies and charge-offs include changes in consumer spending and loan payment patterns, bankruptcy trends, the seasoning of the Company's loan portfolio, interest rate movements and their impact on consumer behavior, and the rate and magnitude of changes in the Company's credit card loan portfolio, including the overall mix of accounts, products and loan balances within the portfolio.

OPERATING EXPENSES For 1997, total operating expenses were $284.6 million compared to $283.4 million in 1996. Total operating expenses as a percentage of net operating revenues declined to 82.0% in 1997, from 88.3% in 1996.

Salaries and Employee Benefits - In 1997, salaries and employee benefits totaled $111.8 million, an increase of 15.1% from $97.1 million in 1996. The increase in salaries and employee benefits was attributable to increased collection efforts, higher TeleServices call volumes and increased benefits expenses.

Processing and Service Expenses - Processing and service expenses include data processing, communications and account processing expenses, which are influenced, in part, by changes in transaction volume. Such expenses decreased 9.1% to $98.6 million for 1997. The decrease in processing and service expenses resulted from a decrease in credit life insurance expenses, an adjustment resulting from the sale of Morgan Stanley, Dean Witter, Discover & Co.'s ("MSDWD") indirect interest in one of the Company's transaction processing vendors and a lower volume of private label transactions processed. Processing and service expenses as a percentage of net operating revenues decreased to 28.4% for 1997, compared to 33.8% for 1996.

Other Expenses - Other expenses include expenses relating to business development, merchant marketing, occupancy, advertising and promotion, cost of terminals sold, credit card fraud and other miscellaneous employee and administrative expenses. Other expenses totaled $74.2 million and $77.8 million for 1997 and 1996, respectively. The decrease in other expenses of 4.6% resulted from decreased merchant marketing incentives expense, an adjustment resulting from the sale of MSDWD's indirect interest in one of the Company's transaction processing vendors and decreased fraud losses resulting from early fraud detection initiatives coupled with a lower incidence of fraudulent transactions. These expense decreases were partially offset by increased outside collection agency, legal fee, occupancy and administrative expenses. Other expenses were 21.4% and 24.2% of net operating revenues for 1997 and 1996, respectively.


1996 COMPARED TO 1995
The Company's net income for 1996 was $23.2 million, a 46.5% decrease from $43.5 million in 1995. Basic earnings per common share was $0.86 for 1996, compared to $1.60 for 1995. Diluted earnings per common share was $0.85 for 1996, compared to $1.59 for 1995.
     The decline in earnings is primarily attributable to an increase in charge-offs and the loan loss allowance rate in the Company's consumer private label credit card portfolios related to an industry-wide deterioration in consumer credit quality and merchant discount issues related to promotional payment plans.

NET OPERATING REVENUES For 1996, net operating revenues were $320.9 million, an increase of 2.9% over 1995. The increase in net operating revenues resulted primarily from increases in net interest income and processing and service revenues, offset by a decrease in merchant discount revenue and an increase in provision for loan losses expense. The increase in provision for loan losses expense was the result of increased net charge-offs and an increase in the loan allowance rate.
     Processing and service revenues increased 19.2% to $276.7 million for 1996, compared to $232.1 million for 1995. Processing and service revenues, representing 86.2% and 74.4% of net operating revenues for 1996 and 1995, respectively, consisted of the following:



In thousands, Year ended December 31,                 1996      1995
--------------------------------------------------------------------
Transaction processing services                   $ 87,758  $ 79,192
Managed programs                                    88,598    75,526
HSB programs                                        51,744    25,566
Servicing fees on securitized loans                 48,645    51,836
--------------------------------------------------------------------
Processing and service revenues                   $276,745  $232,120
====================================================================





18 SPS TRANSACTION SERVICES, INC.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The increase in revenues from transaction processing services resulted from a higher volume of Network Transaction Services point-of-sale transactions processed and increased revenues from TeleServices. The number of electronic point-of-sale transactions processed totaled 424.1 million, up 12.0% from 378.5 million in 1995. Revenue per point-of-sale transaction decreased to 8.6c. in 1996 from 8.8c. in 1995. The number of TeleServices service minutes processed totaled 48.5 million, up 11.4% from 43.5 million in 1995. The number of TeleServices customer contacts processed totaled 9.7 million, up 14.6% from 8.5 million in 1995.
     The increase in revenues from managed programs resulted primarily from an increase in credit life insurance program revenues, and an increase in the volume of commercial accounts processed and consumer credit card services provided. The increase in revenues from HSB programs resulted from an increase in late fee revenue resulting from a higher level of credit card loan delinquencies, coupled with changes in late fee terms initiated during the year. The conversion of the RadioShack and Tandy Name Brand credit card portfolios from managed to owned programs in March 1995 had additional impact on the comparison. The Company had 3.5 million active consumer private label accounts, both owned and managed, at December 31, 1996, compared with 3.7 million accounts at December 31, 1995. Active commercial accounts grew 32.8% to 898,000 at December 31, 1996, compared to 676,000 at December 31, 1995.
     The decrease in servicing fees on securitized loans was due primarily to a higher rate of credit losses on securitized loans.
     Merchant discount revenue decreased 31.1% to $34.2 million in 1996. The decrease in merchant discount revenue resulted from the deferral of merchant discount revenues related to promotional payment plans and from a significant shift in promotional payment plans, for certain merchant clients, from longer-term plans with higher discount rates to shorter-term plans with lower discount rates. Merchant discount revenue was 10.7% and 15.9% of net operating revenues for 1996 and 1995, respectively.
     Due to changes in clients' marketing strategies, the Company reevaluated and changed its estimate of the recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate resulted in the deferral of $9.3 million of fourth quarter merchant discount revenues into 1997 to be accreted as interest income over the life of the promotional payment plan. Management believes this change will provide for a better matching of the revenues with the expenses and earning assets associated with such promotional payment plans.
     Net credit income decreased 66.9% to $10.0 million in 1996 resulting from a $70.6 million increase in provision for loan losses expense partially offset by a $50.3 million increase in net interest income. The increase in interest revenue of $64.1 million resulted from an increase in average credit card loans outstanding and changes in terms initiated during the year. The increase in interest expense of $13.8 million was due to an increase in average borrowings to finance the growth in average credit card loans, partially offset by lower interest rates on borrowings. The increase in the provision for loan losses is attributable to an increase in the net charge-off rate, coupled with increased charge-offs associated with growth in average credit card loans outstanding and an increase in the loan loss allowance rate to provide for continued high rates of delinquencies and bankruptcies. The industry-wide trend of increasing charge-off rates contributed to the increase in the Company's charge-off rate. Throughout 1996, the Company took corrective measures to reduce future charge-offs by implementing portfolio improvement programs that analyze credit risk and credit behavior scores for existing accounts, taking into consideration cardholders' current financial condition; re-scoring existing accounts and reducing credit lines or closing accounts as appropriate; accelerating the development schedule for new credit scoring models; and increasing collection efforts by adding collectors, expanding call hours and identifying high-risk accounts to accelerate contacts. To help mitigate the impact of higher charge-offs, the Company also instituted changes in cardholder terms and has implemented certain client pricing revisions, including those for promotional programs.

OPERATING EXPENSES For 1996, total operating expenses of $283.4 million increased 17.2% over 1995. Total operating expenses as a percentage of net operating revenues rose to 88.3% in 1996, compared to 77.5% in 1995.

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

Processing and Service Expenses - Processing and service expenses include data processing, communications and account processing expenses, which are influenced, in part, by changes in transaction volume. Such expenses rose 19.9% for 1996 to $108.5 million. The increase in processing and service expenses resulted from the increased volume of transactions processed and private label services provided. In addition, ongoing processing and service expenses associated with the integration of the RadioShack and Tandy Name Brand credit card portfolios purchased in March 1995 affected comparability. Processing and service expenses as a percentage of net operating revenues increased to 33.8% for 1996, compared to 29.0% for 1995.

                                              SPS TRANSACTION SERVICES, INC. 19






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


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


SUPPLEMENTAL INFORMATION
COMPONENTS OF SERVICING FEES ON SECURITIZED LOANS



In thousands, Year ended December 31,                 1997         1996       1995
----------------------------------------------------------------------------------
Processing and service revenues                 $   14,620   $   14,053  $  12,610
Merchant discount revenue                            4,169        4,779          -
Interest revenue                                   106,732      104,587    107,584
Interest expense                                   (33,486)     (33,121)   (35,726)
Provision for loan losses                          (49,718)     (41,653)   (32,632)
----------------------------------------------------------------------------------
Servicing fees on securitized loans             $   42,317   $   48,645  $  51,836
==================================================================================



ASSET QUALITY
The table below sets forth credit card loan delinquency information with supplemental total loan information regarding the Company's credit card loan portfolio. The amount of non-accruing or restructured loans for the periods presented are not material. The Company has no foreign loans. Owned credit card loans decreased $341.7 million to $1.3 billion at December 31, 1997. The Company's loan delinquencies tend to fluctuate based upon the maturity of the credit card portfolio, changes in economic conditions that vary throughout the year due to seasonal consumer spending and payment patterns, and due to levels of accounts securitized. The Company believes the increase in loan delinquency rates experienced throughout the industry contributed to the increase in the Company's loan delinquency rates in 1997 and 1996.


SUMMARY OF LOAN LOSS EXPERIENCE
The Company's policy is to establish an allowance for loan losses that reflects its estimate of losses on existing credit card loans that may become uncollectible. The allowance for loan losses is regularly evaluated by management for adequacy on a portfolio by portfolio basis. For a description of the factors considered when determining the allowance for loan losses, see Note 2 ("Summary of Significant Accounting Policies") to the consolidated financial statements.
     The table below presents certain information regarding the Company's allowance for loan losses with supplemental total loan information. For a table that summarizes the activities affecting the allowance for loan losses, see
Note 3 ("Credit Card Loans and Allowance for Loan Losses") to the consolidated financial statements.
     The provision for loan losses for 1997 decreased to $118.4 million primarily due to the decrease in the amount of credit card loans outstanding and a charge to provision expense in 1996 that increased the allowance for loan losses rate to provide for continued high rates of delinquencies and bankruptcies. The decrease in provision for loan losses was partially offset by an increase in the net charge-off rate, coupled with increased charge-offs. Net charge-offs for 1997 increased $14.6 million to $131.0 million.



In thousands, Year ended December 31,                1997                          1996                          1995
---------------------------------------------------------------------------------------------------------------------------------
                                                OWNED    TOTAL LOANS*         Owned    Total Loans*         Owned    Total Loans*
---------------------------------------------------------------------------------------------------------------------------------
Average credit card loans                  $1,390,998      $1,970,998    $1,512,986      $2,095,026    $1,152,309      $1,678,128
Period-end credit card loans               $1,295,787      $1,875,787    $1,637,507      $2,217,507    $1,620,833      $2,229,992

Net charge-offs as a % of
 average credit card loans                       9.4%            9.2%          7.8%            7.7%          4.4%            5.0%
Allowance for loan losses as a %
 of period-end credit card loans                 6.2%            5.5%          5.4%            5.0%          3.9%            4.1%
Accruing loans contractually past due
 as to principal and interest payments
 30-89 days                                $   74,085      $  100,413    $   81,354      $  108,306    $   68,173      $   95,681
                                                 5.7%            5.4%          5.0%            4.9%          4.2%            4.3%
 90-179 days                               $   60,360      $   79,433        68,035      $   86,238    $   43,207      $   59,679
                                                 4.7%            4.2%          4.2%            3.9%          2.7%            2.7%
---------------------------------------------------------------------------------------------------------------------------------

*Total loans represents both owned and securitized credit card loans.





20 SPS TRANSACTION SERVICES, INC.



  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEASONAL FACTORS
The Company's results of operations are impacted by seasonal patterns of retail purchasing, but because certain seasonal trends are typically offsetting, their impact does not significantly affect the Company's overall results of operations. The number of transactions processed and the level of credit card loans outstanding typically grows during the fourth quarter followed by a flattening or decline in the subsequent first quarter. This seasonality results mainly from higher levels of retail sales in the fourth quarter than in the first quarter. During the fourth quarter, merchant discount revenue and revenues derived from transaction processing services typically increase but generally are accompanied by increases in expenses associated with the growth of credit card receivables. These increased expenses typically include the provision for loan losses, financing expenses, salaries and employee benefits expenses, processing and service expenses, and various other expenses. Correspondingly, in the first quarter, merchant discount revenue, revenues derived from transaction processing services and provision for loan loss expense typically decrease but generally are accompanied by increased finance charge revenue related to the preceding quarter's credit card loan growth.


LIQUIDITY AND CAPITAL RESOURCES
FUNDING AND CAPITAL POLICIES Through its liquidity policies, the Company seeks to ensure access to cost effective funding in all business environments. This objective is accomplished through diversification of funding sources, extension of funding terms and staggering of liability maturities.
     The Company's capital policies seek to maintain a strong balance sheet consistent with the Company's business risks as well as regulatory requirements. The Company's subsidiary bank, Hurley State Bank ("HSB"), targets the maintenance of capital levels considered for regulatory purposes to be "well-capitalized" as defined by the FDIC Improvement Act of 1991; see Note 13 ("Capital Requirements") to the consolidated financial statements.
     The Company's interest rate risk policies are designed to reduce the potential volatility of earnings that arises from changes in interest rates. This is accomplished primarily through matched financing, where possible, which entails matching the repricing schedules of credit card loans and the related financing.

PRINCIPAL SOURCES OF FUNDING The Company finances its operations from three principal sources: deposit-taking activities utilizing certificates of deposit ("CDs") in denominations of $100,000 or more; securitizations of credit card loans; and borrowings from MSDWD.
     HSB administers a CD program through which CDs are issued to investors under two programs - an institutional CD program and a retail CD program. CDs under the institutional CD program are issued directly by HSB to the investor and generally have a maturity of one to 12 months. CDs under the retail CD program are issued to investors through Dean Witter Reynolds Inc., a subsidiary of MSDWD, and generally have a maturity of two to 10 years. As of December 31, 1997, CDs outstanding were $504.1 million, of which institutional CDs represented $227.8 million and retail CDs represented $276.3 million.
     HSB maintains a loan securitization program with Barton Capital Corporation ("BCC"), and at December 31, 1997, outstanding loans under such program were $300.0 million. HSB also maintains a loan securitization program with Receivables Capital Corporation ("RCC"), and at December 31, 1997, outstanding loans under such program were $280.0 million. At December 31, 1997, $580.0 million or 30.9% of the HSB Program loans had been sold through loan securitizations.
     The BCC and RCC loan securitization programs are scheduled to expire in April 1998 and October 1998, respectively. The amended and restated agreements with BCC and RCC include the elimination of the MSDWD guarantee (which provided credit support in the transaction) and its replacement with a funded cash collateral account recorded on the consolidated balance sheets as "amounts due from asset securitizations." Funding for this cash collateral account is provided by a special purpose corporation established as a subsidiary of the Company. The Company expects to renew or replace these facilities on or prior to their expiration dates. If these programs are not extended on or prior to their expiration dates, collections allocable to BCC and RCC under the programs will be paid to BCC or to RCC, as applicable, and the interests of BCC and of RCC in the applicable securitization pool will gradually decline to zero. Any receivables originated after a program's expiration date would remain on the Company's consolidated balance sheet.



  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The Company has an Amended and Restated Borrowing Agreement (as amended, the "Borrowing Agreement") and a facility fee letter agreement (as amended, the "Facility Fee Agreement") (collectively, the "Financing Agreements") with MSDWD, pursuant to which MSDWD has agreed to provide financing to the Company. The maximum amount available under the Borrowing Agreement, which expires April 11, 1998, is $1.2 billion. At January 31, 1998, the Company had $570.0 million outstanding under the Borrowing Agreement. Under the Facility Fee Agreement, the Company has agreed to pay certain monthly facility fees in connection with its financing arrangements with MSDWD.
     The Company expects to renew or replace the Financing Agreements prior to the expiration dates of such Financing Agreements. The Company is continuing to evaluate alternative sources of financing to replace all or a portion of its financing arrangements with MSDWD. If the Company were unable to reach a satisfactory agreement with MSDWD for the renewal or the replacement of the Financing Agreements, the Company believes it would be able to meet its financial requirements over the next twelve months from other sources.
     The Company currently has no material commitments requiring capital expenditures. The Company has not paid any dividends on its Common Stock and anticipates retaining future operating cash flows for the foreseeable future to finance growth and business expansion rather than to pay dividends to its stockholders. Any future determination as to the payment of dividends will depend upon results of operations, capital requirements, financial condition of the Company and such other factors as the Board of Directors of the Company at its discretion shall determine. Periodically, SPS and HSB have paid dividends to the Company. The amount of dividends that can be paid to the Company by HSB is restricted by applicable banking regulations.
     Cash flows from operating activities resulted in net proceeds of cash of $96.9 million in 1997, $196.4 million in 1996 and $88.2 million in 1995.
     Cash flows from investing activities primarily consist of the growth/decline in credit card programs, the acquisition of new private label credit card portfolios, the sale of credit card loans through securitizations and short-term investments. Such investing activities resulted in net proceeds of cash of $199.5 million in 1997 and net uses of cash of $140.7 million and $976.0 million in 1996 and 1995, respectively. The net principal collected/disbursed on credit card loans, representing the difference between sales made using the cards and payments received from cardholders, provided cash of $208.8 million in 1997 and used cash of $273.8 million and $771.1 million in 1996 and 1995, respectively. In April 1996, the sale of a consumer credit card portfolio resulted in net proceeds of cash of $138.9 million. In December 1995, the Company securitized additional credit card loans resulting in net proceeds of cash of $150.0 million. In March 1995, the Company purchased the RadioShack and Tandy Name Brand credit card portfolios from Tandy Corporation, resulting in net uses of cash of $296.6 million and a noncash short-term note, net of imputed interest, of $48.3 million. The purchase of equipment used cash of $14.4 million, $11.5 million and $11.1 million in 1997, 1996 and 1995, respectively.
     Cash flows from financing activities primarily consist of borrowings and deposits. Such financing activities resulted in net uses of cash of $296.9 million and $49.3 million in 1997 and 1996, respectively, and net proceeds of cash of $893.5 million in 1995. Amounts due to affiliated companies resulted in net uses of cash of $343.3 million and $128.4 million in 1997 and 1996, respectively, and net proceeds of cash of $945.0 million in 1995. Interest-bearing deposits resulted in net proceeds of cash of $49.7 million, $82.4 million and $171.8 million in 1997, 1996 and 1995, respectively. The repayment of short-term notes payable to Tandy Corporation resulted in net uses of cash of $2.1 million and $227.0 million in 1996 and 1995, respectively. At December 31, 1997, 1996 and 1995, the Company had cash equivalents of $14.7 million, $15.2 million and $8.9 million, respectively.

INTEREST RATE RISK The Company's matched financing strategy targets the funding of variable rate credit card loans that are primarily indexed to the prime rate with floating rate financing that is primarily indexed to commercial paper rates and the federal funds rate. The Company generally retains basis risk between the prime rate and commercial paper/federal funds rates on variable rate credit card loans. Fixed rate credit card loans are generally funded with fixed rate financing (financing with an initial term of one year or greater).
     The Company also funds fixed rate credit card loans with floating rate financing by utilizing interest rate swaps, cost of funds agreements and interest rate caps to adjust the repricing characteristics of its financing to fixed rate financing. Under interest rate swaps and cost of funds agreements, the Company effectively exchanges the interest payments on its financing with those of a counterparty. Interest rate cap agreements effectively establish a maximum interest rate on certain of the Company's floating rate borrowings. Interest rate swap agreements are entered



  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




into with an affiliate. Interest rate cap agreements are entered into with institutions that are established dealers in these instruments and that maintain certain minimum credit criteria established by the Company. Costs of funds agreements are entered into as part of agreements pursuant to which the Company both owns the credit card loan portfolio and provides private label credit card processing services to certain of its credit card merchant clients.
     To reduce the volatility of interest expense from changes in interest rates, the Company had outstanding interest rate swaps and cost of funds agreements with notional amounts of $429.1 million and $465.6 million at December 31, 1997 and 1996, respectively.
     At December 31, 1997, the Company had no interest rate cap agreements.
At December 31, 1996, the Company had outstanding interest rate cap agreements with notional amounts of $40.0 million.
     At December 31, 1997 and 1996, the Company's interest rate swap agreements had maturities ranging from July 1998 to December 2000, and from October 1997 to December 2000, respectively. The Company's use of matched financing along with interest rate swaps, caps and cost of funds agreements are managed in a manner consistent with the Company's overall risk management policies and procedures (see "Risk Management" caption).


YEAR 2000 COMPLIANCE
Many of the world's computer systems and applications currently record years in a two-digit format with the century assumed to be 1900. Consequently, they will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions (the "Year 2000" issue). The potential costs and uncertainties associated with addressing this issue will depend on a number of factors including software, hardware and the nature of the industry in which a company operates. Additionally, companies must coordinate with other parties with which they electronically interact, such as clients, vendors and financial institutions. In 1994, the Company developed preliminary plans to address Year 2000 compliance. Since that time, the Company has changed point-of-sale transaction processing applications and systems to ensure "card expiration date" compliance and has certified its Network Transaction client environments for the same. The Company also established a Year 2000 Project Team to develop and manage a comprehensive company-wide compliance process. The team is using a multi-phase methodology to ensure a comprehensive and consistent approach to the coordination and management of the compliance effort. The Company has completed the assessment phase and has begun the correction, testing and validation phases. It is our goal to complete, by the end of 1998, code correction and testing of all critical systems that will be in use on January 1, 2000. In addition, the Company is actively working with all of its major external parties to assess their compliance efforts and the Company's exposure associated with non-compliance by third parties.
     Based upon current information, the Company estimates that company-wide Year 2000 expenditures for 1997 through 1999 will be approximately $15 million, with $3 million incurred in 1997. Costs relating to this project are being expensed by the Company during the period in which they are incurred. The Company's expectations about future costs associated with the Year 2000 issue are subject to uncertainties that could cause actual results to differ materially from what has been discussed above. Factors that could influence the amount and timing of future costs include the success of the Company in identifying systems and programs that use two-digit year codes, the nature and amount of programming required to upgrade or replace each of the affected systems and programs, the rate and magnitude of related labor and consulting costs, and the success of the Company's external parties in addressing the Year 2000 issue.


RISK MANAGEMENT
RISK MANAGEMENT POLICY AND CONTROL STRUCTURE Risk is an inherent part of the Company's businesses and activities. The extent to which the Company properly and effectively identifies, assesses, monitors and manages each of the various types of risks involved in its activities is critical to its soundness and profitability. The Company's broad-based business activities help reduce the impact that volatility in any particular area or related areas may have on its net operating revenues as a whole. The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in the Company's business activities: market risk, credit risk, operational risk, legal risk and funding risk. Funding risk is discussed under the "Liquidity and Capital Resources" caption.
     Risk management at the Company is an integrated process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks.

                                            SPS TRANSACTION SERVICES, INC. 23



  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




     The risk management policies of the Company are established by its senior officers who review the Company's performance relative to these policies. In addition, management has established a Loan Committee to determine and monitor policies associated with credit risk, loan pricing and reserve adequacy. The Controllers, Internal Audit, Law, Compliance and Governmental Affairs Departments, which are all independent of the Company and its business units, assist senior management in monitoring and controlling the Company's overall risk profile. The Company continues to be committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to effectively implement the Company's risk management and monitoring systems and processes.
     The following is a discussion of the Company's risk management policies and procedures relating to its principal risks other than funding risk.

MARKET RISK Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses for a specified business line or portfolio.

INTEREST RATE RISK AND MANAGEMENT In the Company's credit card activities, the Company is exposed to market risk primarily from changes in interest rates, which impact interest-earning assets, principally credit card loans, net servicing fees received in connection with credit card loans sold through asset securitizations and the interest costs related to the financing of these assets. Financing of the Company's credit card activities includes certificates of deposit, securitization of credit card loans and borrowings from MSDWD.
     The Company's interest rate risk management policies are designed to reduce the potential volatility of earnings that arise from changes in interest rates. This is accomplished primarily through matched financing, where possible, which entails matching the repricing schedules of credit card loans and the related financing (see "Interest Rate Risk" discussion under the "Liquidity and Capital Resources" caption). The Company has little or no interest rate risk on its Network Transaction Services, TeleServices or Commercial Accounts Processing businesses.

SENSITIVITY ANALYSIS The Company uses a variety of techniques to assess its interest rate risk exposure, one of which is interest rate sensitivity simulation. For purposes of presenting the possi-ble earnings effect of a hypothetical, adverse change in interest rates over the twelve-month period from December 31, 1997, the Company has chosen to assume that all interest rate sensitive assets and liabilities will be impacted by a hypothetical, immediate 100 basis point increase in interest rates as of the beginning of the period.
     Interest rate sensitive assets are assumed to be those for which the stated interest rate is not contractually fixed for the next twelve-month period. Thus, assets that have a market-based index, such as the prime rate, which will reset before the end of the twelve-month period, or assets whose rates are fixed at December 31, 1997 but which will mature, or otherwise contractually reset to a market-based index rate, prior to the end of the twelve-month period, are rate-sensitive. The latter category includes special promotional credit card loan programs with deferred interest incentives that will contractually reprice in accordance with the Company's normal market-based pricing structure. For purposes of measuring rate sensitivity for such loans, only the effect of the hypothetical 100 basis point change in the underlying market-based index, such as the prime rate, has been considered rather than the full change in the rate to which the loan would contractually reprice. For assets that have a fixed rate at December 31, 1997 but which contractually will, or are assumed to, reset to a market-based index during the next twelve months, earnings sensitivity is measured from the expected repricing date. In addition, for all interest rate sensitive assets, earnings sensitivity is calculated net of expected loan losses.
     Interest rate sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next twelve-month period. Thus, liabilities which have a market-based index, such as commercial paper or federal funds rate, which will reset before the end of the twelve-month period, or liabilities whose rates are fixed at December 31, 1997 but which will mature and reset to a market-based indexed rate prior to the end of the twelve-month period, are rate sensitive. For liabilities that have a fixed rate at December 31, 1997 but which are assumed to reset to a market-based index during the next twelve months, earnings sensitivity is measured from the expected repricing date.



SPS TRANSACTION SERVICES, INC. 24



  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Assuming a hypothetical, immediate 100 basis point increase in the interest rates affecting all interest rate sensitive assets and liabilities as of December 31, 1997, net income over the next twelve-month period would be reduced by approximately $0.9 million.
     The hypothetical model assumes that the balances of interest rate sensitive assets and liabilities at December 31, 1997 will remain constant over the next twelve-month period; there is no assumed growth, strategic change in business focus, change in asset pricing philosophy or change in asset/liability funding mix. Thus, this model represents a static analysis that cannot adequately portray how the Company would respond to significant changes in market conditions. Furthermore, the analysis does not necessarily reflect the Company's expectations regarding the movement of interest rates in the near term, including the likelihood of an immediate 100 basis point change in market interest rates, nor necessarily the actual effect on earnings if such rate changes were to occur.

CREDIT RISK The Company's exposure to credit risk arises from the possibility that a party to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring losses. Potential credit cardholders undergo credit reviews by the Credit Department to establish that they meet standards of ability and willingness to pay, and credit card applications are evaluated using credit scoring systems (statistical evaluation models that assign point values to information contained in applications). The Company's credit scoring systems are customized using the Company's policies, criteria and historical data and are required to be reviewed by the Loan Committee according to Company policy. Each cardholder's credit line is reviewed at least annually, and actions resulting from such review may include lowering a cardholder's credit line or closing the account.

OPERATIONAL RISK Operational risk refers to the risk of human error and malfeasance of deficiencies in the Company's operating systems. Operating systems are designed to provide for the efficient servicing of credit card accounts, and the Company manages operational risk through its system of internal controls that provides checks and balances to ensure that transactions and other account-related activity (e.g., new account solicitation, transaction authorization and processing, billing and collection of delinquent accounts) are properly approved, processed, recorded and reconciled. Disaster recovery plans are in place on a Company-wide basis for critical systems and operating locations, and redundancies are built into the systems as deemed appropriate.
     In addition, the Internal Audit Department, which reports to senior management and the Audit Committee of the Board of Directors, assesses the Company's operations and control environment through periodic examinations of business operational areas.

LEGAL RISK Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a client's or vendor's performance obligations will be unenforceable. The Company generally is subject to extensive regulation in the different jurisdictions in which it conducts its business. The Company has established legal standards and procedures that are designed to ensure compliance with all applicable statutory and regulatory requirements. The Company, principally through the Law, Compliance and Governmental Affairs Department, also has established procedures that are designed to ensure that senior management's policies relating to conduct, ethics and business practices are followed. In connection with its business, the Company has various procedures addressing issues such as regulatory capital requirements, new products, credit granting, collection activities and record-keeping. The Company also has established certain procedures to mitigate the risk that a client's or vendor's performance obligations will be unenforceable, including consideration of such party's legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

                                             SPS TRANSACTION SERVICES, INC. 25




                         CONSOLIDATED BALANCE SHEETS  In thousands, except
                                                      share data




December 31,                                                                  1997            1996
--------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                 $   14,730      $   15,205
Investments held to maturity - at amortized cost                            36,617          41,675

Credit card loans                                                        1,295,787       1,637,507
Allowance for loan losses                                                  (79,726)        (88,397)
--------------------------------------------------------------------------------------------------
   Credit card loans, net                                                1,216,061       1,549,110
Accrued interest receivable                                                 21,847          21,141
Accounts receivable                                                         29,349          42,202
Due from affiliated companies                                                9,921           9,900
Amounts due from asset securitizations                                      93,260               -
Premises and equipment, net                                                 32,895          25,294
Deferred income taxes                                                       43,059          38,266
Prepaid expenses and other assets                                           14,664          17,992
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $1,512,403      $1,760,785
==================================================================================================

LIABILITIES
Deposits
   Noninterest-bearing                                                  $    6,206      $    9,012
   Interest-bearing                                                        504,088         454,423
--------------------------------------------------------------------------------------------------
   Total deposits                                                          510,294         463,435
Accounts payable, accrued expenses and other                                80,283          72,655
Income taxes payable                                                        19,725          17,756
Due to affiliated companies                                                639,066         982,547
--------------------------------------------------------------------------------------------------
   Total liabilities                                                     1,249,368       1,536,393
--------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value, 100,000 shares
   authorized; none issued or outstanding                                        -               -
Common stock, $.01 par value, 40,000,000 and 40,000,000 shares authorized; 27,276,269 and 27,242,207 shares issued;
   27,206,883 and 27,187,462 shares outstanding at
   December 31, 1997 and 1996, respectively                                    273             272
Capital in excess of par value                                              81,586          81,096
Retained earnings                                                          182,845         144,345
Common stock held in treasury, at cost, $.01 par value, 69,386 and
   54,745 shares at December 31, 1997 and 1996, respectively                (1,662)         (1,312)
Stock compensation related adjustments                                          (7)             (9)
--------------------------------------------------------------------------------------------------
   Total stockholders' equity                                              263,035         224,392
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $1,512,403      $1,760,785
==================================================================================================

See notes to consolidated financial statements.


SPS TRANSACTION SERVICES, INC. 26




                       CONSOLIDATED STATEMENTS OF INCOME   In thousands,
                                                           except per share data




Year ended December 31,                                          1997               1996               1995
-----------------------------------------------------------------------------------------------------------
Processing and service revenues                              $279,513           $276,745           $232,120
Merchant discount revenue                                      15,289             34,153             49,550
-----------------------------------------------------------------------------------------------------------
                                                              294,802            310,898            281,670

Interest revenue                                              245,194            226,266            162,205
Interest expense                                               74,748             79,129             65,361
-----------------------------------------------------------------------------------------------------------
  Net interest income                                         170,446            147,137             96,844
Provision for loan losses                                     118,363            137,115             66,522
-----------------------------------------------------------------------------------------------------------
  Net credit income                                            52,083             10,022             30,322
-----------------------------------------------------------------------------------------------------------

Net operating revenues                                        346,885            320,920            311,992

Salaries and employee benefits                                111,770             97,117             87,730
Processing and service expenses                                98,624            108,544             90,535
Occupancy expense                                              10,987              9,438              7,819
Other expenses                                                 63,204             68,328             55,799
-----------------------------------------------------------------------------------------------------------
  Total operating expenses                                    284,585            283,427            241,883
-----------------------------------------------------------------------------------------------------------

Income before income taxes                                     62,300             37,493             70,109
Income tax expense                                             23,800             14,247             26,636
-----------------------------------------------------------------------------------------------------------
Net income                                                   $ 38,500           $ 23,246           $ 43,473
===========================================================================================================

Basic earnings per common share                              $   1.41           $   0.86           $   1.60
Diluted earnings per common share                                1.41               0.85               1.59
===========================================================================================================

Basic weighted average common shares outstanding               27,211             27,171             27,093
Diluted weighted average common shares outstanding             27,399             27,375             27,382
-----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                               SPS TRANSACTION SERVICES, INC. 27




           CONSOLIDATED STATEMENTS OF CASH FLOWS     In thousands




Year ended December 31,                                                                  1997                  1996       1995
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                           $ 38,500              $ 23,246   $ 43,473
Adjustments to reconcile net income to net cash flows
   from operating activities
       Depreciation and amortization                                                   12,158                14,468     11,751
       Imputed interest on notes payable                                                    -                    15      5,605
       Provision for loan losses                                                      118,363               137,115     66,522
       Compensation payable in common stock                                                72                   855        401
       Deferred income taxes                                                           (4,793)              (11,990)    (4,282)
   (Increase) decrease in operating assets
       Amounts due from affiliated companies                                              (21)               (5,124)      (256)
       Accrued interest receivable and accounts receivable                             12,147               (10,832)   (16,961)
       Amounts due from asset securitizations                                         (93,260)                    -          -
       Prepaid expenses and other assets                                                2,061                40,234    (35,853)
   Increase (decrease) in operating liabilities
       Accounts payable, accrued expenses and other                                     9,843                 1,167      9,411
       Income taxes payable                                                             1,969                 7,055      3,748
       Amounts due to affiliated companies                                               (135)                  142      4,619
------------------------------------------------------------------------------------------------------------------------------
          Net cash from operating activities                                           96,904               196,351     88,178
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investments held to maturity - purchases                                             (237,292)             (276,445)  (123,687)
Investments held to maturity - maturities                                             242,350               282,200     86,729
Net principal collected (disbursed) on credit card loans                              208,820              (273,823)  (771,057)
Purchase of credit card portfolios                                                          -                     -   (306,903)
Proceeds from sale of credit card loans                                                     -               138,861    150,000
Purchases of premises and equipment, net                                              (14,402)              (11,516)   (11,105)
------------------------------------------------------------------------------------------------------------------------------
          Net cash from investing activities                                          199,476              (140,723)  (976,023)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in noninterest-bearing deposits                                (2,806)               (1,258)     5,011
Net increase in interest-bearing deposits                                              49,665                82,350    171,795
Net (decrease) increase in due to affiliated companies                               (343,346)             (128,406)   945,011
Repayment of notes payable                                                                  -                (2,110)  (227,021)
Proceeds from exercise of stock options                                                    52                   622        665
Purchase of treasury stock, at cost                                                      (420)                 (500)    (1,957)
------------------------------------------------------------------------------------------------------------------------------
          Net cash from financing activities                                         (296,855)              (49,302)   893,504
------------------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND DUE FROM BANKS                                           (475)                6,326      5,659
CASH AND DUE FROM BANKS, BEGINNING OF YEAR                                             15,205                 8,879      3,220
------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS, END OF YEAR                                                 $ 14,730              $ 15,205   $  8,879
==============================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                                                               $ 75,299              $ 79,627   $ 59,353
Cash paid for income taxes                                                             24,214                19,231     27,192
==============================================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Short-term notes, net issued to purchase credit card portfolios                      $      -              $      -   $ 48,333
==============================================================================================================================

See notes to consolidated financial statements.


SPS TRANSACTION SERVICES, INC. 28



    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  In thousands



                                                                                             Common         Stock
                                                        Capital in                       Stock Held  Compensation          Total
                                     Preferred  Common   Excess of       Retained      in Treasury,       Related  Stockholders'
                                         Stock   Stock   Par Value       Earnings           at Cost   Adjustments         Equity
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                 $ -    $271     $77,807       $ 77,626          $      -          $  -       $155,704

Net income                                                                 43,473                                         43,473
Exercise of stock options                                    1,197                                                         1,197
Employee Stock Purchase Plan                                   392                                                           392
Compensation payable in
   common stock                                                                                               401            401
Purchase of treasury stock, at cost                                                          (1,957)                      (1,957)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                   -     271      79,396        121,099            (1,957)          401        199,210
--------------------------------------------------------------------------------------------------------------------------------

Net income                                                                 23,246                                         23,246
Exercise of stock options                            1       1,152                                                         1,153
Employee Stock Purchase Plan                                   428                                                           428
Compensation payable in
   common stock                                                120                            1,145          (410)           855
Purchase of treasury stock, at cost                                                            (500)                        (500)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   -     272      81,096        144,345            (1,312)           (9)       224,392
--------------------------------------------------------------------------------------------------------------------------------

Net income                                                                 38,500                                         38,500
Exercise of stock options                            1          51                                                            52
Employee Stock Purchase Plan                                   439                                                           439
Compensation payable in
   common stock                                                                                  70             2             72
Purchase of treasury stock, at cost                                                            (420)                        (420)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                 $ -    $273     $81,586       $182,845          $ (1,662)         $ (7)      $263,035
================================================================================================================================

See notes to consolidated financial statements.







                                               SPS TRANSACTION SERVICES, INC. 29







                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  ORGANIZATION AND BASIS OF PRESENTATION
The consolidated financial statements include the accounts of SPS Transaction Services, Inc. (the "Company") and its subsidiaries. The Company is a 73.5% majority owned subsidiary of NOVUS Credit Services Inc. ("NCSI"), which in turn is a wholly owned, direct subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").
     On May 31, 1997, Morgan Stanley Group Inc. was merged with and into Dean Witter, Discover & Co. At that time Dean Witter, Discover & Co. changed its corporate name to Morgan Stanley, Dean Witter, Discover & Co.
     The Company provides a range of technology outsourcing services including the processing of credit and debit card transactions, consumer private label credit card programs, commercial accounts processing services, and call center customer service activities in the United States. SPS Payment Systems, Inc. ("SPS"), a wholly owned subsidiary of the Company, is incorporated in the State of Delaware. Hurley State Bank ("HSB"), a wholly owned subsidiary of the Company, is chartered as a bank by the State of South Dakota and is a member of the Federal Deposit Insurance Corporation.
     The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions regarding credit card loan loss levels, the potential outcome of litigation and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.
     All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current presentation.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash and Due From Banks - Cash and due from banks consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Investments Held to Maturity - Investments held to maturity include those investments that the Company has the intent and ability to hold to maturity. These investments consist of U.S. Treasury securities that are reported at amortized cost, which approximates fair market value. All such investments at December 31, 1997 had maturities within one year.

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

Allowance for Loan Losses - The allowance for loan losses is a significant estimate that is regularly evaluated by management for adequacy on a portfolio by portfolio basis and is established through a charge to the provision for loan losses. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay.






30 SPS TRANSACTION SERVICES, INC.




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company uses the results of these evaluations to provide an allowance for loan losses. The exposure for credit losses for owned loans is influenced by the performance of the portfolio and other factors discussed above, with the Company absorbing all related losses. The exposure for credit losses for securitized loans is represented by the Company retaining a contingent risk based on the amount of credit enhancement provided.
     In 1996, the Company revised its estimate of the allowance for losses for loans intended to be securitized. This revision was based on the Company's experience with credit losses related to securitized loans in a mature asset securitization market and the issuance of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," by the Financial Accounting Standards Board ("FASB"), which eliminated the uncertainty surrounding the appropriate accounting treatment for asset securitization transactions. The adoption of the enacted provisions of SFAS No. 125 had no material effect on the Company's financial position or results of operations.

Securitization of Credit Card Loans - The Company periodically sells credit card loans through asset securitizations and continues to service these loans. The revenues derived from servicing these loans are recorded in the consolidated statements of income as processing and service revenues over the term of the securitized loans rather than at the time the loans are sold. The effects of recording these revenues over the term of the securitized loans rather than at the time the loans were sold are not material. Amounts due from asset securitizations in the consolidated balance sheets represent interest-earning credit enhancement reserve funds maintained with third parties.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided principally by the straight-line method over the estimated useful lives of the related assets.

Income Taxes - Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Earnings per Share - The calculations of basic and diluted earnings per common share are based on the weighted average number of common shares outstanding for basic earnings per share and the total weighted average number of common shares and share equivalents outstanding for diluted earnings per share. The difference between basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995 is the result of including weighted common share equivalents totaling 188,514, 203,941 and 289,012, respectively, in the computation of diluted earnings per share.

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

Merchant Discount Revenue - The Company receives merchant discount revenue from its merchant clients resulting from cardholder purchases utilizing revolving or promotional payment plans. The amount of merchant discount revenue the Company receives, however, is influenced by the mix and pricing of promotional payment plans offered to private label cardholders. For certain merchant clients, where client marketing strategies promote longer-term interest-deferred programs, the Company may charge a higher merchant discount rate as compared to instances in which client marketing strategies promote shorter-term interest-deferred programs. The use of promotional payment plans, such as deferred interest plans, has grown in popularity with merchants and as a result, the use of these plans has begun to vary dramatically from past practices and expected practices. Historically, the Company has recognized merchant discount revenue in the consolidated statements of income as received in the month when the sale occurred. Beginning in the fourth quarter of 1996, a portion of merchant discount revenue received resulting from longer-term promotional payment plans (six months or longer) has been deferred and accreted to interest income using the interest method over periods equal to the duration of the plans that originated the merchant discount revenue. The amount of net deferred merchant discount revenue at December 31, 1997 and 1996 was $4.7 million and $9.3 million, respectively.



                                               SPS TRANSACTION SERVICES, INC. 31



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Employee Stock Plans - As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

New Accounting Pronouncements - As of January 1, 1997, the Company adopted SFAS No. 125, which was effective for transfers of financial assets made after December 31, 1996. SFAS No. 125 provides financial reporting standards for the derecognition and recognition of financial assets, including the distinction between transfers of financial assets which should be recorded as sales and those which should be recorded as secured borrowings. The adoption of the enacted provisions of SFAS No. 125 had no material effect on the Company's consolidated financial position or results of operations.
     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("EPS"), effective for periods ending after December 15, 1997, with restatement required for all prior periods. SFAS No. 128 maintains the previous EPS category of net income per common share with "basic EPS," which similarly reflects no dilution from common stock equivalents, and requires "diluted EPS" which reflects dilution from common stock equivalents based on the average price per share of the Company's common stock during the period. The adoption of SFAS No. 128 had no material effect on the Company's EPS calculations.
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for fiscal years beginning after December 15, 1997, establish standards for the reporting and display of comprehensive income and the disclosure requirements related to segments.


NOTE 3  CREDIT CARD LOANS AND ALLOWANCE FOR LOAN LOSSES
The changes in the allowance for loan losses were as follows:



In thousands, Year ended December 31,            1997           1996       1995
-------------------------------------------------------------------------------
Balance, beginning of year                  $  88,397      $  63,704   $ 24,090
Provision for loan losses                     118,363        137,115     66,522
Purchase of credit card portfolios                  -              -     30,594

Charge-offs                                  (153,645)      (138,181)   (67,754)
Recoveries                                     22,611         21,759     16,801
-------------------------------------------------------------------------------
Net charge-offs                              (131,034)      (116,422)   (50,953)
-------------------------------------------------------------------------------

Other (1)                                       4,000          4,000     (6,549)
-------------------------------------------------------------------------------
Balance, end of year                        $  79,726      $  88,397   $ 63,704
===============================================================================

(1) Reflects net transfers related to asset securitizations.

     At December 31, 1997 and 1996, $428.1 million and $527.9 million, respectively, of the Company's credit card loans had minimum contractual maturities of less than one year. Because of the uncertainty regarding credit card loan repayment patterns, which historically have been higher than contractually required minimum payments, and variable rate loan pricing utilized by the Company, these amounts may not necessarily be indicative of the Company's credit card loan repricing schedule.
     At December 31, 1997 and 1996, the Company had commitments to extend credit in the amount of $17.9 billion and $16.9 billion, respectively. Commitments to extend credit arise from agreements to extend to customers unused lines of credit on certain credit cards issued by the Company. These commitments, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness.
     Credit card loans sold through asset securitization transactions and serviced by the Company totaled $580.0 million at December 31, 1997 and 1996.





32 SPS TRANSACTION SERVICES, INC.




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4  TRANSACTIONS WITH AFFILIATED COMPANIES
The Company is affiliated with several entities through common direct or indirect ownership by NCSI and MSDWD. Various transactions are entered into with these affiliated companies, primarily resulting from intercompany loans, deposits, advances and the provisions of required services on behalf of, to and by the affiliates. Such services include, but are not limited to, transaction, collection and disbursement processing. In addition, affiliated companies allocate certain premises and other operating expenses based on defined formulas. In the opinion of management, these expense allocations are reasonable and no less favorable to the Company than the cost that would have been incurred if the Company had operated as an unaffiliated entity.
     Transactions with affiliated companies included in the consolidated statements of income are presented below. Included in processing and service revenues are amounts derived from a sub-servicing agreement with an affiliate amounting to $43.6 million, $36.5 million and $27.0 million for 1997, 1996 and 1995, respectively.



In thousands, Year ended December 31,             1997           1996      1995
-------------------------------------------------------------------------------
Processing and service revenues                $63,320        $55,294   $42,505
Interest expense                                60,773         66,771    51,411
Occupancy expense                                3,352          3,224     3,127
Other expenses                                  10,279         11,029    11,215
-------------------------------------------------------------------------------

    Due from affiliated companies was comprised of the following:


In thousands, December 31,                                       1997      1996
-------------------------------------------------------------------------------
Trade receivables
 NOVUS Services, Inc.                                          $1,747    $2,156
 MountainWest Financial                                         7,912     7,744
 NOVUS Credit Services Inc.                                       262         -
-------------------------------------------------------------------------------
Due from affiliated companies                                  $9,921    $9,900
===============================================================================

    Due to affiliated companies was comprised of the following:


In thousands, December 31,                                       1997      1996
-------------------------------------------------------------------------------
Amounts due for services
 MSDWD                                                        $ 1,412   $ 1,363
 NOVUS Credit Services Inc.                                    10,217     9,145
 Prime Option Services                                            135        43
-------------------------------------------------------------------------------
                                                              $11,764   $10,551
===============================================================================

Borrowings due to MSDWD
 Borrowings under facility,
   due on demand                                             $624,088  $967,584
 Accrued interest payable
   on MSDWD borrowings                                          3,214     4,412
-------------------------------------------------------------------------------
                                                             $627,302  $971,996
===============================================================================



     The weighted average annual interest rate on borrowings due to MSDWD, excluding the effects of interest rate exchange contracts, was 5.9% and 5.6% for 1997 and 1996, respectively. At December 31, 1997 and 1996, borrowings due to MSDWD were subject to interest rate exchange contracts with notional amounts of $123.1 million and $151.7 million, respectively. Such interest rate exchange contracts consisted of interest rate swaps and cost of funds agreements, which primarily converted MSDWD borrowings to fixed rates. At December 31, 1996, interest rate cap agreements with notional amounts of $30 million set weighted average rate limits of 3.5% on MSDWD borrowings. There were no interest rate cap agreements at December 31, 1997.
     As of December 31, 1997 and 1996, the weighted average interest rate on borrowings due to MSDWD, excluding the effects of interest rate exchange contracts, was 6.3% and 5.6%, respectively. Interest rate exchange contracts had no material effect on those weighted average interest rates.


NOTE 5  DEPOSITS
A summary of deposits by type was as follows:



In thousands, December 31,                                       1997      1996
-------------------------------------------------------------------------------
Noninterest-bearing deposits                                 $  6,206  $  9,012
Certificates of deposit                                       504,088   454,423
-------------------------------------------------------------------------------
Total deposits                                               $510,294  $463,435
===============================================================================


     Certificates of deposit include deposits sold through Dean Witter Reynolds Inc., an affiliate, of $276.3 million and $241.2 million at December 31, 1997 and 1996, respectively.
     The weighted average annual interest rate on interest-bearing deposits, excluding the effects of interest rate exchange contracts, for 1997 and 1996 was 6.4% and 6.3%, respectively.
     As of December 31, 1997 and 1996, the weighted average interest rate on interest-bearing deposits, excluding the effects of interest rate exchange contracts, was 6.2% and 6.1%, respectively. Interest rate exchange contracts had no material effect on those weighted average interest rates.





                                              SPS TRANSACTION SERVICES, INC. 33





                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     At December 31, 1997, certificates of deposit maturing over the next five years were as follows:



In thousands
----------------------------------------------
Certificates of deposit maturing in:
1998                                  $276,400
1999                                    64,886
2000                                    50,300
2001                                    33,700
2002                                    29,800
----------------------------------------------


NOTE 6  RETIREMENT BENEFITS
PENSION PLAN Substantially all employees of the Company are eligible to participate, after meeting certain age and service requirements, in a non-contributory defined benefit pension plan established for employees of NCSI (the "Plan"). Pension benefits are based on length of service and average annual compensation. The Company's policy is to contribute annually to the Plan an amount at or above that which is required under the Employee Retirement Income Security Act. In 1997, 1996 and 1995, Company contributions to the Plan were $2.7 million, $3.3 million and $2.7 million, respectively.
     Pension expense consisted of the following:



In thousands, Year ended December 31,             1997         1996        1995
-------------------------------------------------------------------------------
Service cost, benefits earned
 during the year                                $2,214       $2,253      $1,355
Interest cost on projected
 benefit obligation                              1,415        1,322         887
 Return on Plan assets                          (1,631)      (1,754)     (1,383)
Expected difference between actual
 and expected return on assets                     257          733         719
Net amortization                                   178          410         149
-------------------------------------------------------------------------------
Total pension expense                           $2,433       $2,964      $1,727
===============================================================================

    The funded status of the Plan was as follows:


In thousands, December 31,                        1997         1996
-------------------------------------------------------------------
Actuarial present value of vested
 benefit obligation                           $(13,377)    $(10,900)
===================================================================
Accumulated benefit obligation                $(15,757)    $(12,419)
Effect of future salary increases               (7,590)      (7,795)
-------------------------------------------------------------------
Projected benefit obligation                   (23,347)     (20,214)
Plan assets at fair market value                17,382       14,527
-------------------------------------------------------------------
Projected benefit obligation
 in excess of Plan assets                       (5,965)      (5,687)
Unrecognized net obligation                         52           57
Unrecognized net loss                            3,926        4,766
Unrecognized prior service cost                  1,084        1,162
-------------------------------------------------------------------
(Accrued) prepaid pension cost, end of year   $   (903)    $    298
===================================================================

     Assumptions used in calculating the projected benefit obligation were as follows:


December 31,                                      1997         1996
-------------------------------------------------------------------
Weighted average discount rate                   7.25%        7.50%
Rate of increase in future
 compensation levels                             5.00%        5.00%
Expected long-term rate of
 return on Plan assets                           9.00%        9.00%
-------------------------------------------------------------------


     The Company also has a non-qualified pension plan established for certain employees of NCSI. The amounts charged to expense under the plan were $129,000, $103,000 and $265,000 for the years ended December 31, 1997, 1996 and 1995, respectively.






34 SPS TRANSACTION SERVICES, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS The Company has unfunded postretirement plans that provide medical and life insurance for eligible retirees, employees and dependents. At December 31, 1997 and 1996 the Company's accrued post-retirement benefit costs were $2.2 million and $2.1 million, respectively.

OTHER PLANS The Company sponsors a qualified 401(k) plan (the "START Plan"). Under this plan, the Company matches a certain percentage of employees' annual pretax contributions based upon the level of income achieved by the Company. The Company's matching contribution at various levels of income is set during the commencement of the plan year. The plan uses the Company's contributions to purchase the Company's common stock. The Company's contributions to the START Plan was $0.6 million in 1997, $0.5 million in 1996 and $1.1 million in 1995.
     Employees of the Company are eligible for certain postemployment benefits. These benefits were not material to the Company's consolidated financial position or results of operations in 1997, 1996 and 1995.


NOTE 7  STOCK PLANS
The Company maintains equity-based incentive plans under which various types of stock awards are granted to officers, directors and key employees of the Company.

EQUITY-BASED INCENTIVE AWARDS The Company is authorized to issue up to 3.2 million shares of its common stock in connection with awards under three stock incentive plans. Stock option activity under these plans was as follows:




Year ended December 31,                       1997                        1996                       1995
----------------------------------------------------------------------------------------------------------------------
                                                     WEIGHTED                     Weighted                    Weighted
                                       NUMBER         AVERAGE       Number         Average      Number         Average
                                    OF SHARES  EXERCISE PRICE    of Shares  Exercise Price   of Shares  Exercise Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding,
 beginning of year                  1,021,567          $23.31      773,904          $19.45     849,484          $18.44
Granted                                41,906           17.71      346,188           29.45      17,000           30.33
Exercised                              (6,485)           8.00      (72,029)           8.64     (69,004)           9.64
Forfeited                              (9,258)          31.14      (26,496)          30.72     (23,576)          18.22
----------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year    1,047,730           23.11    1,021,567           23.31     773,904           19.45
======================================================================================================================
Options exercisable                   777,238           21.52      559,684           17.84     374,525           15.90
======================================================================================================================
Options available for future grant  1,845,818                    1,878,466                   2,198,158
======================================================================================================================



December 31, 1997                                         OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------
                                                                  AVERAGE
                                                 NUMBER         REMAINING         AVERAGE       NUMBER         AVERAGE
Range of Exercise Prices                    OUTSTANDING  CONTRACTUAL LIFE  EXERCISE PRICE  EXERCISABLE  EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------
$8.00 TO $26.00                                 374,881          4  YEARS         $  9.88      332,975         $  8.90
$26.50 TO $30.00                                352,244          8  YEARS           29.49      123,658           29.45
$31.50 TO $32.00                                320,605          6  YEARS           31.58      320,605           31.58
----------------------------------------------------------------------------------------------------------------------





                                              SPS TRANSACTION SERVICES, INC. 35





                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan (the "Stock Purchase Plan"), employees are authorized to purchase up to 150,000 shares of the Company's common stock at not less than 85% of the fair market value at the date of purchase. Shares of common stock to be delivered under the Stock Purchase Plan are made available from authorized but unissued or treasury shares of common stock. As of December 31, 1997 and 1996, employees of the Company had purchased 27,577 and 23,663 shares of common stock under the plan, respectively. The discount to fair market value was $77,000 for 1997 and $76,000 for 1996. The plan is "non-compensatory" under APB No. 25, and, accordingly, no charge to earnings has been recorded for the amount of the discount to fair market value.

DEFERRED COMPENSATION AWARDS The Company is authorized to issue up to 75,000 shares of its common stock in connection with a deferred compensation plan adopted in 1995 that provides for the deferral of a portion of certain employees' compensation with payment made in the form of shares of the Company's common stock. In 1997, 1996 and 1995, the Company recorded compensation expense of $146,000, $32,000 and $401,000 and unearned compensation of $37,000, $8,000 and $100,000 in connection with the award of approximately 8,300, 4,500 and 18,000 shares of common stock under the plan, respectively. These shares are held in custodial or trust accounts pending employee eligibility to receive the shares. Unearned compensation is recognized over the related plan vesting periods.

PRO FORMA EFFECT OF SFAS NO. 123 Had the Company elected to recognize compensation cost pursuant to SFAS No. 123 for its stock option plans and the Stock Purchase Plan, net income would have been reduced by $898,000, $867,000 and $108,000 for 1997, 1996 and 1995, respectively. Basic earnings per common share would have been reduced by $0.03 and $0.04 for 1997 and 1996, respectively, with no effect for 1995. Diluted earnings per common share would have been reduced by $0.04, $0.03 and $0.01 for 1997, 1996 and 1995, respectively.

     The weighted average fair market value at the date of grant for stock options granted during 1997, 1996 and 1995 was $7.39, $10.86 and $12.16 per option, respectively. The fair market value of stock options at the date of grant was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions:



Year ended December 31,             1997     1996   1995
--------------------------------------------------------
Risk-free interest rate             6.6%     5.7%    7.2%
Expected option life in years       5.5      6.1     6.4
Expected stock price volatility    38.1%    30.2%   28.7%
--------------------------------------------------------


NOTE 8  INCOME TAXES
The following is a summary of the expense (benefit) for income taxes:

In thousands, Year ended December 31,     1997               1996            1995
-----------------------------------------------------------------------------------
Current tax expense
  Federal                               $ 25,054          $ 23,567         $ 28,630
  State                                    3,539             2,670            2,288
-----------------------------------------------------------------------------------
                                          28,593            26,237           30,918
Deferred tax expense (benefit)
  Federal                                 (4,127)          (11,171)          (4,875)
  State                                     (666)             (819)             593
-----------------------------------------------------------------------------------
                                          (4,793)          (11,990)          (4,282)
-----------------------------------------------------------------------------------
Total income tax expense                $ 23,800          $ 14,247         $ 26,636
===================================================================================

  The following deferred income taxes were recorded:

In thousands, December 31,                                   1997           1996
-----------------------------------------------------------------------------------
Deferred income tax assets
  Loan loss allowances                                    $ 30,258         $ 30,957
  Unearned income                                            6,947            3,289
  Other deferred tax assets                                  8,283            5,933
-----------------------------------------------------------------------------------
Total deferred income tax assets                            45,488           40,179
-----------------------------------------------------------------------------------
Deferred income tax liabilities                             (2,429)          (1,913)
-----------------------------------------------------------------------------------
Total deferred income taxes                               $ 43,059         $ 38,266
===================================================================================

  A reconciliation from the statutory federal income tax rate to the effective income tax rate is as follows:

Year ended December 31,                             1997          1996         1995
-----------------------------------------------------------------------------------
U.S. statutory rate                                 35.0%         35.0%        35.0%
State income taxes, net of federal benefit           3.0           3.2          2.7
Other                                                0.2          (0.2)         0.3
-----------------------------------------------------------------------------------
Effective income tax rate                           38.2%         38.0%        38.0%
===================================================================================


36 SPS TRANSACTION SERVICES, INC.





                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9  COMMITMENTS AND CONTINGENCIES
The Company leases certain property and equipment under noncancelable operating leases. At December 31, 1997, future minimum rental commitments under such leases, net of subleases, were as follows:


In thousands
---------------------------------------------
1998                                  $ 5,283
1999                                    5,463
2000                                    1,588
2001                                      752
2002                                      321
2003 and thereafter                     1,554
---------------------------------------------
Total lease commitments               $14,961
=============================================

     Total rent expense, net of sublease rental income, for property and equipment and the portion thereof related to affiliated companies was as follows:

In thousands, Year ended December 31,    1997      1996      1995
------------------------------------------------------------------
Total rent expense                     $6,465     $6,860    $6,938
Portion related to affiliates           3,590      3,961     3,797
------------------------------------------------------------------

     The Company has an Amended and Restated Borrowing Agreement (as amended, the "Borrowing Agreement") and a facility fee letter agreement (as amended, the "Facility Fee Agreement")(collectively, the "Financing Agreements"), with MSDWD, pursuant to which MSDWD has agreed to provide financing to the Company. The maximum amount available under the Borrowing Agreement, which expires April 11, 1998, is $1.2 billion. At January 31, 1998, the Company had $570.0 million outstanding under the Borrowing Agreement. Under the Facility Fee Agreement, the Company has agreed to pay certain monthly facility fees in connection with its financing arrangements with MSDWD.
     In the normal course of business, the Company is involved in routine litigation incidental to the business. The consequences of these matters are not presently determinable; however, in the opinion of management after consultation with counsel, the ultimate liability, if any, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.


NOTE 10  FINANCIAL INSTRUMENTS
The Company uses interest rate exchange contracts, which consist of interest rate swaps, caps and cost of funds agreements, as part of its interest rate risk management program. This program is designed to reduce the potential volatility of earnings that arises from changes in interest rates, including the interest rate risk inherent in servicing fees on securitized loans received by the Company from credit card loans sold through asset securitizations. This is accomplished by minimizing the volatility of the spread between credit card loan yields and funding costs. When asset yield and funding costs are not anticipated to result in stable spreads, the Company utilizes interest rate exchange contracts. These contracts are entered into as hedges of interest rate risk and gains or losses from these contracts generally offset counterbalancing gains or losses on the hedged risk. The Company attempts to match the recognition of the gains or losses in the periods in which the hedged risk is realized. Thus, gains or losses may be recognized as part of periodic settlements or, upon early termination of an interest rate exchange contract, deferred and amortized over the remaining period of the hedged risk to achieve the appropriate matching. Interest rate exchange contracts are subject to credit risk for receivable or gain positions. The fair value of these agreements is the estimated amount that the Company would receive (or pay) to terminate the underlying contract, taking into account current market conditions.
     Interest rate swaps and cost of funds agreements are derivative financial instruments that are settled by reference to the difference between the base interest rates being exchanged, multiplied by the notional amount of the contract. These agreements subject the Company to market risk in excess of amounts recorded in the consolidated balance sheets in the event of unfavorable market interest rate movements.
     Interest rate exchange agreements outstanding were as follows:

In thousands, December 31,           1997                 1996
-------------------------------------------------------------------
                               NOTIONAL   FAIR     Notional    Fair
                                 AMOUNT  VALUE       Amount   Value
-------------------------------------------------------------------
Cost of funds agreements       $ 74,055   $600     $ 85,614  $1,434
Interest rate swaps             355,000    126      380,000    (824)
-------------------------------------------------------------------




                                               SPS TRANSACTION SERVICES, INC. 37




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Purchased interest rate cap agreements are derivative financial instruments which, by their nature, have no off-balance sheet risk of loss due to unfavorable interest rate movements. The Company pays an initial premium, which is recorded on the consolidated balance sheet and amortized to interest expense over the term of the cap agreement. Benefits received are recorded as a reduction of interest expense. The Company had no interest rate cap agreements at December 31, 1997; however, at December 31, 1996 the Company had outstanding interest rate cap agreements with notional amounts of $40.0 million. The variable rates on the cap agreements exceeded the specified cap rates and had a fair value of $300,000 at December 31, 1996.
     In connection with certain asset securitizations, the Company had written interest rate cap agreements with notional amounts of $69.0 million and $150.0 million at December 31, 1997 and 1996, respectively. Both agreements had strike rates of 11%. Any settlement payments made under these agreements will generally be passed back to the Company through an adjustment of servicing fees on securitized loans, although this is subject to the risk of counterparty nonperformance. At December 31, 1997 and 1996, the fair value of these agreements was not material. No payments have been made by the Company under this agreement. The $150.0 million written interest rate cap agreement expired in December 1997. The $69.0 million written interest rate cap agreement expires in April 2000.


NOTE 11  FINANCIAL INSTRUMENTS FAIR VALUE INFORMATION
The estimated fair value amounts of the Company's financial instruments have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, such estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.
     At December 31, 1997 and 1996, the carrying amounts of the Company's financial assets and liabilities are reasonable estimates of fair value.


NOTE 12  CONCENTRATIONS OF CREDIT RISK
The Company's loan portfolio consists of credit card loans throughout the United States. As a result of private label credit card programs with regional merchants, the Company had credit card loans, including securitized loans, aggregating approximately 12% in Texas and 10% in California at December 31, 1997 and 1996.
     At December 31, 1997, the Company's loan portfolio was concentrated among three major private label credit card programs that comprised approximately 32%, 12% and 10% of the total loan portfolio, including securitized loans. At December 31, 1996, the Company's loan portfolio was concentrated among three major private label credit card programs that comprised approximately 30%, 11% and 11% of the total loan portfolio, including securitized loans.


NOTE 13  CAPITAL REQUIREMENTS
HSB is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the FDIC that, if undertaken, could have a direct material effect on HSB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, HSB must meet specific quantitative capital guidelines as calculated under regulatory accounting practices. HSB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.




38 SPS TRANSACTION SERVICES, INC.




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Quantitative measures established by regulation to ensure capital adequacy require HSB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 1997, HSB meets all capital adequacy requirements to which it is subject.
     As of December 31, 1997, the most recent notification from the FDIC categorized HSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized HSB must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed HSB's category.
     HSB's capital amounts and ratios are presented in the table below.


                                                                                                To Be Well-Capitalized
                                                                         For Capital           Under Prompt Corrective
                                                Actual                Adequacy Purposes            Action Provisions
----------------------------------------------------------------------------------------------------------------------
In thousands                                 Amount   Ratio           Amount      Ratio           Amount         Ratio
----------------------------------------------------------------------------------------------------------------------
As of December 31, 1997
 Total Capital (to risk weighted assets)   $158,873   12.37%       >$102,781      >8.0%        >$128,477        >10.0%
                                                                   -              -            -                -
 Tier I Capital (to risk weighted assets)   142,004   11.05        >  51,391      >4.0         >  77,086        > 6.0
                                                                   -              -            -                -
 Tier I Capital (to average assets)         142,004   11.31        >  50,206      >4.0         >  62,757        > 5.0
                                                                   -              -            -                -
----------------------------------------------------------------------------------------------------------------------

As of December 31, 1996

 Total Capital (to risk weighted assets)   $166,723   10.63%       >$125,504      >8.0%        >$156,880        >10.0%
                                                                   -              -            -                -
 Tier I Capital (to risk weighted assets)   146,241    9.32        >  62,752      >4.0         >  94,128        > 6.0
                                                                   -              -            -                -
 Tier I Capital (to average assets)         146,241   10.23        >  57,184      >4.0         >  71,480        > 5.0
                                                                   -              -            -                -
----------------------------------------------------------------------------------------------------------------------


NOTE 14  MAJOR CUSTOMERS
A significant portion of the Company's revenues was derived from two major customers. These major customers accounted for the following percentage of net operating revenues for the years ended December 31:


                      1997   1996   1995
----------------------------------------
Tandy Corporation     23.6%  24.0%  25.6%
The Goodyear Tire &
 Rubber Company       10.1   12.0   12.3
----------------------------------------





                                               SPS TRANSACTION SERVICES, INC. 39





                       AVERAGE BALANCE SHEETS (UNAUDITED)       In thousands




Year ended December 31,                                                             1997
---------------------------------------------------------------------------------------------------------------------------
                                                                AVERAGE         INTEREST     AVERAGE
                                                                AMOUNTS      EARNED/PAID  YIELD/RATE
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
   Due from banks                                            $      760         $     34        4.5%
   U.S. government securities                                    44,450            2,283        5.1%
   State and political securities                                   105                7        6.7%
   Credit card loans                                          1,390,998          240,196       17.3%
   Amounts due from asset securitizations                        46,875            2,674        5.7%
----------------------------------------------------------------------------------------
Total interest-earning assets                                 1,483,188          245,194       16.5%
----------------------------------------------------------------------------------------
Noninterest-earning assets
   Cash and due from banks                                       14,318
   Allowance for loan losses                                    (78,496)
   Due from affiliates                                            2,819
   Other assets                                                 119,258
-----------------------------------------------------------------------
TOTAL ASSETS                                                 $1,541,087
=======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
   Deposits                                                  $  497,870         $ 31,998        6.4%
   Notes payable to affiliates and other borrowings             713,414           41,870        5.9%
   Interest rate exchange contracts                                   -              880          -
----------------------------------------------------------------------------------------
   Total interest-bearing liabilities                         1,211,284           74,748        6.2%
----------------------------------------------------------------------------------------
Noninterest-bearing liabilities                                  86,089
-----------------------------------------------------------------------
TOTAL LIABILITIES                                             1,297,373
-----------------------------------------------------------------------

STOCKHOLDERS' EQUITY                                            243,714
-----------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $1,541,087
=======================================================================

NET INTEREST INCOME                                                             $170,446
========================================================================================

NET YIELD ON INTEREST-EARNING ASSETS                                                           11.5%
----------------------------------------------------------------------------------------------------

SUPPLEMENTAL TOTAL LOANS INFORMATION*
Credit card loans                                            $1,970,998         $346,928       17.6%
Total interest-earning assets                                 2,063,188          351,926       17.1%
Total interest-bearing liabilities                            1,791,284          108,234        6.0%
Net yield on interest-earning assets                                                           11.8%
---------------------------------------------------------------------------------------------------------------------------

*Total loans represents both owned and securitized credit card loans.





40 SPS TRANSACTION SERVICES, INC.






Year ended December 31,                                                   1996                                      1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Average      Interest     Average         Average     Interest    Average
                                                         Amounts   Earned/Paid  Yield/Rate         Amounts  Earned/Paid  Yield/Rate
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
   Due from banks                                     $    4,911      $    255        5.2%      $   27,853     $  1,501         5.4%
   U.S. government securities                             48,788         2,523        5.2%          25,616        1,418         5.5%
   State and political securities                              -             -          -                -            -           -
   Credit card loans                                   1,512,986       223,488       14.8%       1,152,309      159,286        13.8%
   Amounts due from asset securitizations                      -             -          -                -            -           -
------------------------------------------------------------------------------                  -----------------------
Total interest-earning assets                          1,566,685       226,266       14.4%       1,205,778      162,205        13.5%
------------------------------------------------------------------------------                  -----------------------
Noninterest-earning assets
   Cash and due from banks                                13,989                                    10,922
   Allowance for loan losses                             (63,630)                                  (48,145)
   Due from affiliates                                     3,067                                     2,221
   Other assets                                           98,792                                    86,991
----------------------------------------------------------------                                ----------
TOTAL ASSETS                                          $1,618,903                                $1,257,767
================================================================                                ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
   Deposits                                           $  420,973      $ 26,651        6.3%      $  296,919     $ 19,322         6.5%
   Notes payable to affiliates and other borrowings      908,256        50,992        5.6%         710,442       45,334         6.4%
   Interest rate exchange contracts                            -         1,486          -                -          705           -
------------------------------------------------------------------------------                  -----------------------
   Total interest-bearing liabilities                  1,329,229        79,129        6.0%       1,007,361       65,361         6.5%
------------------------------------------------------------------------------                  -----------------------
Noninterest-bearing liabilities                           77,872                                    73,149
----------------------------------------------------------------                                ----------
TOTAL LIABILITIES                                      1,407,101                                 1,080,510
----------------------------------------------------------------                                ----------

STOCKHOLDERS' EQUITY                                     211,802                                   177,257
----------------------------------------------------------------                                ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $1,618,903                                $1,257,767
================================================================                                ==========

NET INTEREST INCOME                                                   $147,137                                 $ 96,844
==============================================================================                  =======================

NET YIELD ON INTEREST-EARNING ASSETS                                                  9.4%                                      8.0%
-----------------------------------------------------------------------------------------       -----------------------------------

SUPPLEMENTAL TOTAL LOANS INFORMATION*
Credit card loans                                     $2,095,026      $328,075       15.7%      $1,678,128     $266,870        15.9%
Total interest-earning assets                          2,148,725       330,853       15.4%       1,731,597      269,789        15.6%
Total interest-bearing liabilities                     1,911,269       112,250        5.9%       1,533,180      101,087         6.6%
Net yield on interest-earning assets                                                 10.2%                                      9.7%
-----------------------------------------------------------------------------------------------------------------------------------




                                               SPS TRANSACTION SERVICES, INC. 41



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



/s/ Robert L. Wieseneck
Robert L. Wieseneck
President and Chief Executive Officer


/s/ Thomas C. Schneider
Thomas C. Schneider
Chairman of the Board
and Chief Financial Officer




                          INDEPENDENT AUDITORS' REPORT



STOCKHOLDERS AND BOARD OF DIRECTORS
SPS TRANSACTION SERVICES, INC.
We have audited the accompanying consolidated balance sheets of SPS Transaction Services, Inc. (an indirect, majority-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements, appearing on pages 26 through 39, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements pre-sent fairly, in all material respects, the financial position of SPS Transaction Services, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
February 18, 1998
Chicago, Illinois



42 SPS TRANSACTION SERVICES, INC.



                       QUARTERLY INFORMATION (UNAUDITED)   In thousands, except
                                                           per share data


                                                 1997                                    1996
-----------------------------------------------------------------------------------------------------------
                                   FIRST   SECOND    THIRD   FOURTH        First   Second    Third   Fourth
                                 QUARTER  QUARTER  QUARTER  QUARTER      Quarter  Quarter  Quarter  Quarter
-----------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net operating revenues           $90,430  $87,817  $82,351  $86,287      $89,011  $83,296  $79,572  $69,041
Total operating expenses          78,391   73,186   66,327   66,681       71,212   72,660   70,546   69,009
Net income                         7,391    8,984    9,839   12,286       11,035    6,593    5,598       20

PER SHARE DATA
Basic earnings per common share  $  0.27  $  0.33  $  0.36  $  0.45      $  0.41  $  0.24  $  0.21  $  0.00
Diluted earnings per
   common share                     0.27     0.33     0.36     0.45         0.40     0.24     0.20     0.00
Basic weighted average common
   shares outstanding             27,197   27,209   27,217   27,221       27,117   27,183   27,194   27,190
Diluted weighted average
   common shares outstanding      27,367   27,386   27,419   27,430       27,387   27,406   27,349   27,349

STOCK PRICE DATA (1)
High                             $ 19.50  $ 20.88  $ 23.50  $ 23.94      $ 32.50  $ 30.75  $ 18.13  $ 18.75
Low                                15.00    15.00    18.13    19.38        28.75    17.00    13.50    14.00
Close                              16.00    18.50    22.13    22.56        30.88    18.00    15.88    15.25
-----------------------------------------------------------------------------------------------------------


(1) Stock price ranges are for transactions reported in The Wall Street Journal for SPS Transaction Services, Inc. listed on the New York Stock Exchange under the trading symbol PAY.

The number of registered common stockholders on February 5, 1998 was 3,674.



                         5-YEAR SELECTED FINANCIAL DATA    In thousands, except
                                                           per share data


                                               1997             1996         1995            1994      1993
-----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net operating revenues                   $  346,885       $  320,920   $  311,992      $  245,802  $205,494
Total operating expenses                    284,585          283,427      241,883         183,441   156,563
Pretax income                                62,300           37,493       70,109          62,361    48,931
Income taxes                                 23,800           14,247       26,636          24,626    18,283
Net income                                   38,500           23,246       43,473          37,735    30,648
Basic earnings per common share                1.41             0.86         1.60            1.40      1.14
Diluted earnings per common share              1.41             0.85         1.59            1.38      1.12

BALANCE SHEET DATA
Credit card loans                        $1,295,787       $1,637,507   $1,620,833      $  679,857  $246,710
Total assets                              1,512,403        1,760,785    1,777,607         768,493   309,537
Deposits                                    510,294          463,435      382,343         205,537    72,852
Due to affiliates                           639,066          982,547    1,110,811         161,573    55,869
Stockholders' equity                        263,035          224,392      199,210         155,704   116,581
Return on average stockholders' equity         15.8%            11.0%        24.5%           27.7%     30.2%

SUPPLEMENTAL DATA
Total loans*                             $1,875,787       $2,217,507   $2,229,992      $1,109,857  $676,710
-----------------------------------------------------------------------------------------------------------

*Total loans represents both owned and securitized credit card loans.

                                               SPS TRANSACTION SERVICES, INC. 43




                               BOARD OF DIRECTORS


FRANK T. CARY
Chairman (retired)
International Business
Machines Corporation
(computer systems and services)


CHRISTINE A. EDWARDS
Executive Vice President,
Chief Legal Officer and Secretary
Morgan Stanley, Dean Witter,
Discover & Co. (financial services)


MITCHELL M. MERIN
President and Chief Executive Officer
Dean Witter InterCapital Inc.
(asset management)


CHARLES F. MORAN
Senior Vice President,
Administration (retired)
Sears, Roebuck and Co. (retailing)


PHILIP J. PURCELL
Chairman and Chief Executive Officer
Morgan Stanley, Dean Witter,
Discover & Co. (financial services)


THOMAS C. SCHNEIDER
Executive Vice President and
Chief Strategic and
Administrative Officer
Morgan Stanley, Dean Witter,
Discover & Co. (financial services)


DENNIE M. WELSH
Senior Vice President
International Business
Machines Corporation
(computer systems and services)


ROBERT L. WIESENECK
President and Chief Executive Officer
SPS Transaction Services, Inc.





                                    OFFICERS



THOMAS C. SCHNEIDER
Chairman of the Board
and Chief Financial Officer


ROBERT L. WIESENECK
President and
Chief Executive Officer


CHRISTINE A. EDWARDS
General Counsel


ROBERT W. ARCHER
Senior Vice President-
Sales and Operations


RICHARD F. ATKINSON
Senior Vice President-
Private Label Consumer


DAVID J. PETERSON
Senior Vice President-
Commercial Technology Services


PATRICK A. ALBRIGHT
Vice President-Marketing
and New Product Development*


RUSSELL J. BONAGUIDI
Vice President-Controller


ROBERT J. FERKENHOFF
Vice President and
Chief Information Officer


DOUGLAS M. HARRISON
Vice President-Operations*


MICHAEL J. HARTIGAN, JR.
Vice President, Associate General Counsel and Secretary


STEPHEN W. MAXWELL
Vice President-Network
Transaction Services*


LARRY H. MYATT
Vice President-Administration


RUTH M. O'BRIEN
Vice President-TeleServices


SERGE J. UCCETTA
Vice President-Private Label Commercial


MARY ANN WARNIMENT
Vice President-Electronic
Information Services



* SPS Payment Systems, Inc.




44 SPS TRANSACTION SERVICES, INC.


                             Corporate Information



SPS TRANSACTION SERVICES, INC.
2500 Lake Cook Road
Riverwoods, Illinois 60015


OPERATIONS CENTERS
Asheville, North Carolina
Gray, Tennessee
Layton, Utah
Sioux Falls, South Dakota


WORLD WIDE WEB ADDRESS
http://www.spspay.com


EMPLOYEES
3,740 full-time equivalent employees;
609 salaried and 3,131 hourly



FORM 10-K AND INVESTOR INFORMATION
Copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained from the Company's Investor Relations Department, (847) 405-3400.


ANNUAL MEETING
The 1998 annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, June 9 at the Chicago Botanic Garden, Education Center, 1000 Lake Cook Road, Glencoe, Illinois.



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

CAUTIONARY STATEMENT
Except for historical information, the statements made and information provided in this report are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Risks and uncertainties that could cause results to differ materially from those forward-looking statements are contained in the Company's SEC filings. Designed and produced by Boller Coates & Neu, Chicago






Designed and produced by Boller Coates & Neu, Chicago.




(C) 1998 SPS Transaction Services, Inc.
Printed in USA







             SPS Transaction Services, Inc.   1997 Annual Report












SPS Transaction Services, Inc.
2500 Lake Cook Road
Riverwoods, Illinois 60015